File No. 333-_____________

 As Filed with the Securities and Exchange Commission on November 3, 1998
============================================================================
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                               FORM S-4

                        REGISTRATION STATEMENT
                                 UNDER
                      THE SECURITIES ACT OF 1933

                       JWGENESIS FINANCIAL CORP.
          (Exact Name Of Issuer As Specified In Its Charter)

                   Florida               6211            65-0811010
               (State or Other     (Primary Standard  (I.R.S. Employer
               Jurisdiction of        Industrial       Identification
              incorporation or      Classification         Number)
                Organization)        Code Number)

                 980 North Federal Highway, Suite 210
                       Boca Raton, Florida 33432
                            (561) 338-2600
  (Address, Including Zip Code, and Telephone Number, Including Area
          Code, of Registrant's Principal Executive Offices)
                         ____________________

                             Joel E. Marks
         Executive Vice President And Chief Financial Officer
                       JWGenesis Financial Corp.
    1117 Perimeter Center West, Suite 500E, Atlanta, Georgia 30338
                            (770) 399-8805
  (Name, Address, Including Zip Code, and Telephone Number, Including
                   Area Code, of Agent For Service)
                         ____________________

                              Copies To:
                        W. Randy Eaddy, Esquire
                        Kilpatrick Stockton LLP
          1100 Peachtree Street, Atlanta, Georgia 30309-4530
                      Telephone:  (404) 815-6500
                         ____________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as possible after this Registration Statement becomes
effective.               ____________________

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                         ____________________

                                                  Calculation of Registration Fee
============================================================================================================================
                                                          Proposed Maximum          Proposed Maximum
  Title of Securities to be        Amount to be          Offering Price Per        Aggregate Offering         Amount of
         Registered                Registered<F1>             Share                     Price<F2>          Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
   Common Stock, par value
       $.001 per share             49,900 shares              Not applicable       $260,498.84               $72.42
=============================================================================================================================

<F1> Represents the estimated maximum number of shares of the common stock of JWGenesis Financial Corp. ("JWGenesis") issuable in connection with the merger of The Americas Growth Fund, Inc. ("AGRO") into JW Charles Financial Services, Inc., ("JWCFS"), a wholly-owned subsidiary of JWGenesis, based upon a conversion ratio of .431 of a share of JWGenesis Common Stock for each share of the common stock of AGRO converted in the Merger.
<F2> Estimated solely for the purpose of determining the
     registration fee pursuant to Rule 457(c) and (f)(1). Calculated on the basis of $2.25 per share, the last reported sale price of the common stock of AGRO on October 31, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
==========================================================================

  JW CHARLES FINANCIAL SERVICES, INC.    THE AMERICAS GROWTH FUND, INC.
  980 North Federal Highway              701 Brickell Avenue
  Suite 210                              Suite 2000
  Boca Raton, Florida                    Miami, Florida 33131



             NOTICE OF PLAN TO EFFECT "SHORT-FORM" MERGER
                       WITHOUT SHAREHOLDER VOTE

                                                    November ___, 1998

   To the Shareholders of
      The Americas Growth Fund, Inc. ("AGRO"):


          This letter and the accompanying Prospectus of JWGenesis Financial Corp. ("JWGenesis" or the "Company") constitute the 30-day notice required by Section 3-106 of the Maryland General Corporation Law ("MGCL"), to the shareholders of AGRO prior to the consummation of a "short-form" merger (the "Merger"), of AGRO with and into JW Charles Financial Services ("JWCFS"), a wholly owned subsidiary of JWGenesis. Because JWCFS owns more than 90% of the outstanding shares of the common stock, par value $.01 per share (the "AGRO Shares"), of AGRO, the Merger can and will be effected without a vote of AGRO's shareholders under Section 3-106 of the MGCL. The terms of the Merger provide that AGRO shareholders will be paid in shares of JWGenesis common stock for their AGRO Shares. However, in connection with the Merger, and in accordance with
   Section 3-201 et seq of the MGCL, an AGRO shareholder may object to the Merger and demand that JWCFS pay such shareholder the fair value of his or her AGRO Shares in cash.

          The accompanying Prospectus of JWGenesis describes in detail the terms of the Merger, and contains important information about JWGenesis and its common stock, as well as the procedures that must be followed by an AGRO shareholder to object to the Merger and demand payment in cash. Accordingly, even though no vote is being taken, and no proxy or other consent is being solicited or requested, you should read carefully all of the information in the accompanying Prospectus. This letter is not a summary of that information.


                              Sincerely,



  JW CHARLES FINANCIAL SERVICES, INC.   THE AMERICAS GROWTH FUND, INC.



  By:________________________________  By:______________________________
     Joel E. Marks                        Leonard J. Sokolow
     Vice Chairman                        President

              Subject to Completion, Dated November 3, 1998

PROSPECTUS

                       JWGENESIS FINANCIAL CORP.

     We are JWGenesis Financial Corp., a holding company incorporated in Florida engaged in the investment banking and securities business. Our wholly-owned subsidiary, JW Charles Financial Services, Inc., will pay about 49,828 shares of our common stock, par value $.001 per share, to the shareholders of The Americas Growth Fund, Inc., or AGRO, to merge AGRO with and into JW Charles. That will equal .431 of a JWGenesis share for each share of AGRO common stock that JW Charles does not already own. Because JW Charles owns more than 90% of the outstanding shares of AGRO's common stock, applicable state law permits us to merge AGRO with and into JW Charles without AGRO's
shareholders voting on the merger.   However, under Maryland law, AGRO
shareholders can demand that JW Charles pay them the fair value of their AGRO shares in cash, instead of exchanging their AGRO shares for JWGenesis shares. See "The Merger Rights of Objecting Shareholders".

     JW Charles intends to file Articles of Merger to complete the merger as soon as practicable, but no earlier than 30 days after we first send this prospectus to you. Among other consequences, after we complete the merger, each outstanding AGRO share will cease to exist and will convert into the right to receive .431 of a JWGenesis share except for shares that JW Charles already owns and shares owned by AGRO shareholders who exercise their right to receive the fair market value of their shares in cash instead of JWGenesis shares.

     JW Charles was a publicly held company before June 1998, when all of its shareholders exchanged their shares of common stock for JW Genesis shares on a one-for-one basis. JWGenesis replaced JW Charles as the publicly held company at that time. In September 1997 before the share exchange with JW Genesis JW Charles completed a tender offer to exchange shares of its common stock, par value $.001 per share, for AGRO shares on a .431-for-one basis. AGRO shareholders owning 823,588 AGRO shares (about 65% of the then-outstanding shares of AGRO common stock, excluding shares already owned by JW Charles) exchanged their shares at that time for approximately 354,851 JW Charles shares. Taking into account AGRO shares it owned before the September 1997 exchange offer, JW Charles now owns approximately 91% of AGRO's common stock.

     JWGenesis shares trade on the American Stock Exchange. On October 30, 1998, the last reported sale price of JWGenesis shares was $7.00. AGRO shares traded on The Nasdaq Stock Market until delisted on March 17, 1998. On March 13, 1998, the last day AGRO shares traded on Nasdaq, the last reported sale price per AGRO share was $2.75. On October 30, 1998, the last reported sale price for the AGRO shares on the OTC Bulletin Board was $2.25 per share.

                      _________________________

 CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 13 OF THIS PROSPECTUS.
                      _________________________

        WE ARE NOT ASKING YOU FOR A PROXY; DO NOT SEND US ONE.
                     __________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES WE ARE OFFERING, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR
COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           November 3, 1998
     The information in this prospectus is not complete and may not be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

                                CONTENTS

                                                                          Page

Where You Can Find More Information........................................ 2
Forward-Looking Statements................................................. 2
Summary--General........................................................... 4
Summary--The Merger........................................................ 6
Summary Historical Financial Information................................... 9
Summary Unaudited Pro Forma Consolidated
   Condensed Financial Information......................................... 11
Comparison of Certain Unaudited Per Share Data............................. 12
Risk Factors............................................................... 13
       Volatile Nature of the Securities Business.......................... 13
       Inherent Uncertainties Relating to Certain Effects
          of the Combination............................................... 14
       Significant Competition............................................. 15
       Dependence on Key Personnel......................................... 15
       Dependence on Outside Sources of Financing.......................... 16
       Net Capital Requirements; Holding Company
          Structure........................................................ 16
       Dependence on Systems............................................... 16
       Year 2000........................................................... 17
       Risk of Reduced Revenues Due to Decline in Trading
          of Growth Company Securities..................................... 17
       Risks Associated with Regulation.................................... 17
       Risk of Losses From Underwriting and Trading........................ 18
       Risk of Losses Associated With Litigation and
          Securities Laws.................................................. 18
       Risks Associated with Management of Growth.......................... 19
       Previous Schedule 13D Filings Involving AGRO........................ 20
Glossary of Certain Terms.................................................. 21
Markets for the JWGenesis and AGRO Shares.................................. 22
The Merger................................................................. 24
      Background........................................................... 24
      Conversion of AGRO Shares............................................ 24
      Investment Decision.................................................. 25
      Exchange of Certificates............................................. 26
      Material Federal Income Tax Consequences............................. 26
      Rights of Objecting Shareholders..................................... 27
Information About AGRO..................................................... 28
Selected Historical Financial Data of JWGenesis............................ 29
JWGenesis Management's Discussion and Analysis of
   Financial Condition and Results of Operations........................... 30
Selected Financial Data of Genesis......................................... 38
Genesis Management's Discussion and Analysis of
  Financial Condition and Results of Operations............................ 39
Business................................................................... 43
Directors and Executive Officers........................................... 52
Executive Compensation..................................................... 56
Certain Transactions....................................................... 60
Unaudited Pro Forma Consolidated Condensed
  Financial Statements..................................................... 62
Description of Capital Stock of JWGenesis.................................. 66
Legal Matters.............................................................. 68
Experts.................................................................... 68
Index to Financial Statements.............................................. F-1
Appendix A Plan of Merger.................................................. A-1
Appendix B Title 3, Subtitle 2 of the Maryland
General Corporation Law.................................................... B-1
                  _______________________________________

                   WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-4 we have filed with the SEC covering the shares of our common stock we are issuing in the merger.

     Both JWGenesis and AGRO file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC. You may read and copy any materials these companies file with the SEC at the SEC's Public Reference Room
at 450 Fifth Street, N.W., Washington, D.C. 20549.   For information
on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also obtain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC from the SEC's Internet site (http://www.sec.gov). The address of that site is http://www.sec.gov. JWGenesis also maintains an Internet site (http://jwgenesis.com).

                      FORWARD-LOOKING STATEMENTS

     From time to time, information we provide, or statements of our directors, officers, or employees, may be "forward-looking" statements under the Private Securities Litigation Reform Act of 1995. Those statements involve numerous risks and uncertainties. Any statements made or incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements. Such forward-looking statements in this prospectus, and others that we or

our representatives make, are based on a number of assumptions and involve risks and uncertainties. Consequently, actual results could differ materially. The factors we describe under the heading "Risk Factors" are some, but not all, of the reasons that results could be different.

                           SUMMARY--GENERAL

     BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL THE INFORMATION YOU CONSIDER IMPORTANT. YOU SHOULD READ IT ONLY IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING LATER IN THIS PROSPECTUS.

     AS WE ARE A HOLDING COMPANY, WHEN WE DESCRIBE OUR BUSINESS, WE GENERALLY MEAN BUSINESSES WE CONDUCT THROUGH OUR SUBSIDIARIES.

                       The Parties to the Merger

     JWGENESIS. We are a publicly held, diversified financial services holding company, engaged primarily in securities brokerage, investment banking, and securities transaction clearing and execution. Our principal operating subsidiaries are Corporate Securities Group, Inc., JWGenesis Clearing Corp. (formerly JW Charles Clearing Corp.), JWGenesis Securities, Inc. (formerly JW Charles Securities, Inc.), and JWGenesis Capital Markets, LLC (formerly Genesis Merchant Group Securities, LLC). All of our subsidiaries, except JWGenesis Capital Markets, are owned through our wholly-owned subsidiary, JW Charles Financial Services, Inc. We operate a full-service securities brokerage and investment banking business that offers "one-stop-shopping" for our customers and clients. Our company

   * offers a wide range of securities brokerage and investment services to a diversified client base,
   * delivers a broad range of clearing services to affiliated and independent broker-dealers, including commercial bank affiliates, and
   * provides investment banking services to corporate and institutional clients and high net worth individuals.

     In June 1998, JWGenesis acquired all outstanding JW Charles common shares in exchange for JWGenesis' common shares on a one-for-one basis. At the same time, JWGenesis acquired all the outstanding equity interests of Genesis Merchant Group Securities, LLC from its owners in exchange for 1,500,000 JWGenesis shares. As a result of those transactions, JWGenesis replaced JW Charles as a public company, and JWGenesis now owns all of JW Charles and Genesis Merchant Group Securities, LLC.

     Our common stock trades on the American Stock Exchange under the symbol "JWG". Our principal executive offices are located at 980
North Federal Highway, Suite 210, Boca Raton, Florida 33432, (561)
338-2600.

     JW CHARLES. Now one of our wholly-owned subsidiaries, JW Charles Financial Services, Inc. was originally incorporated in Florida in 1983.

     AGRO. The Americas Growth Fund, Inc., or AGRO, was organized in 1994 as a non-diversified, closed-end investment management company. AGRO is regulated as a special type of investment company known as a business development company under the Investment Company Act of 1940. AGRO initially offered its shares to the public in August 1994, raising approximately $5.15 million in net proceeds. AGRO invests in equity and debt securities of emerging and established United States-based companies that are "strategically linked" to the Caribbean and Latin America. As of June 30, 1998, AGRO owned investments in one company with a realizable value of $50,000 and had approximately $755,600 in cash, cash equivalents, and other liquid assets that were

not invested in companies. AGRO's investments in other companies have been written down to zero. AGRO's investment objective is appreciation of value of its investments, rather than income. To provide you with more detailed information concerning AGRO, we reproduced AGRO's Annual Report on Form 10-KSB for the year ended

December 31, 1997 and its Quarterly Report on Form 10-QSB for the period ended June 30, 1998 (except for exhibits) and are delivering those reports with this prospectus.

     AGRO Shares trade on the OTC Bulletin Board.  AGRO is a Maryland corporation with its principal executive offices located at 701
Brickell Avenue, Suite 2000, Miami, Florida 33131, (305) 374-0282.


                              BACKGROUND


     JW Charles completed a tender offer to exchange JW Charles shares for AGRO shares in September 1997, at a ratio of .431 of a JW Charles share for one AGRO share. As a result, approximately 823,588 AGRO shares, or __% of the then-outstanding shares of AGRO common stock that were not already owned by JW Charles, were exchanged for approximately 354,851 JW Charles shares. After the exchange offer was completed, JW Charles owned approximately 91% of the outstanding AGRO shares. At the time of the exchange offer, JW Charles stated that it expected to engage in another transaction (such as the merger now proposed) in order to acquire the remaining shares of AGRO common stock.

     Because JW Charles owns more than 90% of AGRO's common stock, under the Maryland General Corporation Law and the Florida Business Corporation Act, AGRO is merging into JW Charles without AGRO shareholders voting on the transaction. After the merger is completed, each outstanding AGRO share will cease to exist, and (other than shares owned by AGRO shareholders who opt to demand to be paid in cash for the fair market value of their shares) will convert into the right to receive .431 of a JWGenesis share for each AGRO share. The merger allows JW Charles to acquire sole ownership of AGRO's assets. In connection with the merger, JW Charles will withdraw AGRO from its special status as a business development company. AGRO will no longer be a separate entity as a result of the merger.

     Because the SEC might have decided that the merger involves the purchase of AGRO's property by JW Charles, the merger might have been prohibited by Section 57(a)(2) of the Investment Company Act of 1940 unless the SEC granted exemptive relief. Consequently, JW Charles and AGRO applied to the SEC for an exemption. The SEC published a public notice regarding the application, and granted the requested exemption on May 20, 1998. We had to delay proceeding with this merger, however, because of complexities associated with the June 1998 transactions described earlier by which JWGenesis replaced JW Charles as a public holding company and acquired Genesis Merchant Group Securities, LLC. Those matters have now been addressed, and so we are proceeding with this merger.


                             RISK FACTORS


     Ownership of our common stock involves significant risks. You should therefore consider the discussion under the heading "Risk
Factors" beginning on page 13, as well as the other information in this prospectus when making your decision whether to exercise your right under Maryland law to object to the merger and demand to be paid in cash.

                            SUMMARY--THE MERGER

INVESTMENT DECISION

     Your vote as a an AGRO shareholder is not required to approve the merger, and we will not ask for it. Because our subsidiary, JW Charles, owns at least 90% of AGRO's shares, we can merge AGRO with and into JW Charles under applicable "short-form" merger laws. As an AGRO shareholder, you nonetheless have an investment decision to make concerning our shares because of Maryland's objecting shareholders' rights statute. As described below, you may object to the merger and proceed to perfect rights under Maryland law that would entitle you to receive the fair value of your AGRO shares in cash, rather than receive .431 of a JWGenesis share for each single AGRO share you own. Your decision whether to object to the merger and receive cash, or simply to receive JWGenesis shares for your AGRO shares at the conversion ratio, is the same as a decision whether or not you want to acquire JWGenesis shares. You cannot decide to continue to own your AGRO shares, however, because the decision to complete the merger has already been made, and the merger will result in the automatic conversion or cancellation of all AGRO shares.

THE MERGER

     Among other consequences, after the merger is completed

     * AGRO will cease to exist as a separate entity;

     * AGRO will have merged with and into our subsidiary, JW
       Charles;

     * JW Charles will assume all of AGRO's assets, liabilities, and obligations; and

     * each issued and outstanding AGRO share (other than shares owned by objecting shareholders and shares already held by JW Charles) will convert into the right to receive .431 of a JWGenesis share.

         As of June 30, 1998, approximately 115,612 AGRO shares were issued and outstanding (other than AGRO shares held by JW Charles). Assuming no AGRO shareholders object to the merger, approximately 49,828 JWGenesis shares will be issued to the AGRO shareholders (other than JW Charles) in exchange for their AGRO shares. We will not issue fractional JWGenesis shares in the merger. Instead, we will pay the value of any fractional shares to AGRO shareholders. The 49,828 JWGenesis shares we expect to issue in the merger will represent less than one percent (1%) of the JWGenesis shares outstanding immediately following that issuance in the merger (assuming no other intervening issuances or repurchases of JWGenesis shares after the date of this prospectus).
   ==================================================================
     AS  AN  EXAMPLE  OF  HOW  THE  CONVERSION  IN  THE MERGER
     WORKS,  IF   YOU  OWN 100  AGRO  SHARES, THEN ON THE DAY THE
     MERGER  IS  COMPLETED,  YOUR  SHARES  WILL  AUTOMATICALLY
     CONVERT  INTO  THE  RIGHT TO  RECEIVE  43  JWGENESIS  SHARES.
     THE  CALCULATION   ACTUALLY   YIELDS   43.1  (.431  X 100  =
     43.1),  BUT  WE   WILL   PAY  CASH  EQUAL TO THE  FAIR VALUE OF
     A FRACTIONAL   JWGENESIS   SHARE    RATHER  THAN  GIVING YOU  A
     FRACTIONAL   SHARE.   IN   THIS  EXAMPLE,  WE   WOULD  PAY  YOU
     THE   FAIR   MARKET   VALUE   OF  0.1  OF  A SHARE OF  JWGENESIS
     COMMON  STOCK.  THIS  IS   JUST  AN  EXAMPLE  THIS  PROSPECTUS
     CONTAINS MORE  DETAILED  INFORMATION  WHICH YOU  SHOULD CONSULT.
   ==================================================================
     AGRO shareholders who choose to object to the merger will have the right to demand payment in cash of the fair value of their AGRO shares as provided under Maryland law. See "The Merger Rights of Objecting Shareholders". If any AGRO shareholders object and opt to receive cash for their AGRO shares, the total number of JWGenesis shares issued in the merger will be reduced.

     AGRO shareholders who do not object will receive stock certificates representing their new shares of JWGenesis common stock after surrendering their AGRO stock certificates to American Stock Transfer & Trust Company of New York, which is JWGenesis' transfer agent, or to JWGenesis.

   ===========================================================
     DO NOT SURRENDER YOUR AGRO STOCK CERTIFICATES FOR EXCHANGE UNTIL WE SEND YOU A LETTER OF TRANSMITTAL AND RELATED INSTRUCTIONS AND OTHER MATERIALS AFTER THE
     MERGER  IS  COMPLETED.   SEE  "THE  MERGER EXCHANGE  OF
     CERTIFICATES".
   ===========================================================


MATERIAL FEDERAL INCOME TAX CONSEQUENCES


     The merger is a tax-free reorganization. AGRO shareholders will not recognize any income, gain, or loss from receipt of JWGenesis shares in the merger.


RIGHTS OF OBJECTING SHAREHOLDERS


     As an AGRO shareholder, you may object to receiving JWGenesis shares in the merger, and instead demand that JW Charles pay you the fair value of your AGRO shares in cash, in accordance with Title 3, Subtitle 2 of the Maryland General Corporation Law. JW Charles intends to file the Articles of Merger relating to the merger and to complete the merger as soon as practicable, but no earlier than 30 days following the date we first send this prospectus to you. Pursuant to Maryland law, if you decide to object, you must submit a written objection to the merger within 30 days after the date notice of the merger is given. This prospectus serves as the notice of the merger that JW Charles is required to give you under Maryland law.

     Promptly after the Articles of Merger become effective, JW
Charles will notify each objecting shareholder of the date the Articles of Merger were filed. Within 20 days of that notice, objecting shareholders must make a written demand for payment of the fair value of their shares. For a more detailed description, see "The Merger Rights of Objecting Shareholders".


DETERMINATION OF THE CONVERSION RATIO


     The ratio for the conversion of AGRO shares into JWGenesis shares in the merger is the same as the ratio at which AGRO shares were exchanged for JW Charles shares in the September 1997 exchange offer.
We are using JWGenesis shares in the merger because, after that exchange

offer, JWGenesis replaced JW Charles as a public company, as a result of their June 1998 share exchange, and each JW Charles share was converted into one JWGenesis share. The JWGenesis shares are now publicly traded on the American Stock Exchange. JW Charles did not obtain a fairness opinion or other analysis from an outside party concerning the fairness or reasonableness of the terms of the September 1997 exchange offer or this merger from the perspective of AGRO shareholders.


MARKET PRICE


     Our shares are traded on the American Stock Exchange. AGRO shares, which previously traded on the Nasdaq Small Cap Market, were delisted by Nasdaq on March 17, 1998, and now trade sporadically on the OTC Bulletin Board. For information relating to market prices of JWGenesis shares and AGRO shares, see "Markets for the JWGenesis and AGRO Shares".

                 SUMMARY HISTORICAL FINANCIAL INFORMATION
                (In thousands, except per share amounts)

     In the following tables, we present summary historical financial information for JWGenesis and AGRO. We derived the summary historical financial information of AGRO as of and for the years ended December 31, 1997, 1996 and 1995, and as of and for the six months ended June 30, 1998, from financial statements of AGRO included in AGRO's Form
10-KSB for the year ended December 31, 1997, or AGRO's Form 10-QSB for the quarterly period ended June 30, 1998, each of which is reproduced in its entirety (except for exhibits) and is being delivered with this prospectus.

     On June 12, 1998, JW Charles and Genesis Merchant Group Securities, LLC completed a combination in which the two firms combined into a new company, JWGenesis. See "Summary General" and "Business The Share Exchange and the Combination". As a result of that combination, JWGenesis succeeded to the business and operations of JW Charles and Genesis. We derived the summary historical financial information for JWGenesis relating to periods before June 12, 1998 solely from financial statements of JW Charles. Except as otherwise expressly indicated, this information relates to matters before the combination of JW Charles and Genesis. We derived the summary historical financial information of JWGenesis as of and for the five full fiscal years ended December 31, 1997 from audited financial statements of JW Charles some of which appear elsewhere in this prospectus. We derived the summary historical financial information of JWGenesis as of and for the six months ended June 30, 1998 from JWGenesis' unaudited interim financial statements appearing elsewhere in this prospectus.

                                                      Six Months Ended                       Year Ended
                                                          June 30                            December 31
                                                    ------------------    ------------------------------------------------
                                                     1998       1997      1997      1996      1995      1994       1993
                                                   --------   --------  --------  --------  -------   -------    --------
JWGENESIS - HISTORICAL DATA:
Results of Operations for Period:
  Revenues.....................................    $ 51,141   $ 44,137  $ 97,182  $ 91,020  $ 80,041  $ 60,471   $ 50,066
  Income Before Income Taxes and
     Cumulative Effect of Change in
     Accounting Principle......................       4,956      3,416     9,792     8,232     6,287     5,243      4,944
  Net Income...................................       3,046      2,221     6,103     6,025     3,810     3,300      3,772
  Earnings Per Share
     Basic.....................................         .78        .68      1.77      1.42       .65       .56        .63
     Diluted...................................         .67        .58      1.50      1.26       .64       .56        .63
  Weighted Average Number of Common
    Shares Outstanding
     Basic.....................................       3,919      3,289     3,443     4,246     5,862     5,858      5,975
     Diluted...................................       4,519      3,820     4,070     4,784     6,000     5,907      6,024
  Dividends Per Common Share...................           0          0         0         0         0         0          0
Financial Condition at End of Period:
     Cash and cash equivalents.................      14,564     12,967    11,512    11,836     8,597     5,401      3,289
     Total assets..............................     189,127    124,721   140,732   127,331   115,214    82,218     77,564
     Short-term borrowings from banks..........      47,257     21,744    29,423    17,375    28,138     7,303     20,271
     Notes payable to affiliates...............           -      5,613     5,113     8,625     3,500     5,161      2,661
     Total liabilities.........................     145,514    107,128   116,066   111,959    98,643    69,459     67,454
     Mandatorily redeemable common
     stock.....................................           -          -         -         -     7,013         -          -
     Total stockholders' equity................      43,613     17,593    24,666    15,372     9,558    12,759     10,110


                                                            Six Months Ended                     Year Ended
                                                               June 30                          December 31
                                                      ----------------------       ----------------------------------
                                                         1998         1997           1997           1996         1995
                                                      --------      -------         ------        -------       -------
AGRO - HISTORICAL DATA:
Results of Operations for Period:
  Revenues....................................        $  103        $  125          $  233        $  194        $  327
  Expenses....................................           165           264             510           516           296
  Net Income (loss)...........................           (62)         (139)           (493)         (315)           25
  Net Income (loss) Per Common Share..........          0.06          0.10           (0.39)        (0.25)         0.02
  Average Common Shares Outstanding...........         1,265         1,265           1,265         1,265         1,265
  Dividends Per Common Share .................             0             0               0             0             0
Financial Condition at end of Period:
  Total Assets................................         4,468         4,777           4,389         4,939         5,213
  Total Liabilities...........................            13            44              16            74            33
  Net Asset Value Per Share...................          3.52          3.74            3.46          3.85          4.09

               SUMMARY UNAUDITED PRO FORMA CONSOLIDATED
                    CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated condensed statement of operations of JWGenesis for the year ended December 31, 1997 and the six month period ended June 30, 1998 gives effect to the merger as if it had occurred as of January 1, 1998. You should read this unaudited pro forma consolidated condensed statement of operations in conjunction with JWGenesis' historical financial statements, including the notes thereto, appearing in this prospectus, and the historical financial statements of Genesis Merchant Group Securities, LLC, including the notes thereto, which are also contained in this prospectus.

     We present this unaudited pro forma consolidated condensed statement of operations for information purposes only. It does not necessarily indicate the financial position or operating results that would have occurred if the merger had been completed as of the dates indicated, nor does it necessarily indicate our future financial conditions or operating results. No adjustment has been made to the historical financial statements for the effect of the approximate 9% minority interest in AGRO not owned by JWGenesis. Such adjustment, if made, would not have a material effect on the following unaudited pro forma consolidated condensed statement of operations. See "Risk Factors" and "Unaudited Pro Forma Consolidated Condensed Financial Information".


Pro Forma Consolidated Condensed Statement                        Six Months Ended          Year Ended
of Income Data<F1>:                                                 June 30, 1998        December 31, 1997
                                                                  ----------------       -----------------
                                                                        (in thousands, except shares
                                                                              and per share amounts)
        Revenues                                                     $   63,505            $   127,752
        Income before income taxes                                        5,603                 12,067
        Net income                                                        3,326                  7,267
        Net income per common share:
                 Basic  . . . . . . . . . . . . . . . .                   $0.63                  $1.47
                 Diluted  . . . . . . . . . . . . . . .                   $0.57                  $1.30
        Average common shares outstanding<F2>:
                 Basic  . . . . . . . . . . . . . . . .               5,268,753              4,943,141
                 Diluted  . . . . . . . . . . . . . . .               5,869,065              5,569,594

<F1>  Pro forma adjustments include (a) the amortization of cost in excess of net assets acquired (goodwill), (b) amortization of certain payments and distributions of restricted JWGenesis shares to Marshall T. Leeds and Joel E. Marks in connection with the termination of the financial terms of their previous employment arrangements with JW Charles and their execution of certain nonsolicitation agreements with JWGenesis, and changes in executive compensation, and (c) an income tax provision to reflect the pro forma tax effects (i) as if Genesis Merchant Group Securities, an LLC, were taxed as a C corporation and (ii) amortization of the special payments described in (b) and changes in executive compensation.
<F2>  Adjusted to reflect the 1,500,000 shares of JWGenesis common stock issued in exchange for 100% of the Genesis equity interests in the combination of JW Charles and Genesis
      (assuming the shares were outstanding for the entire period).

            COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

     We have set forth below the historical and pro forma, giving effect to our combination with Genesis Merchant Group Securities, LLC earlier in the year, net income and book value per share data for JWGenesis, the pro forma net income and book value per share data for JWGenesis giving effect to the merger with AGRO, and the equivalent pro forma net income and book value per share data for AGRO.

     The pro forma data giving effect to the merger is based upon the conversion of one AGRO share into .431 of a JWGenesis share. No cash dividends were declared or paid during the period presented.

                                                           Six Months Ended June 30, 1998
                                                      -------------------------------------------
                                                                                Pro Forma
                                                                      ---------------------------
                                                      Historical      JWGenesis          Merger
                                                      ----------      ---------          ------
JWGenesis
  Book value per share.............................    $ 8.22           $ 8.22         $ 8.14 <F2>

  Net income per share:
    Basic .........................................      0.78             0.63           0.63 <F3>
    Diluted........................................      0.67             0.57           0.56 <F3>

AGRO
  Net assets per share.............................      3.52             3.54 <F1>      3.51 <F1>
  Net income per share:
    Basic..........................................      0.06             0.27 <F1>      0.27 <F1>
    Diluted........................................      0.06             0.25 <F1>      0.24 <F1>
______________

<F1> Amounts are calculated by multiplying the pro forma amounts by the conversion ratio of .431.
<F2> Amounts are calculated by dividing JWGenesis' historical shareholders' equity or net income by the sum of the total outstanding shares of JWGenesis common stock plus new shares to be issued in the merger of JW Charles and AGRO.
<F3> Amounts are calculated by dividing JWGenesis' pro forma shareholders' equity or net income by the sum of total pro forma outstanding JWGenesis shares plus new shares to be issued in the merger.

                              RISK FACTORS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this prospectus. You should consider the following factors carefully in addition to the other information contained in this prospectus in connection with the merger.


Volatile Nature of the Securities Business


     The securities business is, by its nature, subject to significant risks particularly in volatile or illiquid markets. These risks include the risks of


*  trading losses                                *  losses resulting from the
                                                    ownership or underwriting
*  counterparty failure to meet commitments

*  employee fraud                                *  customer fraud

*  errors and misconduct                         *  issuer fraud

*  litigation                                    *  failures in connection with
                                                    the processing of securities
                                                    transactions


     Our principal business activities are retail securities brokerage, investment banking, and clearing and execution services. These businesses are highly competitive and subject to various risks, volatile trading markets, and fluctuations in the volume of market activity. The securities business is directly affected by many broad factors, including

*  economic and political conditions             *  broad trends in business and
                                                    finance

*  legislation and regulation affecting          *  currency values
   the business and financial communities

*  inflation                                     *  market conditions

                                                 *  the credit capacity or
                                                    perceived creditworthiness
*  the availability and cost of                     of the securities industry
   short-term or long-term funding and              in the marketplace
   capital
                                                 *  interest rate levels and
                                                     volatility

     These and other factors can contribute to lower price levels for securities and illiquid markets. Lower price levels of securities may result in

     * reduced securities transactions volumes, with a correlative reduction in commission revenues;

     * losses from declines in the market value of securities held in trading, investment, and underwriting positions; and

     * reduced management fees calculated as a percentage of assets managed.


In low volume periods, profitability levels are further adversely affected because certain expenses remain relatively fixed. Sudden sharp declines in securities' market values and the failure of issuers and counterparties to perform their obligations can result in illiquid

markets. This in turn can make it difficult for us to sell securities, hedge our securities positions, and invest funds under our management. These negative market conditions, if prolonged, may also lower our revenues from investment banking and other activities. As a result of the varied risks associated with the securities business, which are beyond our control, our commissions and other revenues could be adversely affected. Revenue reductions and losses resulting from securities underwriting or ownership could have a material adverse effect on our results of operations and financial condition. In addition, our revenues and operating results may fluctuate from quarter to quarter and from year to year because of these risks.


INHERENT UNCERTAINTIES RELATING TO CERTAIN EFFECTS OF THE COMBINATION OF JW CHARLES AND GENESIS


     The success of the combination of Genesis Merchant Group Securities, LLC and JW Charles into JWGenesis in enhancing long-term shareholder value depends in part on the ability of the former separate managements of JW Charles and Genesis (the latter has been renamed JWGenesis Capital Markets LLC, or JWG Capital) to coordinate their two business operations. As in every business combination, this coordination requires the dedication of management resources, which may temporarily divert attention from day-to-day business. Because JW Charles was, and JWGenesis is, headquartered in Boca Raton, Florida, and JWG Capital remains based in San Francisco, the difficulties of coordination are increased by the necessity of managing geographically separated organizations.

     As discussed elsewhere in this prospectus, JWG Capital incurred a pre-tax loss of approximately $2.0 million for the three month period ended September 30, 2998. The losses were primarily attributable to JWG Capital's trading losses, reductions in its institutional sales volume and costs associated with its institutional sales effort. In August 1998, we began a detailed analysis of JWG Capital's operations which resulted in our making several significant changes in those operations. These changes included:

*  a reduction in JWG Capital's institutional sales effort,

* a reduction in securities inventory positions and other activities that require the firm to put its capital at risk,

*  a reduction in the number of industries covered by the JWG
   Capital research department,

* consolidation of certain redundant activities conducted at JWG Capital that are performed at other subsidiaries, and

* staff and expense reductions and compensation adjustments reflecting the impact of these changes.

We have focused JWG Capital's resources on brokerage processing services and corporate finance, the two areas of its business that we believe are most beneficial to our organization as a whole. As a result of these changes, JWG Capital has returned to profitability for the month of October 1998, and we believe that our ability going forward to coordinate the management of JWG Capital's operations with the rest of our business has been significantly enhanced. We cannot assure, however, that the coordination necessary to maximize the benefits initially anticipated from the combination will be wholly realized.

SIGNIFICANT COMPETITION

     All aspects of our business are highly competitive. We compete directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors, and certain commercial banks. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. These mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than we do. With respect to retail brokerage activities, certain regional firms with which we compete have operated in certain markets longer than us and have established long-standing client relationships. In addition, we expect competition from commercial banks to increase because of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks' securities activities. We also compete with others in the financial services industry in recruiting new employees and retaining current employees.

     We expect to face increasing competition from companies offering electronic brokerage services, which is a rapidly developing industry. These competitors may have lower costs or provide fewer services, and may offer certain customers more attractive pricing or other terms, than we offer. We also anticipate competition from underwriters who attempt to conduct public offerings for emerging growth companies through new means of distribution, including transactions using electronic media such as the Internet. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries like us, our operating results could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     Most aspects of the our business are dependent on highly skilled individuals. We devote considerable resources to recruiting, training, and compensating these individuals. In addition, one component of our strategy is to increase market penetration by recruiting experienced investment consultants. We cannot assure that these recruiting efforts will be successful or, if successful, that they will enhance our business, results of operations, or financial condition.

     COMPETITION FOR PROFESSIONAL EMPLOYEES. From time to time, our employees may leave to pursue other opportunities. We have experienced losses of research, investment banking, and sales and trading professionals. Competition for key personnel is intense. We cannot assure that losses of key personnel due to such competition, or for other reasons, will not occur in the future. The loss of an investment banking, research, or sales and trading professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

    LIMITATIONS OF EMPLOYEE RETENTION MECHANISMS. We depend on many key employees, and in particular on our senior executive officers: Marshall T. Leeds, our Chairman, President, and Chief Executive Officer; Philip C. Stapleton, our Chief Operating Officer; and Joel E. Marks, our Chief Financial Officer--each of whom has an employment agreement with us.

     The loss of any key employee could materially and adversely affect JWGenesis. While we generally do not have employment agreements with our employees, we attempt to retain employees with incentives such as long-term deferred compensation plans, stock issuances conditioned on continued employment, and options to buy stock that vest over a number of years of employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if our stock price were to decline, or fail to appreciate sufficiently. If that happened, our long-term deferred compensation plans might no longer be a competitive incentive for our key employees to stay with us.

DEPENDENCE ON OUTSIDE SOURCES OF FINANCING

     Like others companies in the securities industry, we rely on external sources to finance a significant portion of our day-to-day operations, principally customer margin account balances and certain transactions. Our principal cash and liquidity sources are commissions, trading profits and collateralized bank loans. Liquidity management includes the monitoring of assets available to hypothecate or pledge against short-term borrowings. We maintain working capital credit lines with banks aggregating approximately $5.0 million. The financing available to us varies depending on market conditions, the volume of certain trading activities, credit ratings, credit capacity, and the overall availability of credit to the financial services industry. We cannot assure that adequate financing to support our business will be available in the future on attractive terms, or at all.

NET CAPITAL REQUIREMENTS; HOLDING COMPANY STRUCTURE

     The SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc., ("NASD"), and various other regulatory bodies in the United States have rules with respect to net capital requirements that affect us. These rules require that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Our broker-dealer subsidiaries must comply with the net capital requirements, which could limit operations that require intensive use of capital, such as underwriting or trading activities. These rules could also restrict our ability to withdraw capital from our broker-dealer subsidiaries, even in circumstances where these subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to pay dividends, implement our strategies and pay interest on and repay the principal of our debt. In addition, a change in these rules, or the imposition of new rules, affecting the scope, coverage, calculation, or amount of the net capital requirements, could have similar adverse effects. Significant operating losses or any unusually large charge against net capital could also have a similar material adverse effect.

DEPENDENCE ON SYSTEMS

     Our business is highly dependent on communications and information systems. If these systems fail or are interrupted, our securities trading activities could experience delays, and we might be unable to execute client transactions. This could have a material adverse effect on our operating results. We cannot assure that we will not suffer any systems failures or interruptions. These failures or interruptions could have many causes, including earthquakes, fires, other natural disasters, power or telecommunications failures, acts of God, or acts of war. Nor can we assure that our back-up procedures and capabilities will be adequate if any failures or interruptions occur.

YEAR 2000


     The "year 2000 issue" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail due to an inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment controlled by microprocessor chips may not deal appropriately with the year "00".
We are evaluating our computer systems to determine which modifications and expenditures will be necessary to make our systems compatible with year 2000 requirements. We believe that our systems will be year 2000-compliant upon implementation of such modifications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Impact of Year 2000".

     We currently estimate that the total cost of such modifications will not be significant. However, we can not assure that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, we cannot assure that the systems of other companies on which our systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact our systems or operations.


RISK OF REDUCED REVENUES DUE TO DECLINE IN TRADING OF GROWTH COMPANY
SECURITIES


     Our brokerage transaction revenues are generally substantially lower when public offering levels and trading activities of emerging growth company securities declines. We derive a significant portion of our revenues from brokerage transactions in growth company securities. In the past, brokerage transaction revenues have declined when underwriting activities in these industry sectors declined, the volume of trading on Nasdaq declined or when industry sectors or individual companies reported results below investors' expectations.


RISKS ASSOCIATED WITH REGULATION


     The securities industry and our business is extensively regulated by the SEC, state securities regulators, and other governmental regulatory authorities. Industry self-regulatory organizations ("SROs"), including the NASD, the New York Stock Exchange, the American Stock Exchange and other exchanges, also regulate our broker-dealer subsidiaries. Compliance with many of the regulations applicable to our company and our subsidiaries involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. If we do not comply with an applicable regulation, governmental regulators and SROs may institute administrative or judicial proceedings. In that event, we face many penalties, including

*  censure                            *  fines
*  civil penalties (including         *  cease-and-desist orders
   treble damages in the case of      *  the deregistration or
   insider trading violations)           suspension of the non-
                                         compliant broker-dealer's
                                         officers or employees

Our operating results and financial condition may suffer material adverse consequences if these penalties or orders are imposed on us.

     The regulatory environment could also change. We may be adversely affected by new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or SROs. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs.

RISK OF LOSSES FROM UNDERWRITING AND TRADING


     We conduct our underwriting, securities trading, and market-making activities as principal. These activities subject our capital to significant risks, including market, credit, counterparty, and liquidity risks. These activities often involve purchasing, selling, or short-selling securities as principal in relatively illiquid markets or markets that suffer from rapidly fluctuating liquidity . From time to time, we have large position concentrations in a single issuer's securities, or commitments to a single issuer, or issuers in a specific industry, particularly as a result of underwriting activities. Our trading positions and underwriting activities are concentrated in a more limited number of industry sectors and portfolio companies than many other investment banks, which might result in higher trading losses than would occur if our positions and activities were less concentrated. In addition, there is a trend in all major capital markets for competitive and other reasons toward larger commitments from lead underwriters. This means that, from time to time, an underwriter (including a co-manager) may retain significant position concentrations in individual securities.


RISK OF LOSSES ASSOCIATED WITH LITIGATION AND SECURITIES LAWS


     Many aspects of our business involve substantial liability risks. Underwriters are exposed to substantial liability under federal and state securities laws and other federal and state laws. Court decisions, including decisions on underwriters' liability and limitations on indemnification of underwriters by issuers, also expose us to liability. For example, an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used to offer securities, or for statements made by its securities analysts or other personnel.

     INCREASING FREQUENCY OF SECURITIES LITIGATION. In recent years, litigation involving the securities industry has increased, including class actions in which substantial damages are at stake. Our underwriting activities usually involve offerings of emerging and mid-size growth company securities, which often involve higher risk and are more volatile than the securities of more established companies. In comparison with more established companies, emerging and mid-size growth companies are also more likely to be defendants in securities class actions, to carry directors and officers liability insurance policies with lower limits (or no such insurance), and to become insolvent. These factors increase the likelihood that a company underwriting an emerging or mid-size growth company's securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

     FREQUENT CLAIMS AGAINST UNDERWRITERS. The plaintiffs' attorneys in securities class action lawsuits frequently name the managing underwriters of a public offering as defendants. We have not been a named defendant in any class action lawsuit relating to public offerings in which we were a managing underwriter. Plaintiffs' attorneys also name investment banks providing advisory services in corporate finance transactions as defendants. We are not a defendant in any such lawsuit. We anticipate, however, that securities class action lawsuits naming us as a defendant may be filed from time to time in the future, particularly if we increase our activity as

managing underwriters or corporate finance advisors. In such lawsuits, all members of the underwriting syndicate typically are included as defendant class members or are required by law, or pursuant to the terms of the underwriting agreement, to bear a portion of any expenses or losses (including amounts paid in settlement of the litigation) incurred by the underwriters as a group in litigating the claim, to the extent not covered by the securities issuer's indemnification obligation. If we became a party to such a lawsuit, our assets would be subject to risks. If the plaintiffs in any suits against us were successful, or if we settled such suits by making significant payments to the plaintiffs, our operating results and financial condition could be materially and adversely affected. As is common in the securities industry, we do not carry insurance that would cover any such payments. In addition, our charter documents allow indemnification of our officers, directors, and agents to the maximum extent permitted under Florida law. If our officers, directors, or agents are named as defendants in securities litigation, they may demand indemnification from us under these charter document provisions.

     In addition, the laws relating to securities class actions are currently in a state of flux. The eventual impact of the Private
Securities Litigation Reform Act of 1995 on securities class action litigation is not known.

     DIVERSION OF MANAGEMENT ATTENTION. In addition to these financial costs and risks, defending litigation can, to a certain extent, divert the efforts and attention of our management and staff. Our management and other employees may have to devote substantial time defending litigation, which might materially divert their attention from other responsibilities. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, consuming substantial management time and effort and substantially increasing the cost of such litigation.

     RISKS ASSOCIATED WITH OTHER DISPUTES. In the normal course of business, we are defendants in various civil actions and arbitrations arising out of our broker-dealer and underwriting activities, in our role as an employer, and as a result of other business activities. We have made significant payments to resolve disputed claims in the past, and we cannot assure that we will not make significant payments to resolve disputed claims in the future.


RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH


     Over the past several years, we have experienced significant growth in our business activities and size, and we expect we will continue to grow in the future. Our growth requires and will continue to require increased investments in management personnel, financial and management systems and controls, and facilities. If our revenue did not also continue to grow, our operating margins would decline due to these increased expenses. In addition, as is common in the securities industry, we depend on the effective and reliable operation of our communications and information systems. We believe that our current and anticipated future growth will require us to implement new and enhanced communications and information systems, and to train our personnel to operate the new systems. Any difficulty or significant delay in implementing or operating our existing systems or any new ones, or in training our personnel, could adversely affect our ability to manage growth.

PREVIOUS         SCHEDULE 13D FILINGS INVOLVING AGRO

     JW Charles filed a Schedule 13D with the SEC in March 1997 to report certain matters concerning its ownership of AGRO shares at that time, its analysis of how to proceed regarding that ownership, and JW Charles' activities as a market maker for AGRO shares. When JW Charles filed a registration statement concerning the 1997 exchange offer for AGRO shares, the SEC questioned whether JW Charles was required to file an amendment to its Schedule 13D to report its acquisition of additional AGRO shares, or to report a change in its plans respecting AGRO, before the public announcement of the exchange offer, or whether JW Charles should have ceased making a market for AGRO shares before it actually did so (which was just before it filed the registration statement concerning the exchange offer with the
SEC). JW Charles does not believe it was required to take (or should have taken) these actions in these particular circumstances, which it explained to the SEC.

     The SEC subsequently commenced an informal inquiry relating to JW Charles' Schedule 13D filing obligations. JW Charles has been providing the SEC the information it has requested in the inquiry, and we expect that the SEC will complete the inquiry soon. We do not expect, although there can be no assurance at this time, that the SEC will take any further action concerning this matter.


     It is possible, however, that the SEC or its staff may disagree with JW Charles and that it (or other possible parties, such as AGRO shareholders of) may try to cause JW Charles to rescind the trades of some or all of the AGRO shares that were acquired by JW Charles after some date between March 11, 1997 (when JW Charles filed its Schedule
13D) and June 6, 1997 (when JW Charles ceased market making for AGRO shares prior to announcing the exchange offer on June 9, 1997), or permit the sellers of AGRO shares during that time to reacquire those shares for the same price they received in the original trade or, depending on the circumstances, for the number of JW Charles shares (now JWGenesis shares) they could have received in the exchange offer if they had continued to own the AGRO shares and made a decision to tender in the exchange offer. JW Charles purchased a total of 48,500 AGRO shares during that time period, for an aggregate of approximately $129,840, net of commission, to the sellers. If JW Charles were required to offer to rescind all such trades on the above basis, and all the sellers accepted the offer, JW Charles would receive the approximately $129,840 net cash consideration paid to the sellers and the sellers would receive the 48,500 AGRO shares they sold or shares of JWGenesis common stock. If all the sellers received JWGenesis shares, an aggregate of 20,904 JWGenesis shares would be issued. JW Charles does not believe that such a rescission should be required, or that if it were, it would have any material effect on JWGenesis' results of operations, financial condition, prospects, or plans.

     The SEC or other possible parties (such as AGRO shareholders) might seek to take other action or pursue other remedies based on a disagreement with JW Charles' position concerning its Schedule 13D filing obligations or its acquisition of AGRO shares. While JW Charles believes that its positions would be upheld if challenged, we cannot give any assurance that this would be the case.

                          GLOSSARY OF CERTAIN TERMS

The following glossary explains certain terms appearing in this Prospectus. Other terms are defined elsewhere.

 1940 Act.............................. The Investment Company Act of 1940, as amended
 AGRO Shares........................... The common stock of AGRO, par value $.01 per share
 AMEX.................................. American Stock Exchange
 Application........................... Application for an Order to Exempt the Merger from Section 57(a)(2) of the
                                        1940 Act
 BDC................................... Business Development Company
 Combination........................... Transaction whereby Genesis and JWCFS were combined into JWGenesis
 Combination Agreement................  Amended and Restated Agreement and Plan of Combination among JWCFS,
                                        JWGenesis, Genesis, and the owners of the Genesis Membership Interests
 Commission............................ Securities and Exchange Commission
 Company............................... JWGenesis Financial Corp.
 Conversion Ratio...................... The ratio of .431 of a JWGenesis Share for each AGRO Share in the Merger;
                                        also the ratio in the Exchange Offer
 CSG................................... Corporate Securities Group, Inc.
 Exchange Act.......................... Securities Exchange Act of 1934, as amended
 Exchange Offer........................ The September 1997 offer by JWCFS to AGRO shareholders to receive .431 of a
                                        JWCFS Share in exchange for each AGRO Share
 Exchange Offer Registration            The registration statement filed by JWCFS in June 1997 in connection with
 Statement............................. the Exchange Offer
 Genesis............................... Genesis Merchant Group Securities, LLC
 Genesis Membership Interests.......... The equity interests of Genesis
 JWCFS................................. JW Charles Financial Services, Inc.
 JWCFS Shares.......................... The common stock of JWCFS, par value $.001 per share
 JWG Capital........................... JWGenesis Capital Markets, LLC, formerly Genesis
 JWG Clearing.......................... JWGenesis Clearing Corp., formerly JW Charles Clearing Corp.
 JWG Securities........................ JWGenesis Securities, Inc., formerly JW Charles Securities, Inc.
 JWGenesis............................. JWGenesis Financial Corp.
 JWGenesis Shares...................... The common stock of JWGenesis, par value $.001 per share
 Merger................................ The "short-form" merger of AGRO into JWCFS
 MGCL ................................. Maryland General Corporation Law
 Nasdaq................................ The Nasdaq Stock Market
 NYSE.................................. New York Stock Exchange
 Objecting Shares...................... Shares of AGRO shareholders who object to the Merger and demand payment of the fair value of such shares in cash under the MGCL
 Prospectus............................ This prospectus, which forms a part of the Registration Statement
 Registration Statement................ Registration Statement on Form S-4 filed with the Commission, of which this
                                        Prospectus forms a part
 Securities Act........................ Securities Act of 1933, as amended
 Share Exchange........................ The June 1998 statutory share exchange of one JWGenesis Share for each
                                        JWCFS Share

                 MARKETS FOR THE JWGENESIS AND AGRO SHARES

     JWGenesis Shares are traded on the AMEX (symbol: JWG), having succeeded on June 15, 1998 to the prior listing of JWCFS Shares on the AMEX (symbol: JWC), which began on May 8, 1997. Prior to May 8, 1997, JWCFS Shares were traded on Nasdaq under the symbol "KORP".
AGRO Shares were traded on Nasdaq (symbol: AGRO) until March 17, 1998, when they were delisted. AGRO Shares currently trade on the OTC
Bulletin Board on a limited basis.   The following tables set forth
the high and low sales prices per JWGenesis Share (which includes the trading history of JWCFS Shares) and AGRO Share for each period indicated. They also set forth the high bid and low asked prices quoted by dealers for the JWGenesis Shares and the AGRO Shares. The high bid at any given time is the highest price that a dealer is at that time offering to pay to an investor who wishes to sell his or her shares, and the low asked at any given time is the lowest price at which a dealer is at that time offering to sell shares to an investor who wishes to buy them. For shares with wide bid-asked spreads, the high bid and low asked prices provide additional information concerning market prices; because sales prices are reported for transactions between a dealer and an investor, the reported sales price will be relatively high if the reported transaction is a sale by a dealer, and relatively low if it is a purchase by a dealer.
However, the bid-asked prices provide no assurance that the specified prices are available for transactions involving more than one round lot (100 shares).

     Neither JWGenesis nor AGRO has paid a cash dividend with respect to its shares. The fiscal year for each company ends on December 31 of each year. On October 30, 1998, the last reported sale price per JWGenesis Share on the AMEX was $7.00. On March 13, 1998, the last day on which the AGRO Shares traded on Nasdaq, the last reported sale price per AGRO Share was $2.75. On October 30, 1998 the last reported sale price for the AGRO Shares on the OTC Bulletin Board was $2.25 per share.

           ===========================================================
             Shareholders are urged to obtain current quotations for JWGenesis shares and AGRO shares.
           ===========================================================

JWGenesis Shares<F1>
                                                               Sales Price
                                                           -----------------
                                                            High       Low
                                                            -----     -----
1996
   First Quarter.......................................    $ 3.33    $ 2.75
   Second Quarter......................................      5.08      3.08
   Third Quarter.......................................      5.00      3.17
   Fourth Quarter......................................      7.67      3.83

1997
   First Quarter.......................................    $12.50    $ 7.17
   Second Quarter......................................     10.13      6.00
   Third Quarter.......................................      8.88      7.25
   Fourth Quarter......................................     15.88      8.38

1998
   First Quarter.......................................    $13.75    $11.38
   Second Quarter......................................     12.75      9.88
   Third Quarter.......................................     11.50      6.13
   Fourth Quarter......................................      7.50      5.25


AGRO Shares<F1>
                                                               Sales Price
                                                           -----------------
                                                            High       Low
                                                            -----     -----
1996
   First Quarter.......................................    $ 3.00    $ 2.50
   Second Quarter......................................      2.75      2.25
   Third Quarter.......................................      3.00      2.00
   Fourth Quarter......................................      2.88      2.50

1997
   First Quarter.......................................    $ 3.00    $ 2.69
   Second Quarter......................................      3.38      2.69
   Third Quarter.......................................      3.13      2.75
   Fourth Quarter......................................      4.75      2.88

1998
   First Quarter.......................................    $ 3.00    $ 2.75
   Second Quarter......................................      4.00      2.50
   Third Quarter.......................................      3.75      2.75
   Fourth Quarter......................................      2.50      2.50



_______________
[FN]
<F1>  Sources:  The Nasdaq Stock Market, Inc., the OTC Bulletin Board, and the
                American Stock Exchange, Inc., as applicable.


                                   THE MERGER

BACKGROUND


     On August 19, 1997, JWCFS commenced an offer to exchange all (but not less than 51%) of the then outstanding AGRO Shares for JWCFS Shares. At the commencement of the Exchange Offer, JWCFS owned approximately 326,550 AGRO Shares (approximately 25.8% of the then outstanding AGRO Shares), which shares were included for purposes of determining whether the minimum of 51% of the AGRO Shares were obtained. The Exchange Offer expired in accordance with its terms at midnight, Atlanta time, on September 22, 1997. A total of approximately 823,588 AGRO Shares were accepted by JWCFS for exchange according to the terms of the Exchange Offer on the basis of .431 of a JWCFS Share for each share of AGRO common stock. JWCFS issued approximately 354,851 JWCFS Shares in exchange for the AGRO Shares tendered. The AGRO Shares exchanged represented approximately 65% of the then outstanding AGRO Shares not owned by JWCFS, and, together with the AGRO Shares already owned by JWCFS, represented approximately 91% of such shares.

     Since JWCFS owns more than 90% of the outstanding AGRO Shares, under the Maryland General Corporation Law (the "MGCL") and the Florida Business Corporation Act ("FBCA"), JWCFS may merge AGRO with and into itself without a vote of AGRO's shareholders. Because the Merger may be deemed to involve the purchase of property of AGRO by JWCFS, the Merger may be prohibited under Section 57(a)(2) of the 1940 Act in the absence of exemptive relief from the Commission. Accordingly, in December 1997, JWCFS and AGRO filed with the Commission an Application for an Order to Exempt the Merger from
Section 57(a)(2) of the 1940 Act. Under Section 57(c) of the 1940 Act, the Commission may grant such an Order if, among other things, the terms of the Merger are reasonable and fair, the Merger is consistent with the policies of the business development company ("BDC") involved, and the Merger is consistent with the purposes of the 1940 Act. The Commission published a public notice regarding the Application on April 23, 1998, and on May 20, 1998, the Commission granted the requested Order.

     Upon consummation of the Merger, AGRO's status as a BDC will be withdrawn and AGRO will cease to exist. In addition, each AGRO Share then outstanding (other than Objecting Shares and shares held by JWCFS) will be converted into the right to receive .431 of a JWGenesis Share. The Board of Directors of JWCFS has adopted a plan of merger providing for the Merger (the "Plan of Merger") and the Board of Directors of AGRO has approved the Merger, in accordance with the FBCA and MGCL, respectively. A copy of the Plan of Merger is attached hereto as Appendix A.

     In June 1998, JWGenesis and JWCFS effected the Share Exchange, pursuant to which all JWCFS Shares (including JWCFS Shares that had been issued to former AGRO shareholders pursuant to the Exchange Offer) were converted into JWGenesis Shares, on a one-for-one basis, and JWGenesis thus replaced JWCFS as a public company with the JWGenesis Shares being listed and traded on the AMEX. Because of the Share Exchange, JWGenesis Shares (rather than JWCFS Shares) will now be issued to the remaining AGRO shareholders in the Merger.

CONVERSION OF AGRO SHARES

     Upon the consummation of the Merger, each outstanding AGRO Share (other than Objecting Shares and shares held by JWCFS) will be

canceled and automatically converted into .431 of a JWGenesis Share. The Conversion Ratio for the Merger is the same as the Exchange Ratio for the Exchange Offer. However, because of the intervening Share Exchange described above, JWGenesis Shares are being used rather than JWCFS Shares. JWCFS has not obtained a fairness opinion or other analysis from an outside party concerning the fairness or reasonableness of the terms of the Merger from the perspective of AGRO shareholders, as a financial matter.

     No fraction of a JWGenesis Share will be issued, but in lieu thereof each holder of AGRO Shares who would otherwise be entitled to a fraction of a JWGenesis Share (after aggregating all fractional JWGenesis Shares to be received by such holder) will receive from JWGenesis an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the last sale price of a JWGenesis Share on the trading day immediately prior to the consummation of the Merger.

     Upon the consummation of the Merger, any holders of AGRO Shares who have validly exercised and not forfeited their right to demand payment of the fair value of such shares in cash ("Objecting Shares") in connection with the Merger under the MGCL, will not have such Objecting Shares converted into JWGenesis Shares, but instead they shall be converted into the right to receive such consideration as may be determined to be due with respect to such Objecting Shares pursuant to the MGCL. Each holder of Objecting Shares (an "Objecting Shareholder") who, pursuant to the provisions of the MGCL, becomes entitled to payment of the value of AGRO Shares shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of a legal obligation, after the consummation of the Merger, to deliver JWGenesis Shares to any holder of AGRO Shares who shall have failed to make an effective payment demand or shall have lost his or her status as an Objecting Shareholder, JWCFS shall deliver, upon surrender by such Objecting Shareholder of his or her certificate or certificates representing AGRO Shares, the JWGenesis Shares to which such Objecting Shareholder would have been entitled and cash in lieu of fractional shares.

     Upon the consummation of the Merger, all issued and outstanding AGRO Shares owned by JWCFS shall be canceled without consideration.


INVESTMENT DECISION


     No vote by AGRO shareholders is required to be (or will be) taken on the Merger. This is because the Merger can be effected under applicable laws as a so-called "short-form" merger because JWCFS owns at least 90% of the AGRO shares. AGRO shareholders nonetheless have an investment decision to make concerning JWGenesis Shares because of the applicability to the Merger of Maryland's objecting shareholders' rights statute. As described elsewhere herein, AGRO shareholders may object to the Merger and proceed to perfect rights under Maryland law that would entitle them to be paid the fair value of their AGRO Shares in cash, rather than receive JWGenesis Shares at the Conversion Ratio. Accordingly, a decision of whether to exercise such objecting shareholders' rights is tantamount to an investment decision of whether to become a holder of JWGenesis Shares. There is no investment decision to be made, however, with respect to whether to continue to hold AGRO Shares, because the determination to effect the Merger has been made, and the Merger will result in the conversion or cancellation of all AGRO Shares as described herein.

EXCHANGE OF CERTIFICATES


     Following effectiveness of the Merger, a letter of transmittal with instructions will be mailed to each AGRO shareholder for use in exchanging certificates representing AGRO Shares for certificates representing JWGenesis Shares. Upon surrender of a certificate representing AGRO Shares for cancellation to the American Stock Transfer & Trust Company of New York, JWGenesis' transfer agent, or to JWGenesis or such other agent or agents as may be appointed by JWCFS, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of whole JWGenesis Shares equal to
 .431 multiplied by the number of AGRO Shares represented by the certificate.

         Following the Merger, each outstanding AGRO common stock certificate will be deemed for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full JWGenesis Shares into which such AGRO Shares shall have been so converted as a result of the Merger and the right to receive an amount in cash in lieu of the issuance of any fractional shares. No dividends or other distributions in respect of JWGenesis Shares with a record date after the consummation of the Merger will be paid to the holder of any unsurrendered AGRO Share certificate with respect to the JWGenesis Shares represented thereby until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there will be paid to the record holder of the certificates representing whole JWGenesis Shares issued in conversion thereof, without interest, at the consummation of such surrender, the amount of any such dividends or other distributions with a record date after the Merger theretofore payable with respect to such shares of JWGenesis Common Stock.

    =========================================================
      Do not submit your AGRO stock certificates until you receive the Letter of Transmittal and instructions referred to above.
    =========================================================


MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax consequences of the Merger to holders of AGRO Shares, but does not purport to be a complete analysis of all of the potential tax effects of the Transaction. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action, and any such change may be applied retroactively. No information is provided herein with respect to foreign, state, or local tax laws or estate and gift tax considerations. This information is directed to AGRO shareholders who hold their AGRO Shares as "capital assets" within the meaning of
Section 1221 of the Code. JWGenesis and JWCFS do not intend to request a ruling from the IRS with respect to the Merger. The following discussion of the material federal income tax consequences relevant to the Merger constitutes the opinion of Kilpatrick Stockton LLP, tax counsel to JWGenesis and JWCFS ("Tax Counsel"), subject to the qualifications stated herein. Such opinion, however, has no binding effect on the IRS or the courts.

     In the opinion of Tax Counsel, the Merger will constitute a tax-free exchange under Section 368 of the Code. In such event, (i) no income, gain, or loss will be recognized by AGRO shareholders upon the receipt of JWGenesis Shares upon conversion of their AGRO Shares in the Merger, (ii) no income, gain, or loss will be recognized by JWCFS or AGRO as a result of the Exchange Offer or the Merger, (iii) the tax basis of the JWGenesis Shares received by AGRO shareholders will be equal to their basis in AGRO Shares immediately before consummation of the Merger, (iv) the holding period of the JWGenesis Shares received by each AGRO shareholder will include the period for which such shareholder has held the AGRO Shares converted in the Merger, and (v) the payment of cash in lieu of fractional share interests in JWGenesis will be treated for federal income tax purposes as if the fractional shares were issued as part of the Merger and then were redeemed by JWGenesis. The cash payments will be treated as having been received as distributions in full payment in exchange for the shares redeemed as provided in Section 302(a) of the Code.

     If the Merger were not treated as a tax-free reorganization, (i) AGRO shareholders would recognize gain or loss upon the receipt of JWGenesis Shares upon conversion of their AGRO Shares, (ii) the tax basis of the JWGenesis Shares received would be equal to the fair market value of those shares, and (iii) the holding period for the JWGenesis Shares received would begin on the date of consummation of the Merger. Any gain or loss recognized by an AGRO shareholder would be a capital gain or loss if the AGRO shareholder held the AGRO Shares as a capital asset.

     The maximum federal income tax rate applicable to an individual's capital gains with respect to certain assets (including shares of stock) held for greater than one year is currently 20%. Only $3,000 of an individual's net capital losses are currently deductible in any one year against ordinary income. A corporation's capital gains are taxable currently at the same rate as the corporation's ordinary income, and a corporation's capital losses are deductible only to the extent of its capital gains.

RIGHTS OF OBJECTING SHAREHOLDERS

     In connection with the Merger and in accordance with Title 3, Subtitle 2 of the MGCL, an AGRO shareholder may, by following the procedures summarized below, demand that JWCFS pay the shareholder the fair value of his or her AGRO Shares in cash. The following summary of the statutory procedures to be followed by a holder of AGRO Shares in order to object to the Merger and perfect his or her rights under the MGCL is qualified in its entirety by reference to Title 3, Subtitle 2 of the MGCL, a copy of which is attached as Appendix B hereto.

     In connection with the Merger, no vote of AGRO shareholders is required to be taken (because JWCFS owns more than 90% of the outstanding AGRO Shares and is proposing to merge AGRO into JWCFS under applicable law without such a vote). JWCFS is hereby notifying each record holder of AGRO Shares of the Merger at least 30 days prior to filing the Articles of Merger under the MGCL and the FBCA. An AGRO shareholder wishing to demand payment in cash of the fair value of any part or all of his or her shares of AGRO ("Objecting Shares") must submit a written notice to the Secretary of AGRO within 30 days after the date this Prospectus is sent to AGRO shareholders, stating that such shareholder (an "Objecting Shareholder") objects to the Merger. An AGRO shareholder who holds AGRO Shares of record for different beneficial owners (e.g., a brokerage firm who owns AGRO Shares in "street name" for different customers) may, pursuant to appropriate

instructions from one or more such beneficial owners, object to the Merger and demand payment in cash as to some of the AGRO Shares held of record and not as to others. However, all or none of the AGRO Shares owned beneficially by a single person must be Objecting Shares; that is, a person will not be permitted to object as to some but not all of the AGRO Shares beneficially owned by the person. For this purpose only, beneficial ownership of AGRO Shares will be determined without regard to rules of attribution (such as, between spouses, among siblings, etc.) that may otherwise be applicable under tax, securities, or other laws for other purposes.

     Promptly following the effectiveness of the Merger, JWCFS, as the successor to AGRO, will notify in writing each Objecting Shareholder of the date on which the Articles of Merger were accepted for recording. Within 20 days of the date on which the Articles were accepted for recording, an Objecting Shareholder must make a written demand for payment in cash of the fair value of his or her stock, stating the number Objecting Shares for which payment is demanded.
The notice of objection should be sent to JWCFS, 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432, Attention: Corporate Secretary.

     The notice of the date on which the Articles of Merger were accepted may contain an offer of payment and certain financial disclosures. If an Objecting Shareholder who has followed all of the procedural steps required to demand payment in cash of fair value has not received payment for his or her Objecting Shares, he or she may, or JWCFS may, within 50 days of the acceptance of the Articles of Merger, petition the court of equity in the appropriate county for appraisal of the fair value of his or her AGRO Shares as of the date of the Merger, without including any appreciation or depreciation resulting directly or indirectly from the Merger or its proposal. Any shareholder who filed a notice of objection, but fails to file a written demand for payment of the fair value in a timely manner, will be bound by the terms of the Merger (and thereby would receive JWGenesis Shares on the basis of the Conversion Ratio) and will not be entitled to receive payment in cash. An Objecting Shareholder will also be restored to his or her rights as an AGRO shareholder who did not object (and thereby would receive JWGenesis Shares on the basis of the Conversion Radio) if the demand for payment is withdrawn, a petition of appraisal is not filed within the time required, or a court determines that the shareholder is not entitled to relief.

     If the court finds that the Objecting Shareholder is entitled to an appraisal of his or her stock, the court shall appoint three disinterested appraisers to determine the fair value of the stock. Within 60 days after appointment (or such longer period as the court may direct), the appraisers shall file with the court and mail to each Objecting Shareholder their report stating their conclusion as to the fair value of the stock. Within 15 days after the filing of the report, any party may object to the report and request a rehearing. The court, upon motion of any party, will enter an order either confirming, modifying, or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the report is rejected, the court may determine the fair value or remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding will include interest from the date notice of the Merger is given hereby, unless the court finds that the shareholder's refusal to accept a written offer to purchase the shares was arbitrary, vexatious, or not in good faith.

     In general, the expenses of the appraisal proceedings will be the responsibility of JWCFS. However, all or any part of such expenses may be assessed against any Objecting Shareholder to whom an offer to pay for such shareholder's shares was made by JWCFS, if the court finds the failure to accept such offer was arbitrary, vexatious, or not in good faith.


                        INFORMATION ABOUT AGRO


     AGRO's Annual Report on Form 10-KSB for the year ended December 31, 1997 and its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1998 are reproduced in their entirety (except for exhibits) and are being delivered with this Prospectus.

            SELECTED HISTORICAL FINANCIAL DATA OF JWGENESIS
               (in thousands, except per share amounts)


     The following tables present selected historical financial data of JWGenesis. On June 12, 1998, JWGenesis and JWCFS effected the Share Exchange, and JWGenesis acquired Genesis, as part of the Combination. See "Summary General" and "Business The Share Exchange and the Combination". As a result of the Combination, JWGenesis has now succeeded to the business and operations of JWCFS and Genesis.
The following selected historical financial data of JWGenesis relating to periods prior to June 12, 1998 are derived solely from financial statements of JWCFS for such periods and, except as otherwise expressly indicated, relate to matters prior to the Combination. Such financial statements for the years ended December 31, 1997, 1996, and 1995, and the financial statements of JWGenesis as of and for the six months ended June 30, 1998, appear elsewhere in this Prospectus. The following selected historical financial data should be read in conjunction with such financial statements and related notes.

                                                    Six Months Ended                       Year Ended
                                                        June 30                           December 31
                                                  ------------------  ------------------------------------------------
                                                    1998      1997      1997      1996       1995      1994      1993
                                                  -------   -------   -------    -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA:
   Revenues..................................     $51,141   $44,137   $97,182    $91,020   $80,041   $60,471   $50,066
   Income Before Income Taxes and
      Cumulative Effect of Change in
      Accounting Principle...................       4,956     3,416     9,792      8,232     6,287     5,243     4,944
   Income Before Cumulative Effect of
        Change in Accounting Principle.......       3,046     2,221     6,103      6,025     3,810     3,300     3,114
   Cumulative Effect of Change in
        Accounting Principle.................           -         -         -          -         -         -       658
   Net Income................................       3,046     2,221     6,103      6,025     3,810     3,300     3,772
   Earnings Per Share
      Basic..................................         .78       .68      1.77       1.42       .65       .56       .63
      Diluted................................         .67       .58      1.50       1.26       .64       .56       .63
   Weighted Average Number of Common
    Shares Outstanding
      Basic..................................       3,919     3,289     3,443      4,246     5,862     5,858     5,975
      Diluted................................       4,519     3,820     4,070      4,784     6,000     5,907     6,024
   Dividends Per Common Share................           0         0         0          0         0         0         0

                                                      At June 30                        At December 31
                                                  -----------------   -------------------------------------------------
                                                    1998      1997      1997      1996       1995      1994      1993
                                                  -------   -------   -------    -------   -------   -------   -------
STATEMENTS OF FINANCIAL CONDITION DATA:
      Cash and cash equivalents..............      14,564     12,967   11,512     11,836     8,597     5,401     3,289
      Total assets...........................     189,127    124,721  140,732    127,331   115,214    82,218    77,564
      Short-term borrowings from banks.......      47,257     21,744   29,423     17,375    28,138     7,303    20,271
      Notes payable to affiliates............           -      5,613    5,113      8,625     3,500     5,161     2,661
      Total liabilities......................     145,514    107,128  116,066    111,959    98,643    69,459    67,454
      Mandatorily redeemable common
         stock...............................           -          -        -          -     7,013         -         -
      Total stockholders' equity.............      43,613     17,593   24,666     15,372     9,558    12,759    10,110

            JWGENESIS MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations presents the more significant factors affecting JWGenesis during the six months ended June 30, 1998, and during the three years ended December 31, 1997. On June 12, 1998, JWGenesis and JWCFS effected the Share Exchange, and JWGenesis acquired Genesis, as part of the Combination. See "Summary General" and Business The Share Exchange and the Combination". As a result of the Combination, JWGenesis has now succeeded to the business and operations of JWCFS and Genesis. The following discussion and analysis for JWGenesis relating to periods prior to June 12, 1998 reflect the operations of JWCFS as if it were JWGenesis during such periods, and does not reflect any operations of Genesis before the Combination. A separate discussion and analysis of the operations of Genesis for its years ended December 31, 1997, 1996, and 1995 is contained elsewhere herein.

RESULTS OF OPERATIONS

     During the Company's third quarter ended September 30, 1998, the securities markets in general experienced a significant correction which resulted in significant market volatility that affected the Company's operations and results it expected to report for that quarter. While the complete results for that quarter are unavailable for discussion here, certain aspects of that development are discussed elsewhere in this Prospectus, including in "Business Market Making and Principal Transactions" and "Business Recent Developments".

        THREE MONTHS ENDED JUNE 30, 1998 (THE "1998 PERIOD") VS. 1997
                          (THE "1997 PERIOD")

                                                                 Three Months Ended June 30,
                                                   -------------------------------------------------------
                                                     1998                  1997                     1996
                                                    (000's)  % Change     (000's)     % Change     (000's)
                                                   -------------------------------------------------------
        Revenues:
        Commissions............................    $14,052      33        $10,528        -20       $13,226
        Market making and principal
            transactions, net..................      5,618       4          5,399        -23         7,048
        Interest...............................      3,818      37          2,781         20         2,322
        Clearing fees..........................      2,642       3          2,573         -4         2,672
        Other .................................        738       2            724        -11           810
                                                   -------------------------------------------------------
                                                   $26,868      22        $22,005        -16       $26,078
                                                   =======================================================

                                                                 Three Months Ended June 30,
                                                   -------------------------------------------------------
                                                     1998                  1997                     1996
                                                    (000's)  % Change     (000's)     % Change     (000's)
                                                   -------------------------------------------------------
        Expenses:
        Commissions and clearing costs.........    $13,782      26        $10,927        -25       $14,666
        Employee compensation and benefits.....      4,437       8          4,114         11         3,697
        Selling, general and administrative....      4,277       5          4,056        -10         4,487
        Interest...............................      1,458      35          1,077          2         1,055
                                                   -------------------------------------------------------
                                                   $23,954      19        $20,174        -16       $23,905
                                                   =======================================================


                                                                 Three Months Ended June 30,
                                                   -------------------------------------------------------
                                                     1998                  1997                     1996
                                                    (000's)  % Change     (000's)     % Change     (000's)
                                                   -------------------------------------------------------
        Clearing Factor........................    70%          1         69%            -4        72%

     Total revenues of $26,868,000 recorded in the 1998 Period increased by 22% compared to last year's $22,005,000. In particular, commissions increased by 33% to $14,052,000 from $10,528,000. The substantial increase in commissions is primarily due to the Company's expanded operations and generally favorable market conditions experienced in the 1998 Period. Market making and principal transactions, net and clearing fees both experienced increases, although not as significant as the increase in commission income. The increase in these revenue categories was a result of generally favorable market conditions experienced during the 1998 Period. Interest income and interest expense increased by 37% and 35%, respectively primarily as a result of increased customer margin activity and the related cost of funding customer margin balances.

     Commissions and clearing costs, which represent the portion of fee income payable by the Company to registered representatives or other broker-dealers as a result of securities transactions (and the related costs associated with the execution of such trades), increased reflecting the increase in second quarter 1998 commissions and market making and principal transactions, net. Commissions and clearing costs as a percentage of commissions and market making and principal transactions, net (the "Clearing Factor") increased slightly to approximately 70% in the 1998 Period as compared to 69% in the 1997 Period. Employee compensation and benefits increased by 8% as a result of annual salary adjustments and increase in the number of personnel to accommodate the Company's continuing growth.


     Six Months Ended June 30, 1998 (the "1998 Period") vs. 1997
                    (the "1997 Period")


                                                                 Six Months Ended June 30,
                                                   -------------------------------------------------------
                                                     1998                  1997                     1996
                                                    (000's)  % Change     (000's)     % Change     (000's)
                                                   -------------------------------------------------------
        Revenues:
        Commissions.............................   $27,181       23       $22,066         -6       $23,394
        Market making and principal
            transactions, net...................    10,486        4        10,045        -20        12,484
        Interest ...............................     6,980       36         5,115         14         4,482
        Clearing fees...........................     4,461        2         4,381        -12         4,985
        Other ..................................     2,033      -20         2,530         64         1,541
                                                   -------------------------------------------------------
                                                   $51,141       16       $44,137         -6       $46,886
                                                   =======================================================

                                                                 Six Months Ended June 30,
                                                   -------------------------------------------------------
                                                     1998                  1997                     1996
                                                    (000's)  % Change     (000's)     % Change     (000's)
                                                   -------------------------------------------------------
        Expenses:
        Commissions and clearing costs.........    $26,457      18        $22,485        -13       $25,974
        Employee compensation and benefits.....      8,885       7          8,269         14         7,270
        Selling, general and administrative....      8,130       3          7,905         -3         8,130
        Interest ..............................      2,713      32          2,062          7         1,933
                                                   -------------------------------------------------------
                                                   $46,185      13        $40,721         -6       $43,307
                                                   =======================================================

                                                                          Six Months Ended June 30,
                                                   -------------------------------------------------------
                                                     1998                  1997                     1996
                                                    (000's)  % Change     (000's)     % Change     (000's)
                                                   -------------------------------------------------------
        Clearing Factor......................      70%          0         70%            -3        72%
                                                   ========================================================

         Total revenues of $51,141,000 recorded in the 1998 Period increased by 16% compared to last year's $44,137,000. In particular, commissions increased by approximately 23% while at the same time market making and principal transactions, net increased by 4%. The shift in revenues between these categories can be primarily attributed to the following two reasons. In 1998, new regulations were introduced which have led to a narrowing of the spread between the bid

and ask prices of securities traded on the Nasdaq Stock Market ("Nasdaq"). Secondly, as a result of the general strength and market leadership of the "large cap" stocks throughout much of the 1998 Period, a greater percentage of the Company's securities business was concentrated in the non-Nasdaq market as compared to the prior year. Other income decreased as a result of the completion of a co-managed underwriting in the 1997 Period and none occurring in the 1998 Period.

     Commissions and clearing costs increased reflecting the Company's overall business growth. Commissions and clearing costs as a percentage of commissions and market making and principal transactions, net, stayed constant at approximately 70% in the 1998 Period and the 1997 Period, respectively.


     Employee compensation and benefits increased primarily the result of two factors: (i) annual salary adjustments and (ii) an increase in the number of personnel to accommodate the Company's continuing growth.

     THREE YEARS ENDED DECEMBER 31, 1997

     1997 represented the Company's thirteenth consecutive year of record revenues. The Company's results of operations for both 1997 and 1996 were buoyed by a vibrant and rising stock market. Substantially all of the Company's business lines turned in strong performances for these years, particularly when compared to fiscal 1995.

                                                                    Year Ended December 31,
                                                  -----------------------------------------------------------
                                                    1997      % Increase     1996       % Increase     1995
                                                  (000's)     (Decrease)    (000's)     (Decrease)    (000's)
                                                  -----------------------------------------------------------
        Revenues:
        Commissions..............................  $49,907        16        $42,945         6        $40,566
        Market making and principal
          transactions, net......................   20,836       (14)        24,315        31         18,604
        Interest.................................   11,363        18          9,625        32          7,279
        Clearing fees............................   12,338         8         11,463        13         10,176
        Other....................................    2,738         2          2,672       (22)         3,416
                                                   ----------------------------------------------------------
        Total Revenues...........................  $97,182         7        $91,020        14        $80,041
                                                   ==========================================================

                                                                    Year Ended December 31,
                                                  -----------------------------------------------------------
                                                    1997      % Increase     1996       % Increase     1995
                                                  (000's)     (Decrease)    (000's)     (Decrease)    (000's)
                                                  -----------------------------------------------------------
        Expenses:
        Commissions and clearing costs...........  $51,238        8         $47,229      12          $42,160
        Employee compensation and benefits.......   16,278        9          14,911       8           13,820
        Occupancy and equipment rental...........    5,180       15           4,520       7            4,206
        Communications...........................    3,361      (12)          3,809      (2)           3,867
        General and administrative...............    6,946      (18)          8,431      27            6,647
        Interest.................................    4,387       13           3,888      27            3,054
                                                   ---------------------------------------------------------
        Total Expenses...........................  $87,390        6         $82,788      12          $73,754
                                                   =========================================================

     Total revenues of $97,182,000 recorded in 1997, a record for any fiscal year in the Company's history, increased 7% over last year's previous record of $91,020,000. During 1997, the Company experienced increases in almost all revenue categories; the sole exception being market making and principal transactions, net, which is discussed below. During 1996 the Company experienced increases in almost all revenue categories; the sole exception being reduction in other income, which consists primarily of fee income, which was lower in 1996 primarily as a result of a reduction in the Company's managed or co-managed underwriting activities in 1996 as compared to 1995.
Growth in the other revenue categories was primarily due to heightened client activity, both retail and clearing, associated with 1997's and 1996's vibrant and rising stock market.

         Market making and principal transactions, which represents the net realized and unrealized gain or loss experienced from trading or otherwise acting as principal in securities transactions, represented approximately 21%, 27% and 23% of total revenues in 1997, 1996 and 1995, respectively. The reduction from 1996 to 1997 in market making and principal activities, in both absolute and percentage terms, is primarily the result of a decrease in realized gains of approximately $2.6 million in the 1997 period related to the exercise and/or sale of warrant securities received by the Company in connection with its past underwriting activities as compared to the 1996 period. The increase in market making and principal transactions in both absolute and percentage terms during 1996 was primarily due to realized gains of approximately $3.1 million in the 1996 period related to the exercise and/or sale of warrant securities received by the Company in connection with its past underwriting activities.

     Commissions and clearing costs, which represent the portion of fee income payable by the Company to registered representatives or other broker-dealers as a result of securities transactions (and the related costs associated with the execution of such trades) increased, reflecting the Company's overall business growth. The Company's Clearing Factor in 1997, 1996 and 1995 was 72%, 70% and 71%, respectively.

     The Company believes that its Clearing Factor is representative of the prevailing experience in the industry. The major component is commission rates, and the Company's commission rates for its independent affiliated branch office registered representatives and its in-house employee registered representatives are comparable with that paid by other firms in the securities brokerage industry (typically ranging from 80% to 90% for registered representatives in affiliated branch offices and 30% to 50% for its in-house employee registered representatives, depending upon production levels). Affiliated branch office registered representatives (who are not employees of the Company, and who comprise the majority of the Company's registered representatives) receive higher commissions from the Company than registered representatives who are Company employees, which reflects that each affiliated branch office is responsible for its own overhead. Accordingly, the Company's overhead attributable to non-employee registered representatives is less than the overhead attributable to the Company's employee registered representatives. As a result, the Company's margin is not adversely affected by engaging additional affiliated branch office, non-employee registered representatives (and paying them higher commissions) as opposed to hiring in-house employee registered representatives.

     Comparative employee compensation and benefits reflect the costs associated with the Company's overall business growth.

     Occupancy and equipment rental expenses increased by 15% from 1996 to 1997 primarily due to the expansion of and relocation of the Company's New York City branch office in April, 1997.

     Communications expense declined from 1996 to 1997 and from 1995 to 1996 due primarily to the Company's ability to take advantage of the fiercely competitive communications environment and integrate new cost effective technologies into its operations.

     Interest income consists primarily of interest earned on receivables from customers, securities owned and customer money market fund balances. Interest expense consists primarily of interest incurred on short-term borrowings and deposits on securities loaned used to finance JWG Clearing receivables from customers and securities owned. Both have increased in each of the past three years, and in each case the increase is primarily a result of: (i) a general increase in interest rates experienced from 1995 through 1997 and (ii) an increase in the average outstanding loan balances used to fund increased customer balances from 1995 to 1997, reflecting the Company's overall business growth.


LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains a highly liquid balance sheet with the majority of the Company's assets consisting of cash and cash equivalents, securities owned, which are marked to market, and receivable from customers, brokers, dealers and clearing brokers arising from customer related securities transactions. Receivables from customers consist primarily of collateralized customer margin loans, which are typically secured with marketable corporate debt and equity securities. The nature of the Company's business as a market maker and securities dealer requires it to carry significant levels of securities inventories in order to meet its customer and internal trading needs. Additionally, the Company's role as a financial intermediary for customer activities, which it conducts on a principal basis, results in significant levels of customer related balances. Accordingly, the Company's total assets and financial leverage can fluctuate significantly depending largely upon general economic and market conditions, volume of activity, customer demand and underwriting commitments. The Company's ability to support increases in its total assets is a function of its ability to generate funds internally and obtain short-term borrowings from banks.

     At June 30, 1998, the Company had stockholders' equity of $43,613,000, representing an increase of $18,947,000 from December 31, 1997, and the Company had cash and cash equivalents of $14,564,000.
At June 30, 1998, the Company had an aggregate of $2,000,000 of additional borrowing capacity available under its committed bank lines of credit as described below under " Bank Lines of Credit".
Additionally, the Company presently owns approximately 300,000 shares of common stock of Knight/Trimark Group, Inc. (NASDAQ: NITE) which are subject to a lock up agreement until January 3, 1999 and are unregistered. These securities are recorded at June 30, 1998 at historical cost, which is $18,000.

     The Company believes that its current borrowing arrangements (which are discussed below), combined with anticipated levels of internally generated funds, will be sufficient to fund its financial requirements for the foreseeable future based on the Company's current level of operations and certain assumptions relating to the Company's business and planned growth. Should the Company significantly expand either its market making activities or its underwriting of securities on a "firm-commitment" basis, however, the Company may need to obtain additional capital to support such activities and to comply with regulatory requirements. The Company is not dependent upon raising additional capital in order to maintain its current levels of operations, and therefore does not propose to raise additional capital unless it is available on acceptable terms. If the Company should find that its ability to generate funds internally is insufficient to satisfy its future capital needs, the Company will require additional financing from outside sources.

BANK LINES OF CREDIT


     On January 19, 1996, the Company obtained an unsecured $2,500,000 revolving line of credit from Wilmington Trust Company for general corporate purposes (the "Wilmington Facility"). The Wilmington Facility matures on December 31, 2002, at which time all outstanding borrowings plus all accrued and unpaid interest will become due and immediately payable. Borrowings under the Wilmington Facility bear interest at Wilmington's National Commercial Rate, with interest payments due monthly in arrears. The Company is required to maintain certain debt covenants, including (i) minimum stockholders' equity equal to at least $7,000,000, plus 30% of net income for all future fiscal quarters, plus 75% of the net proceeds from any common stock issuances and (ii) net income, as defined, in excess of $1,500,000 for any four quarters within any consecutive six-quarter period. At September 30, 1998, the balance outstanding under the Wilmington Facility was $1.5 million.

     In connection with the Wilmington Facility, the Company entered into a Marketing Agreement with Wilmington Trust FSB (the "Wilmington Marketing Agreement") and granted W T Investments, Inc. ("WTI") a common stock purchase warrant, which was amended and restated on February 27, 1998. Pursuant to the warrant, WTI may purchase 400,000 shares of the Company's common stock at any time prior to December 31, 2002 (the "Wilmington Warrant") at an exercise price per share of $11.30. The Wilmington Marketing Agreement provides that the Company will market certain products and services, initially personal trust and asset management services, provided by Wilmington Trust FSB to the Company's brokers, clients and prospects.

     On December 18, 1996, the Company obtained an unsecured $2,500,000 revolving line of credit from SunTrust Bank, South Florida, N.A. for general corporate purposes (the "SunTrust Facility"). The SunTrust Facility matures on April 30, 2000, at which time all outstanding borrowings plus all accrued and unpaid interest will become due and immediately payable. Borrowings under the SunTrust Facility bear interest at the prime rate as announced from time to time by SunTrust Banks of Florida, Inc., with interest payments due quarterly in arrears. The Company is required to maintain certain debt covenants, including (i) minimum stockholders' equity equal to at least $9,000,000, plus 75% of net income for all future fiscal quarters, plus 75% of the net proceeds from any common stock issuances and (ii) net income, as defined, in excess of $1,500,000 for any four quarters within any consecutive six-quarter period. At September 30, 1998, the balance outstanding under the SunTrust Facility was $1.5 million.

     In connection with the SunTrust Facility, the Company entered into a Marketing Agreement with SunTrust (the "SunTrust Marketing Agreement") and granted SunTrust Banks, Inc. a warrant to purchase 37,500 shares of the Company's common stock at any time prior to December 31, 2002. The exercise price per share is $6.67. The SunTrust Marketing Agreement provides that the Company will market certain products and services, through the Company's participation as an underwriter or selling group member of various municipal finance offerings underwritten by SunTrust Capital Markets, Inc. to the Company's brokers, clients and prospects.


BROKER-DEALER CAPITAL REQUIREMENTS

     CSG, DMG, JWG Capital, JWG Securities and JWG Clearing are subject to the Securities and Exchange Commission's Uniform Net
Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934),

which requires the maintenance of minimum net capital and requires that CSG's, DMG's, JWG Capital's and JWG Securities' ratio of aggregate indebtedness to net capital (excess net capital), as defined by the Rule, not exceed 15 to 1. JWG Clearing has elected to comply with the "alternative net capital requirement" of Rule 15c3-1, which requires net capital equal to or greater than 2% of aggregate debit items computed in applying the formula for determination of reserve requirements. Additionally, JWG Clearing is subject to the minimum

net capital requirements of the NYSE, which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. As of June 30, 1998, CSG, JWG Securities, JWG Capital and DMG had net capital of $1,908,000, $1,496,000, $2,514,000, and $413,000 and excess net capital of $1,658,000, $1,246,000, $2,264,000 and $313,000,
respectively, each of which complied with the applicable requirements of Rule 15c3-1. At June 30, 1998, JWG Clearing's net capital was 8.5% of aggregate debit balances as compared with the minimum of 2%, and its Rule 15c3-1 net capital of $11,963,000 was $9,135,000 in excess of required net capital.


IMPACT OF YEAR 2000 ISSUE


     Generally, the year 2000 risk involves computer programs and computer hardware that are not able to perform without interruption into the year 2000. The arrival of the year 2000 poses a unique worldwide challenge to the ability of all systems to correctly recognize the date change from December 31, 1999 to January 1, 2000. If the Company's systems did not correctly recognize such a date change, computer applications that rely on the date field could fail or create erroneous results. Such erroneous results could affect the Company's ability to conduct retail securities brokerage and brokerage processing operations, or could cause the temporary inability to send trade confirmations, customer statements or engage in similar normal business activities. If it is not adequately addressed by the Company or its suppliers and correspondents, the year 2000 issue could result in a material adverse impact on the Company's financial condition and results of operations.


         JWGENESIS' STATE OF READINESS


         The Company has been assessing its Year 2000 readiness since 1977. It has formed a committee charged with the task of identifying and remediating date recognition problems in both information technology ("IT") and non-IT systems that include microcontrollers and other embedded computer technology. Guided by requirements of and examination by securities regulators, the committee has developed a comprehensive plan to assess the Company's year 2000 readiness with respect to both IT and non-IT systems. Its inventory of both types of systems is complete, and the Company has either repaired or replaced, or is in the process of repairing or replacing, all noncompliant systems. The Company believes that most mission-critical systems have been remediated or are nearing completion of remediation. The Company expects that all noncompliant systems will be repaired, replaced or otherwise remediated by June 30, 1999, although there can be no assurance that the Company's year 2000 remediation program will be complete by then.

     Testing has occurred in 1998, and further testing will occur during 1999 of systems that have been or will be remediated. The Company believes that it has identified all major internal business and operational functions that will be impacted by the year 2000 date change.


     COSTS TO ADDRESS YEAR 2000 ISSUES


     The Company does not anticipate that the year 2000 related costs will be material to its financial condition or results of operations.

The Company estimates that its total costs for the evaluation, remediation and testing of its IT and non-IT systems in connection with the year 2000 issue will range from $1 million to $1.25 million, $500,000 of which has been incurred to date. All of the expected expenditures are present in the Company's 1998 and 1999 internal capital expenditures budgets.

     RISKS OF THIRD-PARTY YEAR 2000 ISSUES

     The impact of year 2000 noncompliance by outside parties with whom the Company transacts business cannot be accurately gauged. The Company has surveyed its major business partners to ascertain their year 2000 readiness. Although all are not year-2000 compliant at this date, the Company has received certain assurances that such third parties will be ready for the year 2000 date change by the end of 1999. Moreover, securities regulators have prescribed year 2000-related programs for many of the Company's major business partners, and monitored those companies' progress in remediating their noncompliant systems.

         If the systems of major business correspondents were not compliant and suffered serious year 2000-related failures, the Company's brokerage processing operations would be materially impeded. Electronic ordering and clearing of securities transactions might fail or be interrupted.


     THE COMPANY'S CONTINGENCY PLANS


     If the Company's transaction processing systems suffer year 2000-related failures, retail brokerage and communication of orders might be processed telephonically or by other means. If major business partners with whom the Company maintains clearing arrangements suffer systems failures, the Company could clear securities transactions through other businesses with compliant systems. If vendors or suppliers suffer failures, the Company will seek alternative vendors and suppliers with compliant systems. Contingency plans in the event of widespread failures in the securities industry are difficult to formulate, but in such event the Company would seek to conduct its operations via methods not dependent on noncompliant systems, and cooperate with any industry-wide contingency plans.


IMPACT OF INFLATION

     Although the precise effect of inflation on the present operations of the Company cannot accurately be determined, management believes that continuation of the general levels of inflation experienced in recent years will not have a significant impact on the Company's current and contemplated operations.


OTHER MATTERS


     In its capacity as a co-general partner in an affiliated real estate limited partnership, the Company has guaranteed certain partnership indebtedness. Additionally, under applicable partnership law, as a co-general partner, the Company is contingently liable for any obligations of such limited partnership that remain unpaid after any dissolution of the partnership. The Company has made adequate provision in its financial statements for the possible effect on the Company's financial condition of the above guarantees or the Company's contingent liability as a co-general partner of its affiliated partnership. The Company does not expect to incur any significant losses or obligations that may materially affect the Company's liquidity or financial condition as a result of these matters.

     In connection with the Combination, the Company prepaid in full its $2,061,000 of aggregate outstanding indebtedness owed to Gilman, CMG, Inc. using cash on hand and $2,000,000 of borrowing under the line of credit with the SunTrust Facility and the Wilmington Facility.

                  SELECTED FINANCIAL DATA OF GENESIS

     The selected financial data of Genesis set forth below as of and for the years ended December 31, 1997, 1996, and 1995 are derived from audited financial statements of Genesis included elsewhere herein.
The selected financial data as of and for the years ended December 31, 1994 and 1993 are derived from audited financial statements of Genesis that are not included herein. These data should be read in conjunction with the financial statements and related notes of Genesis included elsewhere herein.

                                                              Year Ended December 31,
                                              --------------------------------------------------------
                                               1997        1996         1995        1994        1993
                                              ------      ------      -------     -------     -------
                                                  (In thousands, except per share amounts)
        STATEMENTS OF OPERATIONS DATA:
            Revenues.....................     $30,570     $22,281     $27,588     $24,275     $24,208
            Expenses.....................      26,744      21,792      21,968      19,262      15,749
            Net income...................       3,826         489       5,620       5,013       8,459

        Earnings Per Share Data
            Basic<F1>....................        2.55        .33         3.75       3.34        5.64
            Diluted<F1>..................        2.55        .33         3.75       3.34        5.64
                                                                  At December 31,
                                               1997        1996         1995        1994        1993
                                              ------      ------      -------     -------     -------
                                                                   (In thousands)
         BALANCE SHEET DATA:
             Total assets.................    $ 8,221     $ 5,988     $10,230      $9,268      $7,136
             Total liabilities............      2,176       2,196       1,770       1,670       1,728
             Redeemable preferred
                members' capital..........      1,275       1,289         ---         ---         ---
             Members' capital.............      4,770       2,503       8,460       7,598       5,408

<F1> Genesis, a California limited liability company, had no shares of common stock outstanding. Rather, each of its Members owned a certain percentage interest in the net assets of Genesis. In connection with the Combination, JWGenesis issued 1,500,000 shares of its common stock in exchange for 100% of the Genesis Membership Interests. For purposes of this table, the Genesis per share amounts are calculated by assuming that Genesis had 1,500,000 shares outstanding for all periods presented.

            GENESIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS THREE YEARS ENDED DECEMBER 31, 1997


     The following discussion and analysis of financial condition and results of operations presents significant factors affecting Genesis during the years ended December 31, 1997, 1996 and 1995. The discussion and analysis should be read in conjunction with the financial statements of Genesis and related notes and with the other financial information concerning Genesis appearing elsewhere in this Prospectus.

     The financial information provided below has been rounded in order to simplify its presentation. However, the percentages are calculated using the detailed information contained in the financial statements of Genesis and the notes thereto included elsewhere in this Prospectus.

     The following table sets forth summary data for the years ended December 31, 1997, 1996 and 1995. Operating results for any period are not necessarily indicative of the results for any future period.

                                                               Year Ended December 31,
                                                ---------------------------------------------------------
                                                  1997         %          1996          %          1995
                                                (000's)      Change      (000's)      Change      (000's)
                                                ---------------------------------------------------------
     Revenues:
     Commissions . . . . . . . . . . .          $18,073        57        $11,519       (10)       $12,834
     Commissions--related parties .  .            5,281        11          4,748        48          3,208
     Market making and principal
        transactions, net . . . . . . .           3,372        75          1,932       (57)         4,463
     Investment banking  . . . . . . .            2,760         5          2,633       207            858
     Unrealized gains from not readily
        marketable securities . . . . .             ---       ---            293       (95)         5,413
     Interest and dividends  . . . . .              565         6            533       (10)           590
     Other . . . . . . . . . . . . . .              519       (17)           623       181            222
                                                ---------------------------------------------------------
     Total Revenues  . . . . . . . . .          $30,570        37        $22,281       (19)       $27,588
                                                =========================================================

     Expenses:
     Commissions and floor brokerage .          $10,098       60         $ 6,324       (19)       $ 7,796
     Personnel and employee benefits .            9,329        7           8,726         6          8,253
     Communications  . . . . . . . . .            1,529       20           1,279       (19)         1,581
     Occupancy and equipment rental  .              765       23             622        45            429
     General and administrative  . . .            5,023        4           4,840        24          3,908
                                                ---------------------------------------------------------
     Total Expenses  . . . . . . . . .          $26,744       23         $21,791        (1)      $ 21,967
                                                =========================================================

         Revenues of Genesis exceeded $30 million in 1997, compared to $22 million in 1996 and $28 million in 1995. This increase in revenue in 1997 was largely due to the fact that Genesis increased its focus on, and the level of resources devoted to, its institutional client base, coupled with strong equity markets. The decrease in revenues in 1996 compared to 1995 was due to a restructuring of Genesis in 1996, explained in more detail below.
     A significant portion of the business activities of Genesis consists of providing brokerage processing services ("BPS") to its clients. BPS includes the provision of trading processing services and administrative services to investment managers and investment partnerships.

     BPS revenues (approximately $3.5 million) and corporate finance activities (approximately $2.6 million) contributed to the growth of the revenues of Genesis in 1997. In 1997, the commissions earned by Genesis, including from related parties, grew 44% to $23.3 million from approximately $16.3 million in 1996, due primarily to the increased coverage by Genesis of its institutional client base and the resulting increased revenues from its BPS activities.

     Approximately $5 million of the decrease in the revenues of Genesis in 1996, as compared to 1995, arose out of the fact that 1996 was a transition year for Genesis. In 1996, Genesis realigned several of its business divisions in order to better provide for future growth, including its research and corporate finance groups. As a result, Genesis was not able to increase its coverage of its institutional client base in 1996 and build relationships for growth, resulting in only a 1% increase in commissions for 1996 over 1995 commissions.

     Over the last three years, Genesis experienced an increase in BPS revenues from affiliates with increased assets under management, creating a more stable revenue stream than traditional transaction-oriented investment banking and trading revenues. BPS revenues attributable to related parties accounted for $533,000 of the increase in revenues in 1997 as compared to 1996.

     Market making and principal transactions, net, which consists of net inventory and investment gains and losses, syndicate sales credits and underwriting income, increased by 75% from 1996 to 1997 and decreased by 57% from 1995 to 1996 for the reasons discussed below.

     Net inventory and investment losses, which result from the purchasing or selling securities by Genesis to facilitate customer transactions, declined to $1.0 million in 1997, compared to $1.5 million in 1996. This decrease was due to better risk management by Genesis in employing capital to facilitate customer transactions. Syndicate sales credits, or the selling concession received by Genesis on securities sold in an underwriting, in 1997 were $3.2 million, representing 17% growth over 1996 levels of $2.7 million. Increased research coverage by Genesis facilitated its participation in the selling groups of an increased number of public offerings. Syndicate sales credits increased 91% from $1.4 million in 1995 to $2.7 million in 1996 due to increased public offering activity. In 1997, the underwriting income of Genesis reflecting the increased activity in the public underwriting arena, was $1.1 million (gross of expenses), a 60% increase from $700,000 in 1996. This increase represents the results of the increased resources devoted by Genesis to research and investment banking operations. An 18% increase in underwriting income of Genesis from 1995 to 1996 reflected the increased efforts of Genesis to enhance its public underwriting presence.

     Investment banking income of Genesis, generated from public and private offering (approximately $1.4 million) as well as merger and acquisition activities (approximately $1.4 million), was $2.8 million in 1997, up 5% from its 1996 level of $2.6 million. Due to the lag time incurred between the 1995 and early 1996 addition by Genesis of revenue-producing investment bankers and the closing of merger and acquisitions transactions, investment banking income fees increased over 200% from 1995 to 1996.

     Unrealized gains from not readily marketable securities, which represents gains attributable to the increase in value of warrant and option positions acquired by Genesis and distributed to its members, fluctuates from year to year based upon the performance of such positions and the decision by Genesis to distribute such securities to its members.
     Although expenses grew during 1997 as a result of Genesis' overall revenue growth, expense growth trailed revenue growth. The resulting increased operating margin of 14% for 1997, compared to 1% for 1996 and 1995, was largely attributable to increased efficiency at Genesis throughout 1997.

     Commission and floor brokerage expenses of Genesis, consisting primarily of the cost to execute and settle transactions, equaled approximately $10.1 million in 1997, a 60% increase over 1996 levels of approximately $6.3 million. This increase directly relates to the increase in commission revenue for the same period. The decrease in commission and floor brokerage expenses from 1995 to 1996 occurred as a result of the negotiation by Genesis of more favorable clearing contracts and execution arrangements with the clearing and executing firms utilized by Genesis.

     Total personnel expenses for Genesis were approximately $9.3 million in 1997 as compared to $8.7 million in 1996, a 7% increase. The increase in total personnel expenses for 1997, as well as the increase in total personnel expenses for 1996 over 1995, is attributable to revenue growth and increased competitiveness in the marketplace for financial service professionals.

     Communications expenses of Genesis, comprised of telephone and quotation expenses, increased to $1.5 million in 1997, a 20% increase over 1996 levels. This approximately $250,000 increase in costs is primarily attributable to the expansion of the internal and external communication and information systems utilized by Genesis (approximately $250,000) but also reflects increased usage as a result of Genesis' higher volume of business. The reduction of communication expenses from 1995 to 1996 is attributable to the successful negotiation of a variety of contracts for communication services.

     Occupancy and equipment rental expenses of Genesis showed steady increases from 1995 to 1997 due, in large part, to the opening by Genesis of its New York office in the summer of 1996.

     General and administrative expenses, which consist primarily of travel expenses, dues and subscriptions, office supplies and other expenses of a similar nature, increased to $5.0 million in 1997 compared to $4.8 million in 1996 and $3.9 million in 1995. The net increase in 1997 is primarily attributable to a significant increase in travel expenses (approximately $137,000) due to an increase in sales efforts by professionals and the opening by Genesis of its New York City office, and a decrease in certain other operating expenses due to increased controls and efficiency of Genesis.


LIQUIDITY AND CAPITAL RESOURCES


     Genesis maintains a liquid balance sheet. A majority of the assets of Genesis consists of cash, securities and receivables from broker dealers. The total assets of Genesis can fluctuate significantly depending largely upon general economic and market conditions, volume of business activity by Genesis, and underwriting and trading commitments of Genesis. The ability of Genesis to support increases in its total assets is a function of its ability to generate funds internally and its ability to obtain short term borrowings.

     At December 31, 1997, Genesis had members' capital of approximately $4,770,000, representing an increase of $2.3 million from its members' capital at December 31, 1996. Also, at December 31, 1997, Genesis had cash and cash equivalents of $2.6 million. Genesis believes that its internally generated funds will be sufficient to fund its financial requirements for the foreseeable future based on its current level of operations and planned growth. Should Genesis significantly expand its capital expenditures or enter into any long-term commitments, Genesis may need to obtain additional capital to support such activities and to comply with regulatory requirements.
If Genesis should find that its ability to generate funds internally is insufficient to satisfy its future capital needs, Genesis will require additional financing from outside sources.

     Genesis is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act) which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness of Genesis to the net capital of Genesis (excess net capital) as defined by the rules, not exceed 15 to 1. As of December 31, 1997, Genesis had aggregate indebtedness of $1.1 million and net capital of $4.1 million, yielding excess net capital of $4.0 million and a ratio of 0.27 to 1. Accordingly, at December 31, 1997, Genesis complied with the applicable capital requirements of Rule 15c3-1.

     During the year ended December 31, 1997, Genesis generated cash flow from operating activities of $3.7 million, compared to approximately $622,000 for the year ended December 31, 1996 and $2.4 million for the year ended December 31, 1995. The increase in cash flow from operating activities in 1997 was due to the net income of Genesis for 1997. The decrease in cash flow from operating activities for the year ended December 31, 1996 was due to the reduction in cash and securities deposited with clearing brokers.

     Net cash used in investing activities was $762,000 for the year ended December 31, 1997, compared to $861,000 for the year ended December 31, 1996. The increase in net cash used in investing activities of $520,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily due to investment in non-marketable securities.

     Net cash provided by (used in) financing activities was ($657,000) for the year ended December 31, 1997 compared to $293,000 for the year ended December 31, 1996 and ($4.0 million) for the year ended December 31, 1995. The variations in net cash provided by (used in) financing activities for those years reflect the distribution to the members of Genesis of income (approximately $6,700,000) as well as the contribution of new capital (approximately $2,100,00) by the members of Genesis.

                               BUSINESS

BACKGROUND AND GENERAL


     JWGenesis Financial Corp. (the "Company" or "JWGenesis") is a diversified financial services holding company whose principal
operating subsidiaries   Corporate Securities Group, Inc. ("CSG"),
JWGenesis Clearing Corp. ("JWG Clearing"), JWGenesis Securities, Inc. ("JWG Securities") and JWGenesis Capital Markets, LLC ("JWG Capital",
formerly Genesis Merchant Group Securities, LLC)   on a combined basis
operate a full-service securities brokerage and investment banking business that offers "one-stop-shopping" to the Company's customers and clients. The Company provides a wide range of securities brokerage and investment services to a diversified client base, delivers a broad range of clearing services to affiliated and independent broker-dealers, including affiliates of commercial banks, and provides investment banking services to corporate and institutional clients and high net worth individuals.

     JWGenesis was incorporated as a Florida corporation in January
1998; however, as a result of the Share Exchange on June 12, 1998 described elsewhere herein, JWGenesis succeeded to the business and operations of JW Charles Financial Services, Inc. ("JWCFS"), which was incorporated as a Florida corporation in December 1983. Also on June 12, 1998, as a result of the Combination (of which the Share Exchange was a part), JWGenesis acquired 100% of Genesis and succeeded to its business, which had commenced in 1989. On November 1, 1990, JWCFS had acquired by merger 100% of a privately owned financial services holding company then known as JW Charles Financial Services, Inc.
("Old JWC Financial").  The principal subsidiaries of Old JWC
Financial encompassed the operations of what is now JWG Securities and JWG Clearing, whose operations date back to 1973.

     JWG Securities is a New York Stock Exchange ("NYSE") member firm with branch offices in South Florida, California, Georgia, and New York. JWG Securities' branches typically are owned as well as managed by the Company, and its brokers are "full-service" oriented and receive compensation packages that are competitive with most regional and national wire-house brokerage firms. JWG Capital is a San Francisco-based NASD member firm that specializes in investment banking services, institutional trading and research. JWG Capital also has an office in New York City. CSG, a NASD member firm, is a general securities broker dealer that offers a full array of investment products and services to a variety of clients through a national network of independently owned offices. CSG offices can vary in size from one investment professional to many. JWG Clearing is a NYSE member firm that provides clearing services, including on a fully disclosed basis for a variety of correspondents (such as broker dealers, banks, and other financial institutions) who are engaged in the securities brokerage business but who lack the back office or other support capabilities to process and clear securities transactions for their clients. JWG Securities and CSG clear trades through JWG Clearing as well as through an outside clearing arrangement with Bear Stearns Securities Corp. A fifth subsidiary of the Company, DMG Securities, Inc. ("DMG"), is also engaged in the securities brokerage business. All of JWGenesis' operating subsidiaries, except for JWG Capital, are owned through our wholly-owned subsidiary, JWCFS.

     The Company's activities generate revenue for the Company primarily in the form of commission and fee income, market making and principal transactions revenues, securities transaction processing fees ("clearing fees") and interest income. The Company also derives revenues from corporate finance transactions, insurance brokerage services and consulting services. The following table indicates the percentage of total revenues represented by each of these activities during the past three years and recent interim six-month period:



                                                              Percentage of Total Revenues<F1>
                                                      ------------------------------------------------
                                                                            Year Ended December 31,
                                                      Six Months Ended   ----------------------------
                                                       June 30, 1998     1997         1996        1995
                                                       -------------     ----         ----        ----
        Commissions...................................       53%          57%          52%         53%
        Market making and principal transactions,
          net.........................................       20%          19%          23%         26%
        Interest......................................       11%           9%           9%          7%
        Clearing fees.................................        7%          10%          10%          9%
        Other (including corporate finance and
          consulting).................................        8%           5%           6%          5%

<F1> Includes the separate results of JWCFS and Genesis for the periods prior to June 12, 1998, on a combined basis, as if such combination had comprised the results of the Company.

     The following table indicates the amounts and percentages of total revenues generated by each of the Company's principal investment banking and securities brokerage subsidiaries in each of the past three years and recent interim six-month period:

                                                                              Revenues<F1>
                                                                    (Amounts in Millions of Dollars)
                                                -----------------------------------------------------------------------
                                                 Six Months Ended                  Year Ended December 31,
                                                  June 30, 1998            1997               1996              1995
                                                 -----------------  ---------------    -------------      -------------
                                                 Amount       %     Amount       %     Amount      %      Amount     %
                                                 ------      --     ------       --    ------     --      ------     --
                                                                                                          <c.
Corporate Securities Group, Inc. ..........       $20.2      32     $34.2        27    $30.2       27     $31.3      29
JWG Capital Markets, LLC ..................       $13.4      21     $30.6        24    $22.2       20     $27.6      25
JWGenesis Securities, Inc. ................       $16.0      25     $34.8        27    $31.4       28     $24.8      23
JWGenesis Clearing Corp. ..................       $12.9      20     $26.4        20    $24.3       22     $21.8      20
DMG Securities, Inc. ......................       $ 1.4       2     $ 2.9         2    $ 3.6        3     $ 2.9       3

<F1> Includes the separate results of JWCFS and Genesis for the periods prior to June 12, 1998, on a combined basis, as if such combination had comprised the results of the Company.

      THE SHARE EXCHANGE AND THE COMBINATION

     Pursuant to the Share Exchange on June 12, 1998, JWGenesis acquired all of the outstanding shares of JWCFS common stock in exchange for JWGenesis Shares on a one-for-one basis, and thus replaced JWCFS as the publicly held holding company. The Share Exchange was part of a larger transaction, the Combination, consummated on the same date pursuant to the Combination Agreement among JWCFS, JWGenesis, Genesis, and the owners of all of the equity interests in Genesis, in which the owners of Genesis exchanged their equity interests for 1,500,000 JWGenesis Shares. As a result of the Combination, JWGenesis succeeded to the respective business and operations of JWCFS and Genesis and replaced JWCFS as the publicly held holding company.

     3-FOR-2 STOCK SPLIT

     Unless otherwise indicated, all information with respect to numbers of shares of common stock, prices of common stock, and earnings per common share appearing in this Prospectus have been adjusted to reflect JWCFS' three-for-two stock split effected in the form of a 50% stock dividend on February 7, 1997.

Retail Brokerage

     The Company conducts its retail brokerage business primarily through CSG, JWG Securities and DMG. The following table sets forth certain statistical information concerning registered representatives and branch offices of each of these subsidiaries:

                           At September 30,                                At December 31,
                     ------------------------  -----------------------------------------------------------------------------
                                  1998                     1997                      1996                     1995
                     ------------------------  ------------------------  -------------------------  ------------------------
                        Registered               Registered                 Registered                Registered
                     Representatives  Offices  Representatives  Offices  Representatives   Offices  Representatives  Offices
                     ---------------  -------  ---------------  -------  ---------------   -------  ---------------  -------
   JWG Securities          213          13          210           10           205           10           225           12
   CSG                     279          91          242           86           260           88           266           66
   DMG                      20           1           18            1            31            2            20            2
                         -----       -----        -----          ---         -----        -----         -----         -----
   Total                   512         105          470           97           496          100           511           80
                         =====       =====        =====          ===         =====        =====         =====         =====

         JWGENESIS SECURITIES, INC.


     JWG Securities is a NYSE member organization and a member of the NASD. JWG Securities' activities primarily consist of retail securities brokerage, management and participation in underwritings of equity and fixed income securities, distribution of mutual funds and unit trusts, and research and investment advisory services. JWG Securities has clearing agreements with JWG Clearing and Bear Stearns Securities Corp. ("Bear Stearns"), both NYSE member organizations, under which agreements they provide JWG Securities with back office support, transaction processing services on all principal national and international securities exchanges, and access to many other financial services and products. These agreements allow JWG Securities to offer a range of products and services that is generally offered only by firms that are larger and have more capital than JWG Securities.

     All of JWG Securities' registered representatives are in-house employees. Through its retail branch network, JWG Securities markets a wide variety of investment products, including common and preferred equities, tax-free and taxable bonds, unit trusts, mutual funds, insurance and annuity products, and options.


     CORPORATE SECURITIES GROUP, INC.

     CSG, a general securities broker-dealer, provides products and services similar to those offered by JWG Securities for the accounts of its customers and for its own account. CSG is a member of the NASD and has clearing agreements with Bear Stearns and JWG Clearing, under which agreements they provide CSG with back office support, transaction processing services on all principal national and international securities exchanges, and access to many other financial services and products. These agreements allow CSG to offer a range of products and services that is generally offered only by firms that are larger and have more capital than CSG.

     All of CSG's branch offices operate as independently owned affiliates. In affiliated branch office situations, the office is owned and operated by an independent person who obtains appropriate NASD licenses to supervise or manage the branch office by virtue of affiliating with CSG and being subject to its supervisory jurisdiction. Each such office is responsible for its own overhead and other operational expenses, although all of its revenues from securities brokerage transactions accrue to CSG. CSG, on the other hand, pays commissions to the branch offices on the revenues generated by them (at higher rates than those that would be paid to registered representatives working at a branch office owned by CSG) and provides other support for the operations, including required home office supervisory functions and access to CSG's securities transaction clearing agreements with Bear Stearns and JWG Clearing. All

registered representatives who are associated with CSG, whether by working at a branch office owned by CSG or at any one of the affiliated branch offices, are licensed with the NASD.

     The affiliated branch office system permits the Company to expand its base of revenue and its network for the retail distribution of securities underwritten by the Company (and for trading in connection with the Company's market making activities), without the capital expenditures that would be required to open company-owned offices and the additional administrative and other costs of hiring in-house registered representatives who are employees.


     DMG SECURITIES, INC.

     DMG, also a NASD member firm, conducts its brokerage operations from a single location in Virginia, Florida. DMG's office is owned and operated by an independent person who obtains appropriate NASD licenses to supervise or manage the branch office by virtue of affiliating with DMG and being subject to its supervisory jurisdiction. The office is responsible for its own overhead and other operational expenses, and operates in a manner similar to that described for affiliated branch offices of CSG. DMG also has a clearing agreement with JWG Clearing that provides DMG with back office support, execution services on all principal national securities exchanges, and access to many of its in-house financial services and products. This agreement allows DMG to offer a range of products and services that is generally offered only by firms that are larger and have more capital than DMG.


CAPITAL MARKETS


     The acquisition of Genesis (now JWG Capital) substantially
enhanced the Company's capital markets capabilities   from general
corporate finance and investment banking  transactions to research and
related services   over the level that had previously existed at
JWCFS. As part of its integration of the previously separate operations of JWCFS and Genesis, the Company is restructuring its capital markets activities to seek to maximize the combined strengths of those firms. While certain capital markets functions continue to be performed by personnel of JWG Securities and JWG Clearing (and to a more limited extent, CSG), the Company is reorganizing internally to use JWG Capital as its principal arm for capital market services.


     At the time of the Combination, JWG Capital functioned principally as an investment banking boutique, offering corporate finance, institutional sales and trading, and institutionally focused research and investment advisory services. Its corporate finance services included equity underwriting and merger and acquisition advisory services. Its customer base was comprised principally of institutional, corporate, and high-net worth individual clients.


     CORPORATE FINANCE

     The Company's Corporate Finance Department is involved in a variety of activities, including public and private debt and equity financing for corporate clients, merger and acquisition advisory services, fairness opinions, business analyses and evaluations, and general financial consulting services. Such activities include securing the Company's participation in the distribution of securities both initial public offerings ("IPOs") and secondary offerings. The Company has traditionally concentrated its underwriting efforts in the IPO marketplace, seeking out emerging enterprises in industries that it believes offer reasonable opportunities for future growth. Following an offering, the Company (through a subsidiary) maintains after-market support by providing in-depth research analysis, after-market trading, and sponsorship in the investment community. The Company often becomes the dominant force in the after-market trading of the stock it underwrites.

     The Corporate Finance Department has experience in each stage of a merger, acquisition, divestiture, buyout, and recapitalization transaction, including the identification of potential acquisitions and/or acquirers, the optimal "packaging" of a client for a transaction, the preparation of client meetings, the structuring of merger and sale transactions, and the negotiation of sale and purchase terms. The Corporate Finance Department also renders valuation and fairness opinions for both private and public companies. Its work generally includes a comprehensive operational and financial review of a client and the development of financial analyses that incorporate both quantitative and qualitative factors. Working in partnership with the Research Department, the Corporate Finance Department is able to meet most of the financial advisory and capital funding requirements necessary to develop its clients' businesses.

     Through JWG Capital, the Company also has strong block trading capabilities, and it is aware of "unsolicited buyers" and advantageous opportunities for a client's sale of restricted securities. Its personnel responsible for these activities are cognizant of the Commission rules and regulations that govern restricted sales transactions and are supported by a compliance and operations group.

     Compensation for the Company's corporate finance services and capital markets includes cash fees in the form of underwriting commissions and, in certain situations, stock purchase warrants, direct equity positions, or consulting fees.


     RESEARCH


     The Company maintains a Research Department (i) to provide coverage on a select but broad range of companies, daily market commentary, and trading ideas, (ii) to complement the Corporate Finance Department by offering their services as an added benefit to attracting and retaining corporate finance clients, and (iii) to increase the availability and use of in-house research by the Company's retail oriented registered representatives by fostering increased coordination among the Research, Syndicate, and Corporate Finance Departments. The Research Department provides comprehensive coverage of a select group of industries and companies that are in many instances not otherwise generally widely followed by the investment community. The Research Department publishes numerous materials for its clients, including quarterly earnings reports,

company updates, company reports, which initiate research coverage, industry overviews, and emphasis lists, which encompass all covered industries. The Research Department follows over 75 companies in the following principal areas: business services and outsourcing, correctional services, healthcare technology, regional banking, retailing, real estate, special situations, electronic commerce, leisure and entertainment and wireless communications components.


     SYNDICATE


     The Syndicate Department coordinates the Company's participation in underwriting syndicates or selling groups of other underwriters and assists the Company in obtaining participation from other firms in underwritings managed by the Company. Over the past years, the Company has participated in a diverse range of offerings as a manager, co-manager, underwriter, or selling group member. These offerings included both initial and secondary offerings of common and preferred equity and fixed income and closed-end funds offerings.


     FIXED INCOME


     Through its Fixed Income Department, the Company distributes both taxable and tax-exempt fixed income products (such as corporate, government and mortgage-backed securities as well as municipal bonds and unit investment trusts). The Company positions taxable fixed income securities and municipal bonds in both the primary and secondary markets as principal and participates as underwriter, dealer and selling group member for corporate, municipal taxable and non-taxable unit trusts offerings.


MARKET MAKING AND PRINCIPAL TRANSACTIONS


     The Company's market making and principal transaction activities are conducted through JWG Clearing and JWG Capital. Activities related to research recommendations, institutional order flow and JWG Capital's brokerage processing services unit are currently conducted through JWG Capital. Activities related to the Company's retail brokerage and fully disclosed clearing business are conducted through JWG Clearing. Through such subsidiaries, the Company currently acts as a market maker for approximately 110 securities that are traded in the over-the-counter securities market, including those followed by the Research Department.

     In its capacity as a market maker, the Company facilitates trading in select securities by buying and selling securities as a principal for its own account, rather than as an agent for the accounts of its customers. The Company attempts to derive profits through its market making activities by buying stock at its quoted bid price and then either selling the stock at the current ask price or holding the stock in inventory for future sale at a higher price. If the market for such securities declines, however, or if the Company is otherwise unable to resell the securities at a favorable price, the Company could suffer losses and such losses could be substantial. Additionally, the Company engages in short sales, primarily to fill customer orders. A short sale represents an obligation of the Company to deliver specified securities at the contracted price, thereby creating a liability to purchase the securities at a future time at prevailing market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized by the Company at the time the short sale was executed.

     The Company's general policy historically has been not to hold a substantial volume of securities for any significant period of time, so as to reduce the risk of losses from market declines or unfavorable developments. The Company's market making activities have historically accounted for a significant portion of its revenues, and from the Company's inception through June 1998, losses incurred in connection with these activities were not significant. During July, August and September, 1998, however, the securities markets in general experienced a significant correction which resulted in significant market volatility. Also, this historical policy of Genesis with respect to amounts and holding periods for securities acquired in market making had been less conservative than the Company's general policy, and the Company had not yet changed that policy for JWG Capital's ongoing operations following the Combination. As a result of JWG Capital's inventory and trading strategies during this period of correction and market volatility, JWG Capital experienced a pre-tax trading loss of approximately $0.5 million during this time period.


     The Company has implemented procedures to lessen the likelihood of experiencing such losses at JWG Capital in the future. Such procedures included (i) reducing the level of JWG Capital's securities inventory and (ii) curtailment of other intra-day trading strategies that required the Company's capital to be placed at significant risk. See "--Recent Developments" for more information about changes at JWG Capital. The Company anticipates that market making and principal transaction activities will continue to be a significant factor in the Company's operations and its prospects for profitability.


BROKERAGE PROCESSING OPERATIONS


     The Company provides a variety of brokerage processing services through both JWG Clearing and JWG Capital.

     JWG Clearing provides clearing services on a fully disclosed basis for a variety of customers ("Correspondents") who are engaged in the securities brokerage business but who lack the back office or other support capacities to process and clear securities transactions for their clients. Correspondents include broker-dealers, banks, and other financial institutions. In a fully disclosed transaction, the identity of the Correspondent's client is known to JWG Clearing, and JWG Clearing physically maintains the client's account and performs a variety of services as agent for the Correspondent. The execution and clearing process requires the performance of a series of complex steps, many of which are accomplished with the assistance of sophisticated data processing hardware and software. JWG Clearing has approximately 90 Correspondents.

     JWG Capital's (formerly Genesis') brokerage operations were originally established in 1989 to support affiliated money management organizations of Genesis by recapturing trading commissions, making spreads generated by trading activity, and providing administrative and other services in exchange for trading and processing business. Over the years, those various asset management operations grew significantly and, with them, so did Genesis' brokerage processing unit. This aspect of JWG Capital's operations currently serves two
primary types of organizations   investment partnerships and fee-based
investment advisors   although JWG Capital also offers trading and
clearing services to others. JWG Capital has clearing agreements with ABN Amro/The Chicago Corporation, Alex Brown/Bankers Trust, and Morgan Stanley & Co., as well as having access to such services from JWG Clearing.


RECENT DEVELOPMENTS


     The Company incurred a pre-tax loss at JWG Capital of approximately $2.0 million for the three-month period ended September 30, 1998, approximately one-quarter of which losses were the result of trading losses. Non-trading losses were primarily attributable to JWG Capital's reductions in its institutional sales volume and costs associated with its institutional sales effort. In August, 1998, the Company began a detailed analysis of JWG Capital's operations which resulted in the Company making several significant changes in those operations. These changes included: (i) a reduction in JWG Capital's institutional sales effort, (ii) a reduction in securities inventory positions and other activities that require the firm to put its capital at risk, (iii) a reduction in the number of industry's covered by the JWG Capital research department, (iv) consolidation of certain

redundant activities conducted at JWG Capital that are performed at other subsidiaries, and (v) staff and expense reductions and compensation adjustments reflecting the impact of these changes. The Company has focused JWG Capital's resources on brokerage processing services and corporate finance, the two areas of its business that management believes are most beneficial to the Company's operations as a whole. As a result of these changes, JWG Capital has returned to profitability for the month of October 1998, and management believes that its strategy for the ongoing conduct of operations by JWG Capital will permit it to sustain long term profitable operations at that business unit, consistent with the Company's strategies for profitability of its business generally.


COMPETITION


     The Company competes with numerous investment banking and brokerage firms, consulting firms, and financial service companies that are larger, better financed, have longer operating histories, and, in some instances, offer a range of financial and other services to clients that exceed the services offered by the Company. In addition, there is increasing competition from other businesses that now offer financial services, such as commercial banking and insurance companies and certain accounting firms. The principal competitive factors in the securities industry are the quality and ability of professional personnel, the relative prices of services and products offered, the scope of such services and products (increasingly the ability to offer "one-stop-shopping" to customers and clients), and the efficiency of back office operations. The Company has tried to position itself competitively by targeting its investment banking services to smaller companies, providing competitively priced products and services, and developing one-stop-shopping services.
Additionally, the Company has targeted markets that it believes are not adequately served by, and are not a primary focus of, most of these other larger firms. The Company believes that its clearing services and back office support agreements with Bear Stearns provides it additional ability to compete with larger firms.


EMPLOYEES AND REGISTERED REPRESENTATIVES

     As of September 30, 1998, the Company and its subsidiaries had a total of approximately 300 salaried employees and 512 registered representatives. Of these totals, 299 registered representatives are independent contractors affiliated with one of the 92 affiliated, but independently owned and operated, CSG and DMG branch offices which existed at such time.


PROPERTY


     The Company owns no real property. The Company leases its corporate offices and operations facilities, located at 980 North Federal Highway, Boca Raton, Florida 33432, where it occupies approximately 19,500 square feet of space. JWG Securities branch offices are also leased premises, comprising an aggregate of approximately 46,000 square feet of office space in several cities. JWG Capital leases 22,000 square feet of space in San Francisco and 5,400 square feet of space in New York. The Company believes that its office facilities are adequate for its current and reasonably foreseeable operations.

REGULATION

     The securities industry in the United States is subject to extensive regulation under various federal and state laws and regulations. The Securities and Exchange Commission is the federal agency charged with the administration of most of the federal securities laws. Much of the regulation of the securities industry, however, has been assigned to various self regulatory organizations ("SROs"), principally the NASD, and in the case of NYSE member firms, the NYSE. The SROs, among other things, promulgate regulations and provide oversight in areas of (i) sales practices, (ii) trade practices among broker-dealers, (iii) capital requirements, (iv) record keeping and (v) conduct of employees and affiliates of member organizations. In addition to promulgating regulations and providing oversight, the Commission and the SROs have the authority to conduct administrative proceedings which can result in the censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. Furthermore, new legislation, changes in the rules and regulations promulgated by the Commission and SROs, or changes in the interpretation or enforcement of existing laws and rules often directly affect the operation and profitability of broker-dealers.
The stated purpose of much of the regulation of broker-dealers is the protection of customers and the securities markets rather than the protection of creditors and shareholders of broker-dealers.


LEGAL PROCEEDINGS


     There are no material legal proceedings pending or threatened in which JWGenesis is party or of which its property is the subject. The Company or its subsidiaries have been named in various arbitration and legal proceedings arising in the ordinary course of its securities brokerage business. Although arbitration and litigation involves contingencies that cannot be definitively predicted, including the unpredictability of actions that might be taken by an arbitration panel or jury on matters that are submitted to them, JWGenesis expects that the ultimate disposition of arbitration and litigation arising from the ordinary course of business will not have a material adverse impact upon its financial position and results of operations. The Company or its subsidiaries may be involved from time to time in other litigation arising in the normal course of business.



                                                        DIRECTORS AND EXECUTIVE OFFICERS

                  Name                                                     Age         Position(s) with the Company
                  ----                                                     ---         ----------------------------
                  Marshall T. Leeds . . . . . . . . . . . . . . . .        43       President, Chief Executive Officer,
                                                                                    and Chairman of the Board

                  Will K. Weinstein . . . . . . . . . . . . . . . .        57       Vice Chairman of the Board

                  Philip C. Stapleton . . . . . . . . . . . . . . .        50       Chief Operating Officer and
                                                                                    Director

                  Joel E. Marks . . . . . . . . . . . . . . . . . .        42       Executive Vice President, Chief
                                                                                    Financial Officer, Secretary, and
                                                                                    Director

                  Jeffrey H. Lehman . . . . . . . . . . . . . . . .        38       Executive Vice President and
                                                                                    Director

                  Wm. Dennis Ferguson . . . . . . . . . . . . . . .        55       Executive Vice President and
                                                                                    Director

                  Gregg S. Glaser . . . . . . . . . . . . . . . . .        39       Executive Vice President,
                                                                                    Treasurer, and Director

                  Harvey R. Heller  . . . . . . . . . . . . . . . .        56       Director

                  Curtis Sykora . . . . . . . . . . . . . . . . . .        68       Director

     MARSHALL T. LEEDS, a co-founder of JWCFS, the predecessor of the Company, in 1983, also serves as President and Chief Executive Officer of certain of the Company's wholly-owned subsidiaries. Mr. Leeds is a past Chairman of Regional Investment Association, Inc. ("RIBA"), the country's largest association of independent broker-dealers involved in the underwriting of debt and equity securities, and he currently serves on the Independent Contractor Firm Committee of the Securities Industries Association.

     WILL K. WEINSTEIN was a co-founder of JWG Capital in 1989. Between 1982 and 1986, Mr. Weinstein was the managing partner and Chairman of the Investment Policy Committee of Montgomery Securities. From 1962 to 1976 he was with the investment firm of Oppenheimer & Co., where he ultimately became a member of the executive committee. From 1972 to 1976 Mr. Weinstein served as a Governor of the Midwest Stock Exchange He is currently a Governor of the American Stock Exchange.


     PHILIP C. STAPLETON is also President of JWG Capital, which he co-founded in 1989. From 1983 to 1989 Mr. Stapleton was a partner of Montgomery Securities and was responsible for the Administration Department of that firm. He was employed by Morgan, Stanley & Co. from 1977 to 1983 as an Administrative Manager of the Capital Markets Division.

     JOEL E. MARKS, the other co-founder of JWCFS, also serves as Executive Vice President of certain of the Company's wholly-owned subsidiaries. Mr. Marks is a Certified Public Accountant, and prior to 1983, he was employed in various capacities in both the audit and

tax departments of the international accounting and consulting firm of Deloitte & Touche LLP. From 1987 to 1994, he served as Senior Vice President and Chief Financial Officer of Automobile Protection
Corporation-APCO, an unaffiliated public corporation. From 1996 to 1998, Mr. Marks served as the Chairman of RIBA.

     JEFFREY H. LEHMAN is also Executive Vice President and Director of Corporate Finance of JWG Capital. From 1984 to 1996 he was employed by Ladenburg, Thalmann & Co. Inc., most recently as Managing Director of Corporate Finance and Director of Mergers and Acquisitions. Mr. Lehman also served as a member of the Board of Directors and Management Committee of Ladenburg, Thalmann. He received his Masters in Business Administration with distinction from the Wharton School of the University of Pennsylvania in 1983.

     WM. DENNIS FERGUSON also serves as Executive Vice President of certain of the Company's wholly-owned subsidiaries. From July 21, 1990 to October 31, 1990, prior to its acquisition by Company, Mr. Ferguson served as acting President and Chief Executive Officer of the predecessor company ("Old JWC Financial") which was acquired by the Company on November 1, 1990. From 1981 to 1990, he held various executive positions at Old JWC Financial. Mr. Ferguson received a Bachelor of Science degree from Florida Southern College and attended Florida Atlantic University Graduate School. From 1978 to 1980, Mr. Ferguson was Area Vice President and Office Manager for the investment banking firm of Dean Witter Reynolds.

     GREGG S. GLASER also serves as Executive Vice President and Treasurer of certain of the Company's wholly-owned subsidiaries. Mr. Glaser graduated with a Bachelor of Science degree from the University of Florida. From 1981 to 1986, when he joined Old JWC Financial, Mr. Glaser was a senior auditor with the Fort Lauderdale office of the international accounting and consulting firm of Price Waterhouse LLP.

     HARVEY R. HELLER is President of Heller Brothers Packing
Corporation, a family-owned enterprise engaged in growing and packing citrus fruit and vegetables, and has held such position for more than the past five years. Mr. Heller received his Bachelor of Science degree in economics from the Wharton School of Business of the University of Pennsylvania in 1964.

     CURTIS SYKORA has over 30 years of management experience with an emphasis on finance and real estate development, and has been retired for more than the past five years. As a self-employed business consultant, he remains active in these endeavors today. Mr. Sykora received his Masters in Business Administration from Harvard University School of Business in 1956.


BOARD COMMITTEES


     AUDIT COMMITTEE. The Audit Committee supervises independent audits of the Company and its subsidiaries and oversees the establishment of appropriate policies and internal accounting controls. Members are Messrs. Sykora, Heller, and Glaser.

     The Audit Committee's principal functions include reviews of audit plans, scope of examinations and findings of the Company's independent public accountants; significant legal matters; internal controls; and the adequacy of insurance coverage. Further, it is the

responsibility of this committee to recommend to the Board the annual appointment of the independent public accountants; to review the findings of external regulatory agencies; and to oversee the accounting policies used in preparing the Company's financial statements.

     COMPENSATION COMMITTEE. The Compensation Committee oversees the Company's compensation polices and programs. Members are Messrs.
Sykora, Heller, and Marks.

     The Compensation Committee reviews and approves the Company's general compensation policies and programs to maintain an environment that attracts and retains people of high capability, commitment, and integrity, while also providing incentive for executives and other personnel for the Company to contribute to the success and profitability of the Company for the benefit of its stockholders.

     EXECUTIVE COMMITTEE. The Executive Committee, pursuant to authority delegated by the Board, from time to time considers certain matters in lieu of convening a meeting of the full Board, subject to any restrictions in applicable law related to the delegation of certain powers to a committee of the Board. Messrs. Leeds, Marks, and Stapleton comprise the members of the Executive Committee.

     The Company does not have a standing nominating committee of the Board of Directors.


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT


         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors and persons who beneficially own more than ten percent of the Company's common stock ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and with the AMEX. Officers, directors, and ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it and information furnished to the Company by such persons, the Company believes that during the period from inception as a public company in June 1998 until the date of this Prospectus, all its officers, directors, and ten-percent stockholders complied with the
Section 16(a) reporting requirements.


ARRANGEMENTS FOR BOARD AND MANAGEMENT

     Messrs. Leeds and Weinstein have agreed to vote the shares of Company common stock controlled by them (i) to cause the number of directors that constitutes the Company Board to be nine and (ii) in favor of five nominees designated by Mr. Leeds and four nominees designed by Mr. Weinstein. Messrs. Leeds and Weinstein have also agreed to use their respective best efforts to prevent the Company's Board of Directors from taking any action during the pendency of any vacancy in the Board unless the person that designated the director whose position is vacant fails to designate a replacement within 10 days of written notice by the Company to designate a person to fill the vacancy. The agreement will terminate on the earlier of (i) the written agreement of Messrs. Leeds and Weinstein; (ii) December 31, 2001; (iii) the dissolution, bankruptcy, or insolvency of the Company; or (iv) the date on which either Mr. Weinstein or Mr. Leeds controls less than 60% of the number of shares of Company common stock controlled by the other.

     In connection with the series of transactions between JWCFS and Wilmington Trust Company ("Wilmington"), as more fully described under

"Certain Transactions" herein, JWCFS granted Wilmington the right to appoint one person to serve on its Board of Directors. The Company has agreed to honor that agreement. Wilmington has not yet exercised such right.

                        EXECUTIVE COMPENSATION

     Information concerning compensation by JWCFS of its executive officers, who constitute executive officers of the Company, for the years 1997, 1996, or 1995 is contained in this Prospectus because the Company has not been organized for one full fiscal year and may be deemed the successor in interest to JWCFS. The full slate of executive officers of the Company is set forth under "Directors and Executive Officers" in this Prospectus, and information about employment agreements of certain Company executive officers is set forth under " Employment Agreements" and " Nonsolicitation Agreements"

     The following table sets forth the annual and long-term compensation for services rendered in all capacities to JWCFS and its subsidiaries for JWCFS' Chief Executive Officer and each of the other executive officers of JWCFS whose aggregate cash compensation exceeded $100,000 ("Named Executive Officers") during any of JWCFS' last three fiscal years:

                                   Summary Compensation Table
--------------------------------------------------------------------------------------------------
                                                                                      Long-Term
                                                                                      Compensation
                                           Annual Compensation                         Awards<F1>
--------------------------------------------------------------------------------       ----------    -------------
           Name                                                                         Options/       All Other
   and Principal Position      Year         Salary          Bonus         Other           SARs        Compensation
====================================================================================================================
     Marshall T. Leeds         1997        $279,446      $1,110,895     $ 430,868<F2>    75,000        $13,200<F3>
    President and Chief        1996        $270,519      $1,246,612             -        75,000        $13,000
     Executive Officer         1995        $263,681      $1,050,672             -             -        $13,000
--------------------------------------------------------------------------------------------------------------------

       Joel E. Marks           1997        $180,775      $  388,813             -        26,250        $  3,200<F4>
   Chief Financial Officer     1996        $175,000      $  431,616             -        26,250        $  3,000
   Executive Vice President    1995        $120,000      $  267,407             -             -        $  3,000
---------------------------------------------------------------------------------------------------------------------

    Wm. Dennis Ferguson        1997        $120,000      $  194,977             -              -       $  3,200<F4>
 Executive Vice President      1996        $120,000      $  262,563             -          7,500       $  3,000
                               1995        $120,000      $  180,199             -              -       $  3,000
---------------------------------------------------------------------------------------------------------------------
      Gregg S. Glaser          1997        $128,594      $    85,450            -         11,250       $  3,200<F4>
   Treasurer and Executive     1996        $125,253      $    72,696            -         11,250       $  3,000
      Vice President           1995        $122,592      $    56,408            -              -  -    $  3,000

________________________________________

<F1> There were no payouts of long-term compensation during the fiscal year.

<F2> Represents gross-up for the payment of taxes upon exercise of stock options.

<F3> Includes $10,000 for tax return preparation and financial services of JWCFS' matching contribution of $3,200 with respect to JWCFS'
     401(k) plan.

<F4> Represents JWCFS matching contribution with respect to JWCFS'
     401(k) plan.

                             ____________

     Company directors that are not employed by the Company or any subsidiary or affiliate receive an annual retainer of $5,000, $750 per Board meeting attended, and $500 per Committee meeting attended, as well as reimbursement for travel and related expenses incurred in connection with attendance at meetings of the Board of Directors and Board Committees. Directors that are employed by the Company or any of its subsidiaries or affiliates are not compensated for service on the Board or a committee thereof, but are reimbursed for travel and related expenses incurred in connection with attending meetings.

     The following tables show, as to JWCFS' Chief Executive Officer and Named Executive Officers, certain information with respect to options granted to them by JWCFS.


                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                          (INDIVIDUAL GRANTS)


     The following table sets forth further information on grants of stock options during 1997 by JWCFS, all of which have been assumed by the Company and now relate to shares of Company common stock, to the Named Executive Officers. No SARs were granted during 1997.

                                                                                 Potential Realizable
                                                                                   Value at Assumed
                                                                                 Annual Rates of Stock
                          Individual Grants                                       Price Appreciation for
                                                                                    Option Term<F1>
-----------------------------------------------------------------------------    -----------------------
                                    % of total
                      Number of        Options
                    Securities       granted to
                    Underlying        employees     Exercise or
                      Options         in fiscal     base price     Expiration
      Name           Granted (#)        year        ($/Share)         Date          5%          10%
--------------------------------------------------------------------------------------------------------
Marshall T. Leeds      75,000           16.7          $9.075        9/16/02      $187,941     $415,299

Joel E. Marks          26,250            5.8          $9.075        9/16/02      $ 65,779     $145,355

Gregg S. Glaser        11,250            2.5          $8.250        9/16/02      $ 25,642     $ 56,663

<F1> Illustrates the value that may be realized upon the exercise of options immediately prior to the expiration of their term, assuming specified compound rates of appreciation on JWCFS' common stock over the five year term of the options. Assumed rates of appreciation are not necessarily indicative of future stock performance. The assumed annual rates of appreciation of five and ten percent would result in the per share price of JWCFS' common stock increasing to $11.58 and $14.61, respectively. Over the period from 1992 through 1997, the market price for JWCFS' common stock increased at a compound annual rate of approximately 34%. As part of the Share Exchange, the Company assumed the outstanding JWCFS options. As of October 30, 1998, the closing sales price of the Company common stock on AMEX was $7.00

            AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                   AND FISCAL YEAR-END OPTION VALUES


     The following table sets forth further information with respect to option exercises during 1997 and unexercised stock options held by the Named Executive Officers at December 31, 1997.

                                                                                                 Value of
                                                                                              Unexercised In-
                                                                     Number of Securities        the-Money
                                                                         Underlying             Options at
                                                                         Unexercised          December 31,1997
                                                                          Options at                ($)<F1>
                                                                     December 31, 1997 (#)
                          Shares Acquired on                            Exercisable (E)/       Exercisable (E)/
           Name              Exercise (#)       Value Realized ($)     Unexercisable (U)      Unexercisable (U)
-----------------------------------------------------------------------------------------------------------------
    Marshall T. Leeds           112,500              $618,750              75,000 (E)            $534,900 (E)
                                                                           75,000 (U)            $191,250 (U)
      Joel E. Marks                  -                      -              26,250 (E)            $187,222 (E)
                                                                           26,250 (E)            $ 66,938 (U)
   Wm. Dennis Ferguson           15,000              $ 86,955              52,500 (E)            $491,775 (E)
                                                                                 -(U)            $      - (U)
     Gregg S. Glaser                 -                      -              11,250 (E)            $ 84,803 (E)
                                                                           11,250 (U)            $ 37,969 (U)

<F1> At December 31, 1997, the closing price of JWCFS' common stock on AMEX was $11.625. As part of the Share Exchange, the Company assumed the outstanding JWCFS options. As of October 30, 1998, the closing sales price of the Company common stock on AMEX was $7.00.


EMPLOYMENT AGREEMENTS


     MESSRS. LEEDS, STAPLETON, MARKS, AND GLASER. The Company has entered into an employment agreement with each of Messrs. Leeds, Stapleton , Marks, and Glaser pursuant to which Mr. Leeds is employed as Chairman of the Board, President, and Chief Executive Officer of the Company, Mr. Stapleton is employed as Chief Operating Officer of the Company, Mr. Marks is employed as Executive Vice President and Chief Financial Officer of the Company and Mr. Glaser is employed as Executive Vice President of the Company.

     The term of the agreement for each of Messrs. Leeds, Stapleton, and Marks extends to December 31, 2001, and for Mr. Glaser, to December 31, 2000, and is automatically extended for successive one-year terms thereafter unless either party gives six-months' prior written notice to the other party of its election not to extend the term. Messrs. Leeds', Stapleton's, Marks', and Glaser's base annual salaries are $500,000, $250,000, $250,000, and $250,000, respectively, with an annual cost of living increase, if applicable.

     In addition, the agreements require the Company to establish an executive bonus pool (the "Executive Bonus Pool"), which has been established in the form of the Management Incentive Bonus Plan, that

is described above and proposed for stockholder approval at the Annual Meeting, pursuant to which an aggregate of 15% of the Company's annual pre-tax profits will be paid to Messrs. Leeds, Marks, and Stapleton. Messrs. Leeds, Stapleton and Marks will be eligible to receive 50%, 28.5%, and 21.5%, respectively, of the Executive Bonus Pool as determined by the committee of the Board of Directors responsible for the Executive Bonus Pool of the Company, subject to downward adjustment to 35%, 20%, and 5%, respectively, at the discretion of such committee. Pursuant to Mr. Glaser's agreement, the Company will pay an annual bonus to him equal to 0.616% of the Company's consolidated pre-tax income. In addition, the Company has issued to Mr. Glaser options to purchase 60,000 shares of Company common stock at an exercise price of $10.50 per share. Options for 20,000 shares vested on the date of grant, and options for an additional 20,000 shares will vest on each of June 16, 1999 and 2000.

     If the Company (i) terminates the employment of Messrs. Leeds, Stapleton, Marks, or Glaser other than for cause or as a result of the death or disability of any such person; (ii) reduces his authority, duties, or standing within the Company without his consent; or (iii) experiences a change of control (as defined) without his consent and he subsequently terminates his employment, then the Company will pay to such person an amount equal to his aggregate base annual salary for the remainder of the term of his employment agreement (or a minimum of 12 months) and bonus payments to which he would have been entitled for the remainder of the term had his employment not terminated, and all outstanding stock options held by such person will become fully vested.

     WILL K. WEINSTEIN. The Company has also entered into an employment agreement with Mr. Weinstein that extends to December 31, 2001, providing for his employment as Vice Chairman of the Company. Mr. Weinstein's employment agreement calls for Mr. Weinstein to use his best efforts, in the course of his business and personal activities: (i) to promote the interests of the Company and its subsidiaries and affiliates; (ii) to convey information regarding the Company and its subsidiaries and affiliates to potential customers and clients; and (iii) to facilitate contacts and communications between the Company and its subsidiaries and affiliates and potential clients and customers. Mr. Weinstein is required to devote such reasonable amount of time to the promotion of the Company's interests as he deems is necessary to discharge his duties in good faith, with the understanding that he shall not be required to work full time or keep regular or specified office hours or provide his services at a particular location. Mr. Weinstein's agreement is not automatically extended after December 31, 2001.

     The Company will pay Mr. Weinstein incentive compensation based upon the gross income received by the Company related to retail and institutional accounts serviced by Mr. Weinstein and investment banking fees generated by the Company from transactions with respect to which Mr. Weinstein made the introduction that led to the transactions. Subject to certain limitations, Mr. Weinstein will receive an annual accountable allowance for expenses incurred in connection with furtherance of the business of the Company in the amount of $450,000. If the Company terminates the employment of Mr. Weinstein for any reason other than cause, death, or disability then
(i) the Company will pay to Mr. Weinstein the amount of any accrued but unpaid incentive compensation that otherwise would become payable to Mr. Weinstein if there had been no termination and any amount reimbursable for expenses incurred prior to termination; (ii) the Company will pay to Mr. Weinstein a lump sum allowance which would otherwise be payable through December 31, 2001, absent the termination; and (iii) all outstanding stock options held by Mr. Weinstein will become fully vested.


     Additionally, on each of the annual anniversary dates of the commencement of Mr. Weinstein's employment on which he remains employed by the Company, the Company will transfer to Mr. Weinstein 20% of the $3.5 million aggregate face amount of certain term life insurance policies upon Mr. Weinstein's life. The remainder of such life insurance will be transferred to Mr. Weinstein on December 31, 2001 if Mr. Weinstein remains employed by the Company at such date. Mr. Weinstein will be responsible for paying the premiums upon such portions of the life insurance policies as he owns.

NONSOLICITATION AGREEMENTS

     Messrs. Leeds and Marks entered into nonsolicitation agreements with the Company for a period of seven years (the "Nonsolicitation Agreements"). In connection with those agreements and in consideration for Messrs. Leeds' and Marks' agreements to terminate the financial terms of their employment agreements with JWCFS in connection with the Share Exchange, the Company agreed to make certain payments to each of them (the "Special Payments"). Messrs. Leeds and Marks agreed to accept their respective Special Payments in the form of one-half cash and one-half restricted shares of JWGenesis Common
Stock. The Special Payments consist of cash payments in four equal installments, the first paid in July 1998 and the remaining installments to be paid on January 15, 1999, 2000 and 2001, in the amounts of $533,750 and $215,000 each for Messrs. Leeds and Marks, respectively. If the employment of either Messrs. Leeds or Marks is terminated for any reason other than cause, any unpaid cash installment due to him must be paid within 30 days of termination. In addition, restricted shares of JWGenesis Common Stock will be issued to Messrs. Leeds and Marks (255,689 shares and 102,994 shares, respectively), subject to forfeiture as described below. (Such numbers of shares were derived from a formula to yield a value (based on 80% of the average closing price of the JWCFS Common Stock for the 10 consecutive trading days immediately preceding consummation of the Combination, or $8.35 per share) equal to $2,135,000 in the case of Mr. Leeds and $860,000 in the case of Mr. Marks.) Twenty-five percent of the shares issued to Messrs. Leeds and Marks will vest on January 15, 2002 and an additional twenty-five percent on each January 15 in 2003 through 2005. All unvested shares of Messrs. Leeds or Marks will be subject to forfeiture at any time there is a violation of his respective Nonsolicitation Agreement. In the event of a change in control of the Company, all such shares become immediately vested, and the forfeiture provisions with respect to such shares will no longer be in force.


                         CERTAIN TRANSACTIONS

     In January 1996, JWCFS obtained an unsecured $2,500,000 revolving line of credit from Wilmington Trust Company ("Wilmington") for general corporate purposes (the "Wilmington Facility"). The Wilmington Facility matures on December 31, 2002, at which time all outstanding borrowings plus all accrued and unpaid interest will become due and immediately payable. Borrowings under the Wilmington Facility bear interest at Wilmington's National Commercial Rate, with interest payments due monthly in arrears. The Company is required to maintain certain debt covenants, including (i) minimum stockholders' equity equal to at least $7,000,000, plus 30% of net income for all future fiscal quarters, plus 75% of the net proceeds from any common stock issuances and (ii) net income, as defined, in excess of $1,500,000 for any four quarters within any consecutive nine-quarter period. In connection with the Share Exchange, the Company assumed the obligations of JWCFS under the Wilmington Facility, including obligations of JWCFS with respect to board membership, the Wilmington Warrant and the Wilmington Marketing Agreement, all described in the next paragraph. At September 30, 1998, the balance outstanding under the Wilmington Facility was $1.5 million.

     In connection with the Wilmington Facility, Wilmington has the right to designate one person to serve on the Company's Board of Directors, which right Wilmington has not yet exercised. In addition, JWCFS entered into a Marketing Agreement with Wilmington Trust FSB (the "Wilmington Marketing Agreement") and granted W T Investments, Inc. a warrant, which has been assumed by the Company and now relates

to the purchase of up to 400,000 shares of the Company's common stock at any time prior to December 31, 2002 (the "Wilmington Warrant") at an exercise price of $11.30. The Wilmington Marketing Agreement provides that the Company will market certain products and services, initially personal trust and asset management services, provided by Wilmington Trust FSB to the Company's brokers, clients, and prospects.

                   UNAUDITED PRO FORMA CONSOLIDATED
                    CONDENSED FINANCIAL STATEMENTS

               The unaudited pro forma consolidated condensed statements of operations of JWGenesis for the year ended December 31, 1997 and the six month period ended June 30, 1998 gives effect to the Merger as if it had occurred as of January 1, 1998. The unaudited pro forma consolidated condensed statements of operations should be read in conjunction with (i) the historical financial statements of JWGenesis, including the notes thereto, appearing herein, and (ii) the historical financial statements of Genesis, including the notes thereto, which are also contained in this Prospectus. The unaudited pro forma consolidated condensed statements of operations are presented for information purposes only and are not necessarily indicative of the financial position or operating results that would have occurred if the Merger had been consummated as of the dates indicated, nor are they necessarily indicative of future financial conditions or operating results. No adjustment has been made to the historical financial statements for the effect of the approximate 9% minority interest in AGRO not owned by JWGenesis. Such adjustment, if made, would not have a material effect on the following unaudited pro forma consolidated condensed financial statements of operations.

                                        PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1997
                                         (In thousands, except for share and per share amounts)

                                                       --------------------
                                                          As Reported
                                                       JWGenesis     Genesis      Combined     Adjustments   As Adjusted
                                                       ---------     -------     ----------    -----------   -----------
REVENUES:
Commissions . . . . . . . . . . . . . . . . . . .       $49,907       $23,355     $ 73,262                    $ 73,262
Market making and principal transactions, net . .        20,836         3,371       24,207                      24,207
Interest  . . . . . . . . . . . . . . . . . . . .        11,363           565       11,928                      11,928
Clearing fees . . . . . . . . . . . . . . . . . .        12,338                     12,338                      12,338
Other . . . . . . . . . . . . . . . . . . . . . .         2,738         3,279        6,017                       6,017
                                                      ---------     ---------   ----------     ----------    ---------
                                                        $97,182       $30,570     $127,752                    $127,752
                                                      ---------     ---------   ----------     ----------    ---------
EXPENSES:
Commission and clearing costs . . . . . . . . . .        51,238        10,098       61,336                      61,336
Employee compensation and benefits  . . . . . . .        16,278         9,330       25,608      $  871 a        26,479
Selling, general and administrative . . . . . . .        15,487         7,316       22,803         680 c        23,483
Interest  . . . . . . . . . . . . . . . . . . . .         4,387                      4,387                       4,387
                                                      ---------     ---------   ----------     ----------    ---------
                                                         87,390        26,744      114,134         1,551       115,685
                                                      ---------     ---------   ----------     ----------    ---------
Income before income taxes  . . . . . . . . . . .         9,792         3,826       13,618        (1,551)       12,067
Provision for income taxes  . . . . . . . . . . .         3,689                      3,689       1,111 b         4,800
                                                      ---------     ---------   ----------     ----------    ---------
Net income  . . . . . . . . . . . . . . . . . . .       $ 6,103       $ 3,826     $  9,929      $(2,662)      $  7,267
                                                      =========     =========   ==========     ==========    =========
EARNINGS PER COMMON SHARE:
Basic . . . . . . . . . . . . . . . . . . . . . .       $  1.77                                               $   1.47
                                                      =========                                              =========
Diluted . . . . . . . . . . . . . . . . . . . . .       $  1.50                                               $   1.30
                                                      =========                                              =========
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic . . . . . . . . . . . . . . . . . . . . . .     3,443,141                                1,500,000     4,943,141
                                                      =========                                =========     =========
Diluted . . . . . . . . . . . . . . . . . . . . .     4,069,594                                1,500,000     5,569,594
                                                      =========                                =========     =========

      (See Notes to Pro Forma Consolidated Condensed Financial Statements)


                                        PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                              FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998
                                         (In thousands, except for share and per share amounts)

                                                       --------------------
                                                            As Reported
                                                       JWGenesis     Genesis     Combined     Adjustments   As Adjusted
                                                       ---------     -------     ----------    -----------   -----------
Revenues:
Commissions . . . . . . . . . . . . . . . . . . .       $27,181       $ 6,686     $ 33,867                    $ 33,867
Market making and principal transactions, net . .        10,486         2,130       12,616                      12,616
Interest  . . . . . . . . . . . . . . . . . . . .         6,980           260        7,240                       7,240
Clearing fees . . . . . . . . . . . . . . . . . .         4,461                      4,461                       4,461
Other . . . . . . . . . . . . . . . . . . . . . .         2,033         3,288        5,321                       5,321
                                                      ---------     ---------   ----------     ----------    ---------
                                                         51,141        12,364       63,505                      63,505
                                                      ---------     ---------   ----------     ----------    ---------

Expenses:
Commission and clearing costs . . . . . . . . . .        26,457         3,492       29,949                      29,949
Employee compensation and benefits  . . . . . . .         8,885         3,321       12,206        $214 c        12,420
Selling, general and administrative . . . . . . .         8,130         4,353       12,483         323 a        12,806
Interest  . . . . . . . . . . . . . . . . . . . .         2,713            14        2,727                       2,727
                                                      ---------     ---------   ----------     ----------    ---------
                                                         46,185        11,180       57,365         537          57,902
                                                      ---------     ---------   ----------     ----------    ---------
Income before income taxes  . . . . . . . . . . .         4,956         1,184        6,140        (537)          5,603
Provision for income taxes  . . . . . . . . . . .         1,910                      1,910         367 b         2,277
                                                      ---------     ---------   ----------     ----------    ---------
Net income  . . . . . . . . . . . . . . . . . . .       $ 3,046       $ 1,184      $ 4,230      $ (904)       $  3,326
                                                      =========     =========   ==========     ==========    =========
Earnings per common share:
Basic . . . . . . . . . . . . . . . . . . . . . .       $  0.78                                               $   0.63
                                                      =========                                              =========
Diluted . . . . . . . . . . . . . . . . . . . . .       $  0.67                                               $   0.57
                                                      =========                                              =========
Weighted average shares outstanding:
Basic . . . . . . . . . . . . . . . . . . . . . .     3,918,753                              1,350,000 d     5,268,753
                                                      =========                              ===========     =========
Diluted . . . . . . . . . . . . . . . . . . . . .     4,519,065                              1,350,000 d     5,869,065
                                                      =========                              ===========     =========

        (See Notes to Pro Forma Consolidated Condensed Financial Statements)

    NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     (a) To record the amortization of goodwill resulting from the Merger using the straight-line method of amortization and an estimated useful life of twenty (20) years.

                                            Year Ended         Six Months Ended
                                        December 31, 1997        June 30, 1998
                                        -----------------      ----------------
            Amortization expense             680,000                323,000
                                        =================      ================

     (b) To record the net effect on income taxes attributable to (i) an increase in income taxes as a result of Genesis' pretax income since Genesis has not recorded such a provision as a result of its status as a limited liability company, (ii) a decrease in income taxes resulting from the amortization of certain payments and restricted stock issuances by JWGenesis to Marshall T. Leeds and Joel E. Marks in connection with the termination of the financial terms of their previous employment arrangements with JWCFS and their execution of certain nonsolicitation agreements with JWGenesis (the "Special Payments"), and (iii) a decrease in income taxes resulting from changes in executive compensation. The income taxes are being recorded at JWGenesis' statutory income tax rate of 37.6%.

                                         Year Ended           Six Months Ended
                                      December 31, 1997        June 30, 1998
                                      -----------------       ----------------
          Provision for income taxes      1,111,000               367,000
                                      =================       =================

     (c) To record the amortization of Special Payments using the straight-line method of amortization over the seven-year nonsolicitation period and the net effect of the new JWGenesis employment agreements which were executed by certain executive officers of JWCFS and Genesis.

                                                         Year Ended       Six Months Ended
                                                     December 31, 1997      June 30, 1998
                                                     -----------------    ----------------
          Employee compensation and benefits               871,000             214,000
                                                     =================    ================

         (d) To record the effect on weighted average shares outstanding related to the issuance on June 12, 1998 of 1,500,000 shares of JWGenesis common stock used to acquire a 100% interest in Genesis.

               DESCRIPTION OF CAPITAL STOCK OF JWGENESIS

     The JWGenesis Articles of Incorporation provide that the authorized capital stock of JWGenesis consists of 30,000,000 shares of common stock, par value $.001 per share (which are the JWGenesis Shares), and 5,000,000 shares of preferred stock, par value $.10 per share. As of August 12, 1998, there were 5,306,622 JWGenesis Shares and no shares of preferred stock issued and outstanding. The following summary of JWGenesis capital stock does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of JWGenesis that are incorporated by reference in the Registration Statement of which this Prospectus forms a part, and the applicable provisions of the Florida Business Corporation Act (the "FBCA").


COMMON STOCK


     Holders of JWGenesis Shares are entitled to one vote for the election of directors and all other matters to be voted on by the shareholders. Holders of JWGenesis Shares do not have cumulative voting rights; therefore the holders of a majority of the JWGenesis Shares voting for the election of directors may elect all nominees standing for election as JWGenesis directors. Subject to the rights of holders of preferred stock, holders of JWGenesis Shares are entitled to receive such dividends, if any, as may be declared from time to time by JWGenesis by the JWGenesis Board of Directors in its discretion from funds legally available for that use. Subject to the rights of holders of preferred stock, holders of JWGenesis Shares are entitled to share on a pro rata basis in any distribution to shareholders upon liquidation, dissolution, or winding up of JWGenesis. No holder of JWGenesis Shares will have any preemptive right to subscribe for any stock or other security of JWGenesis.


PREFERRED STOCK


     The Board of Directors of JWGenesis, without further action by shareholders, may from time to time authorize the issuance of shares of preferred stock in one or more series and with certain limitations, rights, preferences, qualifications, or restrictions thereon and the number of shares constituting such series and the designation of such series. Satisfaction of any dividend preferences on outstanding preferred stock would reduce the amount of funds available for the payment of dividends on JWGenesis Shares. Holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding up of JWGenesis before any payment is made to the holders of JWGenesis Shares. In addition, under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a change in control of JWGenesis. Although JWGenesis currently has no plans to issue shares of preferred stock, the Board of Directors of JWGenesis, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the rights of holders of JWGenesis Shares.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for JWGenesis Shares is American Stock Transfer & Trust Company, New York, New York.

INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS


     JWGenesis' Articles of Incorporation and Bylaws provide for indemnification of officers and directors to the fullest extent

permitted by Florida law and, to the extent permitted by such law, eliminate, or limit the personal liability of directors to JWGenesis and its shareholders for monetary damages for certain breaches of fiduciary duties. The liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to JWGenesis or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for any improper distribution under the FBCA; or (iv) for any transaction from which the director derived an improper personal benefit. Such indemnification may be available for liabilities arising in connection with the Merger. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or persons controlling JWGenesis pursuant to the foregoing provisions, JWGenesis has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


CERTAIN ANTI-TAKEOVER MATTERS


     No provision of JWGenesis' Articles of Incorporation or Bylaws has been adopted in order to accomplish any anti-takeover objective of the Board of Directors or management. However, certain provisions of the JWGenesis Bylaws and Articles of Incorporation could have the effect of making a hostile, unsolicited offer to take control of JWGenesis more difficult. See " Special Meetings of the Shareholders" and " Shareholder Action Without Meeting", below. Management does not believe that any other provisions of JWGenesis' Bylaws or Articles of Incorporation have such anti-takeover effects, and management does not have any current plans to adopt or propose for adoption any anti-takeover measure in a future proxy solicitation.


SPECIAL MEETINGS OF SHAREHOLDERS


     The JWGenesis Bylaws require a special meeting to be called by the corporation only upon the written request of the holders of shares representing 40% or more of the votes entitled to be cast on each issue proposed to be considered at the special meeting. By requiring a shareholder or a group of shareholders to gain the support of a larger percentage of the holders of shares before the shareholder or group of shareholders can require JWGenesis to call a special meeting, the JWGenesis Bylaw provision could have the effect of making a hostile or unsolicited offer to take control of JWGenesis more difficult. This is because, without the support of the Board of Directors an acquiror would not be able to call a meeting to address all of the shareholders until the requisite support was obtained. On the other hand, requiring a greater percentage of support also helps to ensure that special meetings are not called to address matters that may not be important to a significant number of the shareholders. Shareholder Action Without Meeting

     In its Articles of Incorporation, JWGenesis has elected to opt-out of the FBCA provision that permits any action required or permitted to be taken at an annual or special meeting of shareholders to be taken without a meeting if the action is taken by written consent of not less than the minimum number of votes with respect to each voting group necessary to authorize or take action at a meeting at which all voting groups and shares entitled to vote are present and

voted. Shareholders of JWGenesis may take action without a vote only if the action is taken by unanimous written consent of the holders of the outstanding stock of each voting group entitled to vote thereon.

     Because JWGenesis has public shareholders, this provision will make it impossible, as a practical matter, for actions to be taken by written consent without a meeting of the shareholders. This provision could have the effect of making a hostile or unsolicited offer to take control of JWGenesis more difficult and may discourage the accumulation of substantial blocks of JWGenesis' stock because, at a meeting, opposing groups would have a chance to speak out and voice their concerns. The provision does not limit the actions that the shareholders can take, however it merely limits the way in which the actions may be taken. This provision was adopted because management and the Board of Directors believe that the opportunity for a meeting and a full discussion of matters upon which shareholders may vote is preferable to allowing the holders of 51% of the shares the ability to act unilaterally by written consent.


MATTERS CONSIDERED AT ANNUAL MEETINGS

     The JWGenesis Bylaws specify that the only business that may be conducted at an annual meeting of shareholders shall be business brought before the meeting (i) by or at the direction of the Board of Directors prior to the meeting; (ii) by or at the direction of the Chairman of the Board, the Chief Executive Officer, or the President; or (iii) by a shareholder of the corporation who is entitled to vote with respect to the business and who complies with certain prior notice procedures. The prior notice procedures provide that a shareholder must have given timely notice of the proposed business in writing to the secretary of the corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal offices of the corporation on or before the later to occur of (i) 14 days prior to the annual meeting or (ii) five days after notice of the meeting is provided to the shareholders. A shareholder's notice to the secretary must set forth a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting that business at the meeting; the name, as it appears on the corporation's books, and address of the shareholder proposing the business; the series or class and number of shares of the corporation's capital stock that are beneficially owned by the shareholder; and any material interest of the shareholder in the proposed business. The chairman of the meeting has discretion to declare to the meeting that any business proposed by a shareholder to be considered at the meeting is out of order and that such business shall not be transacted at the meeting if the chairman concludes that the matter has been proposed in a manner inconsistent with the requirements, or the chairman concludes that the subject matter of the proposed business is inappropriate for consideration by the shareholders at the meeting.

                            LEGAL MATTERS

         The validity of the securities offered hereby has been passed upon for JWGenesis by Kilpatrick Stockton LLP, Atlanta, Georgia. That firm has also furnished the tax opinion upon which the discussion in "The Merger Material Federal Income Tax Consequences" is based.

                                EXPERTS

     The Statement of Financial Condition of JWGenesis, as of January 16, 1998, included in this Prospectus has been audited by Price

Waterhouse LLP, now PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and has been included in this Prospectus and the registration statement of which it forms a part in reliance on such report given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of JWCFS included in this Prospectus for the three years ended December 31, 1997 have been audited by PriceWaterhouse LLP, now PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and have been included in this Prospectus and the registration statement of which it forms a part in reliance on such report given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Genesis for the three years ended December 31, 1997 appearing herein have been audited by Lallman, Feltman, Shelton & Peterson, P.A., independent accountants, as indicated in their report with respect thereto, and has been included in this Prospectus and the registration statement of which it forms a part in reliance on such report given on the authority of said firm as experts in auditing and accounting.

                                 INDEX TO FINANCIAL STATEMENTS

JWGENESIS FINANCIAL CORP.
Report of Independent Certified Public Accountants  . . . . . . . . . . . . . . . . . . . . . .    F-2
Statement of Financial Condition as of January 16, 1998 . . . . . . . . . . . . . . . . . . . .    F-3
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-4
Unaudited Consolidated Condensed Statements of Financial Condition at June 30, 1998 and
    December 31, 1997   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-5
Unaudited Consolidated Condensed Statements of Income for the Three Month and
    Six Month Periods Ended June 30, 1998 and 1997  . . . . . . . . . . . . . . . . . . . . . .    F-6
Unaudited Consolidated Condensed Statements of Cash Flows for the Six Month Periods
    Ended June 30, 1998 and 1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-7
Notes to Unaudited Consolidated Condensed Financial Statements  . . . . . . . . . . . . . . . .    F-8

JW CHARLES FINANCIAL SERVICES, INC.*
Report of Independent Certified Public Accountants  . . . . . . . . . . . . . . . . . . . . .     F-11
Consolidated Statements of Financial Condition December 31, 1997 and 1996 . . . . . . . . . .     F-12
Consolidated Statements of Income Years Ended December 31, 1997, 1996 and 1995  . . . . . . .     F-13
Consolidated Statements of Changes in Stockholders' Equity Years Ended
    December 31, 1997, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-14
Consolidated Statements of Cash Flows Years Ended December 31, 1997, 1996 and 1995  . . . . .     F-15
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . .     F-16

GENESIS MERCHANT GROUP SECURITIES, LLC
Independent Auditor's Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-34
Statements of Financial Condition at December 31, 1997 and 1996 . . . . . . . . . . . . . . .     F-35
Statements of Operations for the Year Ended December 31, 1997, 1996, and 1995 . . . . . . . .     F-36
Statements of Changes in Members' Capital for the Year Ended Dec. 31, 1997, 1996, 1995  . . .     F-37
Statements of Cash Flows for the Year Ended December 31, 1997, 1996, and 1995 . . . . . . . .     F-38
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-39


-----------------------------
* As a result of a statutory share exchange effected on June 12, 1998, JWGenesis Financial Corp. ("JWGenesis") acquired and succeeded to the business and operations of JW Charles Financial Services, Inc. ("JWCFS"). Although that transaction is accounted for as a purchase and not as a pooling of interests, JWGenesis has presented and discussed in this Prospectus the information contained in the financial statements of JWCFS as historical financial information of JWGenesis.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholder of JWGenesis Financial Corp.


In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JWGenesis Financial Corp. (a wholly-owned subsidiary of JW Charles Financial Services, Inc.) at January 16, 1998 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion express above.



PRICE WATERHOUSE LLP
Tampa, Florida
April 16, 1998

                         JW GENESIS FINANCIAL CORP.
             STATEMENT OF FINANCIAL CONDITION AS OF JANUARY 16, 1998


ASSETS
TOTAL ................................................................................        $      0
                                                                                              ========
LIABILITIES AND STOCKHOLDER'S EQUITY
STOCKHOLDER'S EQUITY:.................................................................
Preferred stock $.01 par value -- authorized 5,000,000 shares; none
   issued or outstanding .............................................................         $   --
Common Stock $.001 par value -- authorized 30,000 shares; 1,000 shares
   issued and outstanding ............................................................               1
Additional paid-in capital............................................................             999
Less subscriptions receivable from parent company ....................................          (1,000)
                                                                                              --------

Total stockholder's equity ...........................................................               0
                                                                                              --------

TOTAL ................................................................................        $      0
                                                                                              ========



The accompanying notes to financial statement are an integral part of this financial statement.

                              JWGENESIS FINANCIAL CORP.
                             NOTES TO FINANCIAL STATEMENTS


1.    NATURE OF BUSINESS

OPERATIONS

     JWGenesis Financial Corp. ("JWGenesis" and the "Company") was incorporated in the State of Florida on January 16, 1998 and is a wholly-owned subsidiary of JW Charles Financial Services, Inc. ("JWCFS"). JWGenesis was formed for the purpose of becoming the parent company of JWCFS and Genesis Merchant Group Securities, LLC ("Genesis") as a result of a proposed business combination as discussed below.

SUBSEQUENT EVENT

     On March 9, 1998, JWCFS executed an Amended and Restated Plan of Combination (the "Combination Agreement") between JWCFS, Genesis and the owners of all of the outstanding equity interests in Genesis (the "Genesis membership Interests") and JWGenesis. Genesis is a San Francisco-based investment banking firm with special expertise in institutional research, sales and trading, corporate finance and brokerage processing services.

     The Combination Agreement contemplates, among other things, that (i) JWGenesis will acquire the outstanding shares of JWCFS Common Stock, on a one-for-one basis, with the result that JWCFS will become a wholly-owned subsidiary of JWGenesis and each issued and outstanding share of JWCFS will be exchanged for and become the right to receive one share of JWGenesis Common Stock and (ii) Genesis members holding at least 90% of the Genesis Membership Interests will exchange such interest for up to 1,500,000 shares of JWGenesis Common Stock with the result that Genesis will become at least a 90% owned limited liability company of JW Genesis.

     The Combination, which will be accounted for as a purchase, is expected to be completed during 1998 and is subject to approval by the shareholders of JWCFS as well as other customary conditions of closing.

                                      JWGENESIS FINANCIAL CORP. AND SUBSIDIARIES
                               CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                                        June 30,         December 31,
                                                                                          1998              1997(*)
                                                                                     --------------------------------
                                                                                      (Unaudited)
ASSETS
------
Cash and cash equivalents                                                            $   14,564,000     $  11,512,000
Receivable from customers, net                                                          132,488,000       107,507,000
Receivable from brokers and dealers                                                       7,407,000         5,248,000
Securities owned, at market value                                                        11,421,000         9,010,000
Cost in excess of the value of net assets acquired                                       12,911,000
Furniture, equipment and leasehold improvements, net of accumulated
    depreciation and amortization of $1,654,000 and $1,433,000                            3,150,000         1,742,000
Deferred tax asset                                                                        1,648,000         1,621,000
Other, net                                                                                5,538,000         4,092,000
                                                                                     --------------------------------
                                                                                     $  189,127,000     $ 140,732,000
                                                                                     ================================
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Liabilities:
Short-term borrowings from banks                                                     $   47,257,000     $  29,423,000
Accounts payable, accrued expenses and other liabilities                                 12,666,000        12,043,000
Payable to customers                                                                     19,042,000        35,055,000
Payable to brokers and dealers                                                           61,894,000        32,975,000
Securities sold, not yet purchased, at market value                                         700,000           567,000
Lines of credit                                                                           3,000,000           890,000
Notes payable to affiliates                                                                       -         5,113,000
Income taxes payable                                                                        955,000                 -
                                                                                     --------------------------------
                                                                                        145,514,000       116,066,000
                                                                                     --------------------------------
 Commitments and contingencies

Stockholders' equity:
Preferred stock, $.001 par value - authorized 5,000,000 shares;
  no shares issued or outstanding                                                                 -                 -
Common stock, $.001 par value - authorized 9,056,000 shares; issued
  and outstanding 5,306,622 and 3,690,743                                                     5,000             4,000
Additional paid-in capital                                                               20,167,000         4,018,000
Retained earnings                                                                        23,448,000        20,651,000
Treasury stock, at cost, 900 shares                                                         (7,000)            (7,000)
                                                                                     --------------------------------
Total stockholders' equity                                                              43,613,000         24,666,000
                                                                                     --------------------------------
                                                                                     $ 189,127,000      $ 140,732,000
                                                                                     =================================

     * - Derived from audited financial statements contained in JW Charles Financial Services, Inc. Annual Report on Form
     10-K/A for the fiscal year ended December 31, 1997. See Note 2.

       (The accompanying Notes to Consolidated Condensed Financial Statements
                  are an integral part of these financial statements.)


                                    JWGENESIS FINANCIAL CORP. AND SUBSIDIARIES
                                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                                   (Unaudited)

                                                   Three Months Ended June 30,           Six Months Ended June 30,
                                                  ----------------------------       ------------------------------
                                                      1998            1997                1998             1997
                                                  ----------------------------       ------------------------------
REVENUES:
Commissions                                       $ 14,052,000    $ 10,528,000       $  27,181,000    $  22,066,000
Market making and principal transactions, net        5,618,000       5,399,000          10,486,000       10,045,000
Interest                                             3,818,000       2,781,000           6,980,000        5,115,000
Clearing fees                                        2,642,000       2,573,000           4,461,000        4,381,000
Other                                                  738,000         724,000           2,033,000        2,530,000
                                                  ----------------------------       ------------------------------
                                                    26,868,000      22,005,000          51,141,000       44,137,000
                                                  ----------------------------       ------------------------------
EXPENSES:
Commissions and clearing costs                      13,782,000      10,927,000          26,457,000       22,485,000
Employee compensation and benefits                   4,437,000       4,114,000           8,885,000        8,269,000
Selling, general and administrative                  4,277,000       4,056,000           8,130,000        7,905,000
Interest                                             1,458,000       1,077,000           2,713,000        2,062,000
                                                  ----------------------------       ------------------------------
                                                    23,954,000      20,174,000          46,185,000       40,721,000
                                                  ----------------------------       ------------------------------
Income before income taxes                           2,914,000       1,831,000           4,956,000        3,416,000
Provision for income taxes                           1,138,000         622,000           1,910,000        1,195,000
                                                  ----------------------------       ------------------------------
Net income                                        $  1,776,000    $  1,209,000       $   3,046,000    $   2,221,000
                                                  ============================       ==============================

Earnings per common share:
Basic                                                   $  .43          $  .37              $  .78           $  .68
                                                  ============================       ==============================
Diluted                                                 $  .38          $  .32              $  .67           $  .58
                                                  ============================       ==============================
Weighted average common shares outstanding:
Basic                                                4,090,801       3,307,780           3,918,753        3,288,978
                                                  ============================       ==============================
Diluted                                              4,646,906       3,813,625           4,519,065        3,820,255
                                                  ============================       ==============================

       (The accompanying Notes to Consolidated Condensed Financial Statements
                   are an integral part of these financial statements.)

                                   JWGENESIS FINANCIAL CORP. AND SUBSIDIARIES
                                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                                    (Unaudited)

                                                                                        Six Months Ended June 30,
                                                                                   ------------------------------
                                                                                        1998               1997
                                                                                   ------------------------------
OPERATING ACTIVITIES                                                               $  3,047,000      $   2,221,000
Net income
Adjustments to reconcile net income to net cash
       used by operating activities:
    Depreciation and amortization                                                       241,000            158,000
 Change in assets and liabilities, net of effect of acquisition:
    Receivable from customers                                                       (24,981,000)        10,225,000
    Receivable from brokers and dealers                                                 994,000         (3,962,000)
    Securities owned                                                                 (2,382,000)        (1,752,000)
    Deferred tax asset                                                                  (27,000)           (10,000)
    Other assets                                                                     (1,667,000)          (483,000)
    Accounts payable, accrued expenses and other liabilities                         (1,972,000)           626,000
    Payable to customers                                                            (16,013,000)       (22,672,000)
    Payable to brokers and dealers                                                    28,527,000        13,282,000
    Securities sold, not yet purchased                                                   133,000         2,393,000
    Income taxes payable                                                                 955,000           183,000
                                                                                   -------------------------------
Net cash (used in) provided by operating activities                                 (13,145,000)           209,000
                                                                                   -------------------------------
INVESTING ACTIVITIES
Purchases of furniture, equipment and leasehold improvements                           (521,000)          (435,000)
                                                                                   -------------------------------
FINANCING ACTIVITIES
Change in short-term borrowings from banks                                           17,834,000          4,369,000
Change in notes payable to affiliate                                                 (5,113,000)        (3,012,000)
Change in lines of credit                                                             2,110,000                  -
Issuance of common stock                                                                400,000                  -
                                                                                   -------------------------------
Net cash provided by financing activities                                            15,231,000          1,357,000
                                                                                   -------------------------------
Net increase in cash and cash equivalents                                             1,565,000          1,131,000
Cash and cash equivalents at beginning of period                                     12,999,000         11,836,000
                                                                                   -------------------------------
Cash and cash equivalents at end of period                                         $ 14,564,000    $    12,967,000
                                                                                   ===============================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for income taxes                                       $    954,000     $      964,000
                                                                                   ===============================

Cash paid during the period for interest                                           $  2,713,000     $    2,062,000
                                                                                   ===============================
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On June 12, 1998, the Company issued 1,500,000 shares of common stock in connection with its acquisition of Genesis
   Merchant Group Securities, LLC (Note 5).

       (The accompanying Notes to Consolidated Condensed Financial Statements are an integral part of these financial statements.)

           JWGENESIS FINANCIAL CORP. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                           (Unaudited)

1. BASIS OF PRESENTATION

As discussed elsewhere in this Report, on June 12, 1998, JWGenesis Financial Corp. (the "Company") consummated a series of transactions (the "Combination") in which it (i) acquired
Genesis Merchant Group Securities LLC ("Genesis") through the issuance of 1,500,000 shares of its authorized but unissued common stock and (ii) acquired JW Charles Financial Services, Inc. ("JWCFS") pursuant to an exchange offer of one share of its common stock for each outstanding share of JWCFS common stock and each of Genesis and JWCFS became wholly owned subsidiaries of the Company. As a result of the Combination, the Company has now succeeded to the business and operations of JWCFS and Genesis. The information in the Financial Section of this Report relating to periods prior to June 12, 1998 is derived solely from information and financial statements of JWCFS and, except as otherwise expressly indicated, relates to matters prior to the Combination.

The interim financial information included herein is unaudited;
however, such information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the periods indicated.

The accompanying consolidated condensed financial statements include the accounts of the Company and its subsidiaries. Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These consolidated condensed financial statements should be read in conjunction with the consolidated condensed financial statements and related notes contained in the JWCFS 1997 Annual Report on Form 10-K/A.

Because of seasonal and other factors, the results of operations for the three month and six month periods ended June 30, 1998 are not necessarily indicative of the results of operations to be expected for the fiscal year ending December 31, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
----------------------

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries which are: JWCFS, Corporate Securities Group, Inc. ("CSG"), JW Charles Securities, Inc. ("JWC Securities"), JW Charles Clearing Corp. ("JWC Clearing"), CMG Capital Corp. ("CMGCC"), First Investors Life Agency, Inc. ("FILA"), DMG Securities, Inc. ("DMG") and Discount Securities Group, Inc. ("DSG"). In addition, the accompanying consolidated financial statements include the accounts of Genesis (effective
June 12, 1998) (See Note 5, "Acquisitions") and The Americas Growth Fund, Inc. ("AGRO") (effective September 22, 1997) (See Note 5, "Acquisitions"). All significant intercompany transactions have been eliminated in consolidation.

Reclassifications
-----------------

Certain amounts in the prior period's consolidated condensed financial statements have been reclassified to conform to the current period's presentation. These reclassifications are not material to the consolidated condensed financial statements.

3. CONTINGENCIES

The Company is involved in various claims and possible actions arising out of the normal course of its business. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of the Company, based on knowledge of facts and advice of counsel, that the resolution of such actions will not have a material adverse effect on the Company's financial condition and results of operations.

4. NET CAPITAL

The broker-dealer subsidiaries of the Company are subject to the requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires that aggregate indebtedness, as defined, not exceed fifteen times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which, if elected, requires that net capital be equal to the greater of $250,000 or two percent of aggregate debit items computed in applying the formula for determination of reserve requirements. The New York Stock Exchange, Inc. ("NYSE") may require a member organization to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business if its net capital is less than five percent of aggregate debit items. At June 30, 1998, the net capital positions of the Company's broker-dealer subsidiaries were as follows:

JWC Clearing (alternative method elected):
     Net capital as a percent of aggregate debit items            8.46
     Net capital                                           $11,963,000
     Required net capital                                   $2,828,000


CSG:
     Ratio of aggregate indebtedness to net capital               1.97
     Net capital                                            $1,908,000
     Required net capital                                     $250,000

JWC Securities:
     Ratio of aggregate indebtedness to net capital               2.32
     Net capital                                            $1,496,000
     Required net capital                                     $250,000

Genesis:
     Ratio of aggregate indebtedness to net capital                .68
     Net capital                                            $2,514,000
     Required net capital                                     $250,000

DMG:
     Ratio of aggregate indebtedness to net capital                .50
     Net capital                                              $413,000
     Required net capital                                     $100,000

5. ACQUISITIONS

On June 12, 1998, the Company completed the acquisition of Genesis a San Francisco-based investment banking firm with special expertise in institutional sales and trading, research, brokerage processing and corporate finance. The acquisition
(which was accounted for under the purchase method) was accomplished by the Company though the issuance of 1,500,000 shares of its authorized but unissued common stock in exchange for a 100% ownership in Genesis. The purchase price of $16,600,000 exceeded the fair value of net assets acquired by approximately $12,911,000, which is being amortized on a straight-line basis over 20 years.
The results of operations of Genesis are included in the accompanying financial statements from the date of acquisition.

The following unaudited pro forma financial information presents the Company's results of operations as though Genesis had been acquired as of the beginning of each of the six month periods ended June 30, 1998 and 1997:

                                                                     Six Months Ended
                                                                   June 30, (Unaudited)
                                                              ---------------------------
                                                                   1998           1997
                                                                   ----           ----
           Revenues                                           $ 63,505,000   $ 58,517,000
           Net income                                         $  3,326,000   $  2,382,000

           Earnings per common share:
           Basic                                                    $  .63         $  .50
           Diluted                                                  $  .57         $  .45

The pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition of Genesis had been completed as of the beginning of each of the fiscal period presented, nor are they necessarily indicative of future consolidated results.

On September 22, 1997, JWCFS completed its exchange tender offer (the "Exchange Offer") for all (but not less than 51%) of the outstanding shares of common stock of AGRO not already owned by the Company. Prior to the commencement of the Exchange Offer, the Company owned 26% of the outstanding shares of common stock of AGRO. A total of approximately 823,000 shares of AGRO common stock, representing approximately 65% of the outstanding shares of AGRO common stock, were tendered pursuant to the Exchange
Offer. All shares of AGRO common stock tendered were accepted for exchange by the Company according to the terms of the Exchange Offer on the basis of .431 shares of the Company's common stock for each share of AGRO, resulting in the issuance by JWCFS of 354,851 shares of its authorized but unissued common stock. The tendered shares together with the shares already owned by JWCFS represent approximately 91% of the outstanding shares of AGRO common stock, with the remaining 9% of AGRO shares held by minority shareholders (the "AGRO"). The AGRO acquisition was accounted for under the purchase method of accounting. The Company has consolidated the accounts of AGRO in the accompanying financial statements effective as of September 22, 1997. The AGRO Minority
Shareholders' interests in these accounts is reflected as accounts payable, accrued expenses and other liabilities in the accompanying financial statements.

        Report of Independent Certified Public Accountants


To the Board of Directors and Stockholders of JW Charles Financial Services, Inc.


In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of JW Charles Financial Services, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICE WATERHOUSE LLP
Tampa, Florida
March 5, 1998

JW Charles Financial Services, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
===========================================================================

                                                                                          December 31,
                                                                                     1997               1996
                                                                                     -----------------------
   ASSETS
Cash and cash equivalents                                                    $   11,512,000     $   11,836,000
Commissions and other receivables from clearing brokers                             716,000          2,203,000
Receivable from customers, net of allowance for
  doubtful accounts of $546,000 and $421,000                                    107,507,000         98,610,000
Receivable from brokers and dealers                                               4,532,000          3,689,000
Securities owned, at market value                                                 9,010,000          5,308,000
Furniture, equipment and leasehold improvements, net
  of accumulated depreciation and amortization of
  $1,433,000 and $1,162,000                                                       1,742,000          1,194,000
Income taxes receivable                                                             294,000                  -
Deferred tax asset                                                                1,621,000          1,719,000
Other, net of allowance for doubtful accounts
  of $900,000 and $608,000                                                        3,798,000          2,772,000
                                                                             --------------     --------------
                                                                             $  140,732,000     $  127,331,000
                                                                             ==============     ==============

   LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Short-term borrowings from banks                                          $   29,423,000     $   17,375,000
   Accounts payable, accrued expenses and other liabilities                      12,043,000         10,441,000
   Payable to customers                                                          35,055,000         50,898,000
   Payable to brokers and dealers                                                32,975,000         24,136,000
   Securities sold, not yet purchased, at market value                              567,000            450,000
   Line of credit                                                                   890,000                  -
   Notes payable to affiliates (Notes 7 and 15)                                   5,113,000          8,625,000
   Income taxes payable                                                                   -             34,000
                                                                             --------------     --------------
                                                                                116,066,000        111,959,000
                                                                             --------------     --------------
Commitments and contingencies (Note 9)

Stockholders' equity:
   Preferred stock $.001 par value--authorized 5,000,000
    shares; no shares issued or outstanding                                               -                  -
   Common stock $.001 par value-authorized 9,056,000
    shares; issued and outstanding 3,690,743 and 3,230,436
    shares at December 31, 1997 and 1996, respectively                                4,000              3,000
   Additional paid-in capital                                                     4,018,000            821,000
   Retained earnings                                                             20,651,000         14,548,000
   Treasury stock, at cost, 900 shares in 1997 and 0 shares in 1996                  (7,000)                 -
                                                                             --------------     --------------
         Total stockholders' equity                                             24,666,000          15,372,000
                                                                             --------------     --------------
                                                                             $ 140,732,000      $  127,331,000
                                                                             =============      ==============

  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

JW Charles Financial Services, Inc. and Subsidiaries

Consolidated Statements of Income
===========================================================================

                                                           Year ended December 31,
                                               --------------------------------------------------
                                                     1997              1996             1995
                                               --------------------------------------------------
Revenues:
   Commissions                                 $  49,907,000     $  42,945,000     $   40,566,000
   Market making and principal
     transactions, net                            20,836,000        24,315,000         18,604,000
   Interest                                       11,363,000         9,625,000          7,279,000
   Clearing fees                                  12,338,000        11,463,000         10,176,000
   Other                                           2,738,000         2,672,000          3,416,000
                                               -------------     -------------     --------------
                                                  97,182,000        91,020,000         80,041,000
                                               -------------     -------------     --------------
Expenses:
   Commissions and clearing costs                 51,238,000        47,229,000         42,160,000
   Employee compensation and benefits             16,278,000        14,911,000         13,820,000
   Occupancy and equipment rental                  5,180,000         4,520,000          4,206,000
   Communications                                  3,361,000         3,809,000          3,867,000
   General and administrative                      6,946,000         8,431,000          6,647,000
   Interest                                        4,387,000         3,888,000          3,054,000
                                               -------------     -------------     --------------
                                                  87,390,000        82,788,000         73,754,000
                                               -------------     -------------     --------------

Income before income taxes                         9,792,000         8,232,000          6,287,000
Provision for income taxes                         3,689,000         2,207,000          2,477,000
                                               -------------     -------------     --------------
Net income                                     $   6,103,000     $   6,025,000     $    3,810,000
                                               =============     =============     ==============

Net income per common share:
Basic                                          $        1.77     $        1.42     $          .65
                                               -------------     -------------     --------------
Diluted                                        $        1.50     $        1.26     $          .64
                                               -------------     -------------     --------------
Weighted average common shares:
Basic                                             3,443,141          4,245,895          5,862,296
                                               ------------      -------------     --------------
Diluted                                           4,069,594          4,783,582          5,999,767
                                               ------------      -------------     --------------

  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

JW Charles Financial Services, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
===========================================================================


                                                                         Additional                                    Total
                                        Preferred Stock   Common Stock     Paid-In    Retained      Treasury Stock  Stockholders'
                                      Shares    Amount   Shares    Amount   Capital   Earnings     Shares    Amount   Equity
                                      -------------------------------------------------------------------------------------------
Balance at December 31, 1994          700,000  $ 1,000  5,861,097 $ 6,000 $1,076,000 $11,676,000       -    $    -   $ 12,759,000
  Issuance of common stock upon
   exercise of stock options               -         -      2,250      -       3,000           -       -         -          3,000
  Reinstatement of forfeited
    common stock                           -         -      8,775      -           -           -       -         -              -
  Net income                               -         -          -      -           -    3,810,000      -         -      3,810,000
  Redemption of preferred stock      (700,000)  (1,000)         -      -           -           -       -         -         (1,000)
  Reclassification of mandatorily
    redeemable common stock                -         -          -      -     (317,000) (5,661,000)     -         -     (5,978,000)
 Accretion of mandatorily
    redeemable common stock                -         -          -      -           -   (1,035,000)     -         -     (1,035,000)
                                     --------  -------- ---------  ------    -------- -----------    -----    -----    ----------

Balance at December 31, 1995               -         -  5,872,122   6,000     762,000   8,790,000      -         -      9,558,000

  Issuance of common stock upon
    exercise of stock options              -         -    232,087       -      56,000           -      -         -         56,000
  Net income                               -         -          -       -           -   6,025,000      -         -      6,025,000
  Purchase of mandatorily
    redeemable common stock                -         - (2,873,773) (3,000)      3,000           -      -         -              -

  Accretion of mandatorily
    redeemable common stock                -         -          -       -           -    (267,000)     -         -        (267,000)
                                     --------  -------- ---------  ------    -------- -----------    -----    -----    -----------

Balance at December 31, 1996               -         -  3,230,436   3,000     821,000  14,548,000      -         -      15,372,000

  Issuance of common stock upon
   exercise of stock options               -         -    105,456       -      37,000           -      -         -          37,000
  Issuance of common stock for
   AGRO acquisition                        -         -    354,851   1,000   2,927,000           -      -         -       2,928,000
  Net income                               -         -          -       -           -   6,103,000      -         -       6,103,000
  Purchase of treasury shares              -         -          -       -           -           -   (900)   (7,000)         (7,000)
  Tax benefit related to non-
   qualified option exercise               -         -          -       -     233,000           -      -         -         233,000
                                     --------  -------- ---------  ------  ---------- -----------   ----   -------    ------------
Balance at December 31, 1997               -   $     -  3,690,743  $4,000  $4,018,000 $20,651,000   (900)  $(7,000)   $ 24,666,000
                                     ========  =======  =========  ======  ========== ===========   ====   =======    ============

  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

JW Charles Financial Services, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
===========================================================================

                                                                                             Year ended December 31,
                                                                                       1997          1996           1995
                                                                                 ------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                    $  6,103,000   $  6,025,000   $  3,810,000
   Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
         Depreciation and amortization on furniture,
          equipment and leasehold improvements                                        335,000        264,000        246,000
         Amortization of other assets                                                  95,000        535,000        668,000
         (Gain) loss on disposal of furniture, equipment and
          leasehold improvements                                                       (3,000)         7,000              -
         Provision for doubtful accounts                                                    -              -        679,000
         Change in assets and liabilities, net of effect from acquisition:
            Commissions and other receivables from clearing brokers                 1,487,000        547,000        150,000
            Receivable from customers                                              (8,897,000)   (17,172,000)   (31,984,000)
            Receivable from brokers and dealers                                      (843,000)     2,063,000        232,000
            Securities owned                                                         (335,000)     6,178,000       (148,000)
            Income taxes receivable                                                  (294,000)             -              -
            Deferred tax asset                                                         98,000       (708,000)      (651,000)
            Other assets                                                           (1,121,000)      (380,000)     1,513,000
            Accounts payable, accrued expenses and other liabilities                1,163,000      1,530,000      2,331,000
            Payable to customers                                                  (15,843,000)    19,547,000      1,063,000
            Payable to brokers and dealers                                          8,839,000      1,926,000      6,055,000
            Securities sold, net yet purchased                                        117,000     (3,624,000)      (874,000)
            Income taxes payable                                                      (34,000)      (425,000)       459,000
                                                                                -------------   ------------   ------------
               Net cash (used in) provided by operating activities                 (9,133,000)    16,313,000    (16,451,000)
                                                                                -------------   ------------   ------------

INVESTING ACTIVITIES
   Purchases of furniture, equipment and leasehold improvements                      (886,000)      (312,000)      (529,000)
   Proceeds from disposal of furniture, equipment and leasehold improvements            6,000        100,000         24,000
                                                                                -------------   ------------   ------------
               Net cash used by investing activities                                 (880,000)      (212,000)      (505,000)
                                                                                -------------   ------------   ------------

FINANCING ACTIVITIES
   Change in short-term borrowings from banks                                     12,048,000     (10,763,000)    21,811,000
   Change in line of credit                                                          890,000               -              -
   Change in notes payable to affiliate                                           (3,512,000)     (1,000,000)    (1,661,000)
   Repurchase of mandatorily redeemable common stock                                       -      (1,155,000)             -
   Issuance of common stock                                                          270,000          56,000          3,000
   Cash flow distributions and redemptions of preferred stock                              -               -         (1,000)
   Purchase of treasury stock, at cost                                                (7,000)              -              -
                                                                                ------------    ------------   ------------
               Net cash provided (used) by financing activities                    9,689,000     (12,862,000)    20,152,000
                                                                                ------------    ------------   ------------
Net (decrease) increase in cash and cash equivalents                                (324,000)      3,239,000      3,196,000
Cash and cash equivalents at beginning of year                                    11,836,000       8,597,000      5,401,000
                                                                                ------------    ------------   ------------
Cash and cash equivalents at end of year                                        $ 11,512,000    $ 11,836,000   $  8,597,000
                                                                                ============    ============   ============


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the year for:
      Interest                                                                  $  3,619,000    $  3,814,000   $  2,885,000
                                                                                ============    ============   ============
      Income taxes                                                              $  3,611,000    $  3,886,000   $  2,404,000
                                                                                ============    ============   ============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
During fiscal 1995, the Company reinstated 8,755 shares of common stock originally forfeited in fiscal 1992.
During fiscal 1996, the Company redeemed mandatorily redeemable common stock in the amount of $6,125,000 by using an unsecured promissory note payable to an affiliate for an equal amount.
During fiscal 1997 and 1996, respectively, the Company issued 112,500 and 277,500 shares of common stock relating to options exercised for which the consideration received was 38,156 and 86,288 shares of common stock, respectively.
On September 22, 1997, the Company issued 354,851 shares of common stock in connection with the acquisition of The Americas
  Growth Fund, Inc. (Note 18)


  The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING PROCEDURES:

   OPERATIONS

   JW Charles Financial Services, Inc. ("JWCFS" and the "Company"), formerly Corporate Management Group, Inc., was incorporated in the State of Florida on December 19, 1983, and through its subsidiaries is primarily engaged in the securities brokerage and investment banking business.

   BASIS OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of JW Charles Financial Services, Inc. and its subsidiaries, Corporate Securities Group, Inc. ("CSG"), JW Charles Securities, Inc. ("JWC Securities"), JW Charles Clearing Corp. ("JWC Clearing"), CMG Capital Corp., First Investors Life Agency, Inc., DMG Securities, Inc. ("DMG"), Discount Securities Group, Inc., and The Americas Growth Fund, Inc. ("AGRO"). All consolidated subsidiaries are 100% owned by the Company except for AGRO, which is 91% owned (see Note 18). JWCFS does not have any significant assets or liabilities other than investments in subsidiaries and notes payable to affiliates. JWCFS functions principally as a holding company and, therefore, it does not have any operations that are material to the consolidated financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation.

   MANAGEMENT ESTIMATES AND ASSUMPTIONS

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

   Securities owned, which are readily marketable and securities sold, not yet purchased are recorded at market value. Securities sold, not yet purchased represent obligations to the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned, which are not readily marketable, are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

   Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization on furniture, equipment and leasehold improvements is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   TRANSACTION REPORTING

   Securities transactions and the related revenues and expenses are recorded in the accounts on trade date. Clearing fees include service charges, execution fees and commissions on order flow.

   EARNINGS PER COMMON SHARE

   Earnings per common share are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), effective for 1997. SFAS 128 requires the Company to report both basic earnings per common share, which is based on the weighted average number of common shares outstanding, and diluted earnings per common share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. Earnings available for common stockholders has been reduced by the amount of mandatory preferred stock dividends, if any (see Note 13), but has not been reduced by the amount of accretion of mandatorily redeemable common stock (see Note 15). Stock repurchasable pursuant to the mandatorily redeemable common stock agreement is included in the weighted average number of common shares outstanding until redeemed. All prior years' earnings per share data in this report have been recalculated to reflect the provisions of SFAS 128 (see Note 17).

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents consist of cash, including cash in banks and money market funds.

   STOCK-BASED COMPENSATION

   The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") during 1996. Upon adoption of SFAS 123, the Company has retained the intrinsic value method of accounting for stock-based compensation and has disclosed pro forma net income and earnings per common share amounts.

   INCOME TAXES

   The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   RECLASSIFICATIONS

   Certain amounts from prior years have been reclassified to conform to the current year presentation. These reclassifications are not material to the consolidated financial statements.

2. CLEARING AGREEMENTS:

   CSG, JWC Clearing and JWC Securities have clearing agreements with an unaffiliated clearing broker. Under such agreements, the clearing broker provides CSG, JWC Clearing and JWC Securities with certain back-office support and clearing services on all principal exchanges. In order to facilitate transactions with this unaffiliated clearing broker, CSG, JWC Clearing and JWC Securities maintain cash balances of approximately $300,000 which earn interest at a rate equal to 1% above the rate customarily paid on credit balances to the clients of the clearing broker. The $300,000 is included in commissions and other receivables from clearing brokers on the accompanying consolidated statements of financial condition.
   Credit losses could arise should the clearing broker fail to perform. The Company does not require collateral.

3.   RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS:

   Amounts receivable from and payable to brokers and dealers consist of the following:

                                                                          December 31,
                                                                     1997             1996
                                                                     ----             ----
Receivable:
   Securities failed to deliver                                 $   680,000     $   780,000
   Deposits on securities borrowed                                3,642,000       2,347,000
   Other amounts due from brokers and dealers                       210,000         562,000
                                                                -----------     -----------
                                                                $ 4,532,000     $ 3,689,000
                                                                ===========     ===========
Payable:
   Securities failed to receive                                 $   805,000     $   776,000
   Deposits on securities loaned                                 27,622,000      18,049,000
   Other amounts due to brokers and dealers                       4,548,000       5,311,000
                                                                -----------     -----------
                                                                $32,975,000     $24,136,000
                                                                ===========     ===========

   Deposits on securities borrowed and securities loaned represent cash on deposit with or received from other brokers and dealers relating to securities borrowed and securities loaned transactions, respectively. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

   Receivable from and payable to customers arise from cash and margin transactions executed by the Company on the customer's behalf.
   Receivables are collateralized by securities owned by customers. Such collateral is not reflected in the accompanying consolidated statements of financial condition.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

   Securities owned and securities sold, not yet purchased consist of securities, at market value, as follows:


                                                                          December 31,
                                                                     1997           1996
                                                                     ----           ----
Securities owned:
   U.S. Government obligations                                  $ 4,224,000     $ 1,057,000
   Certificates of deposit                                           86,000               -
   State and municipal government obligations                     2,054,000       1,837,000
   Corporate obligations                                          1,064,000         510,000
   Corporate stocks                                                 751,000       1,243,000
   Non-marketable                                                   546,000         416,000
   Other                                                            285,000         245,000
                                                                -----------     -----------
                                                                $ 9,010,000     $ 5,308,000
                                                                ===========     ===========

Securities sold, not yet purchased:
   U.S. Government obligations                                  $    83,000     $    85,000
   Certificates of deposit                                          101,000               -
   State and municipal government obligations                        62,000          99,000
   Corporate stocks                                                 146,000         171,000
   Other                                                            175,000          95,000
                                                                -----------     -----------
                                                                $   567,000     $   450,000
                                                                ===========     ===========

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

6. SHORT-TERM BORROWINGS FROM BANKS:

   Borrowings under the Company's financing agreement with a bank bear interest based upon the federal funds rate, are restricted to a percentage of the market value of the related collateral securities, and are due on demand. At December 31, 1997, 1996 and 1995 approximately $29,423,000, $17,375,000, and $28,138,000, respectively, were outstanding under this arrangement. The market value of the collateral relating to this arrangement was approximately $40,000,000 $20,000,000 and $50,000,000 at December 31, 1997, 1996 and 1995,
   respectively, including customer margin account securities of approximately $37,000,000, $9,000,000, and $40,000,000, respectively.
   The maximum and average amounts outstanding during the year ended December 31, 1997 were approximately $39,000,000, $28,000,000 , respectively ($38,000,000 and $22,000,000, respectively, for the year ended December 31, 1996, and $28,000,000 and $12,000,000, respectively, for the year ended December 31, 1995). The average interest rates during the same periods were 6.8%, 6.3%, and 6.8%, respectively.

7. NOTES PAYABLE TO AFFILIATE:

   On May 24, 1993, the Company issued a $2,500,000 unsecured promissory note to Gilman Securities Corporation ("Gilman"), an affiliate of a principal stockholder of the Company, and on March 31, 1994, the Company issued a second $2,500,000 unsecured promissory note to Gilman (collectively, the "Note"). The Note bears interest at the per annum rate of 1% above the prime rate of Morgan Guaranty & Trust Company (8.5% at December 31, 1994). On May 15, 1995, the Company and Gilman amended the terms of the Note. The amended Note provided for a principal payment of $1,000,000 in May 1995 and quarterly principal payments beginning July 15, 1995. Interest is payable quarterly at the per annum rate of 10%. Under the terms of the amended Note, the Company is restricted from entering into new commitments or borrowings, outside of the ordinary course of business, over specified amounts. At December 31, 1997 and 1996, $1,500,000 and $2,500,000,
   respectively, was outstanding under the Note and is included in notes payable to affiliates on the accompanying consolidated statements of financial condition. Aggregate annual future payments due on the Note are as follows:

                      1998        $1,000,000
                      1999           500,000
                                  ----------
                                   1,500,000
                                 ===========

   The Company recorded interest expense of approximately $628,000, $637,000 and $420,000 for the years ended December 31, 1997, 1996 and 1995, respectively, related to notes payable to affiliates.

8.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

   Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the consolidated statements of financial condition.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   The Company's securities owned, which are readily marketable, and securities sold, not yet purchased are carried at market value.

   Management estimates that the aggregate net fair value of other financial instruments recognized on the consolidated statements of financial condition (including cash and cash equivalents, receivables and payables, and short-term borrowings) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

9.   COMMITMENTS AND CONTINGENCIES:

   In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 1997, 1996 and 1995.

   The Company leases its operations headquarters, branch offices and certain equipment under operating leases that generally allow for renewal and are in effect for various terms through 2003. Lease expense with respect to operating leases for the years ended December 31, 1997, 1996 and 1995 approximated $1,650,000, $1,448,000 and
   $1,559,000, respectively.

   Based upon long-term noncancelable leases and other contractual commitments, the future minimum commitments as of December 31, 1997 are as follows:

             1998                                $ 1,959,000
             1999                                  1,927,000
             2000                                  1,899,000
             2001                                    889,000
             2002                                    336,000
             Thereafter                                7,000
                                                 -----------
                                                 $ 7,017,000
                                                 ===========

   Included in other assets in the accompanying consolidated statements of financial condition at December 31, 1997 and 1996 are investments in real estate partnerships of $34,000 and $42,000, respectively. Under applicable partnership law, the Company, as co-general partner, is contingently liable for any obligations of these real estate limited partnerships that remain unpaid after any dissolution of the partnerships. The Company has not made any provision in the consolidated financial statements for the possible effect of the Company's contingent liability as a co-general partner of its affiliated partnerships. The Company does not expect to incur any losses or obligations that will have a material adverse effect on its financial position or results of operations.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   The Company is a defendant or co-defendant in various lawsuits incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of management, based on discussions with counsel, the outcome of the matters will not result in a material adverse effect on the financial position or results of operations of the Company.

10.  INCOME TAXES:

   The provision (benefit) for income taxes consists of:

                                                          Year ended
                                                         December 31,
                                              1997           1996          1995
                                          ----------------------------------------
     Current provision:
       Federal                            $3,115,000     $2,823,000     $2,829,000
       State                                 477,000        535,000        299,000
                                          ----------     ----------     ----------
                                           3,592,000      3,358,000      3,128,000
                                          ----------     ----------     ----------

Deferred provision (benefit):
       Federal                                84,000       (998,000)      (589,000)
       State                                  13,000       (153,000)       (62,000)
                                          ----------     ----------     ----------
                                              97,000     (1,151,000)      (651,000)
                                          ----------     ----------     ----------
                                          $3,689,000     $2,207,000     $2,477,000
                                          ==========     ==========     ==========

   At December 31, 1997, the Company has a net operating loss ("NOL") carryforward of approximately $750,000 for income tax purposes that expires in 2005. The NOL carryforward, which was acquired by merger in 1990, is limited under the separate return limitation year rules. It is anticipated that the Company will generate sufficient future taxable income to realize the deferred income tax asset.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset as of December 31 are as follows:

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

                                                1997            1996
                                                ----            ----

     Reserve for bad debts                  $  544,000    $    476,000
     Contingency accruals                      793,000         972,000
     Net operating loss carryforward           282,000         302,000
     Other                                       2,000          44,000
                                            ----------    ------------
     Gross deferred tax assets              $1,621,000       1,794,000
                                            ----------    ------------
     Gross deferred tax liability                    -         (75,000)
                                            ----------    ------------
     Net deferred tax asset                 $1,621,000    $ 1,719,000
                                            ==========    ===========

   The Company's effective tax rate on pre-tax income differs from the statutory federal income tax rate due to the following:


                                                      December 31,
                                               1997       1996        1995
                                               ----       ----        ----
     Tax at statutory rate                     34.0%      34.0%      34.0%
     Increase (decrease) resulting from:
       Effect of state income tax               3.6%       2.4%       3.6%
       Effect of reversal of valuation
         allowance                                 -     (10.0%)        -
       Effect of nondeductible travel
         and entertainment                       2.0%      1.0%       1.3%
       Other                                    (2.0%)    (0.6%)      0.5%
                                               ------    -----       -----
                                                37.6%     26.8%      39.4%
                                               ======    =====       =====

11.  NET CAPITAL AND RESERVE REQUIREMENTS:

   The broker-dealer subsidiaries of the Company are subject to the requirements of Rule
   15c3-1 under the Securities Exchange Act of 1934. This rule requires that aggregate indebtedness, as defined, not exceed fifteen times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which, if elected, requires that net capital be equal to the greater of $250,000 or two percent of aggregate debit items computed in applying the formula for determination of reserve requirements. The New York Stock Exchange, Inc. ("NYSE") may require a member organization to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business if its net capital is less than five percent of aggregate debit items. Net capital positions of the Company's broker-dealer subsidiaries were as follows:

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

                                                                           December 31,
                                                                       1997            1996
                                                                       ---------------------
JWC Clearing (alternative method elected):
   Net capital as a percentage of aggregate debit items                 10.4%             11.9%
   Net capital                                                   $ 12,222,000     $ 12,863,000
   Required net capital                                          $  2,341,000        2,160,000


CSG:
   Ratio of aggregate indebtedness to net capital                        1.50%            1.86%
   Net capital                                                   $  2,024,000     $  1,476,000
   Required net capital                                          $    250 000     $    250,000

JWC Securities:
   Ratio of aggregate indebtedness to net capital                        2.21%            1.53%
   Net capital                                                   $  1,685,000     $  2,153,000
   Required net capital                                          $    250,000     $    250,000

DMG:
   Ratio of aggregate indebtedness to net capital                        0.51%            1.14%
   Net capital                                                   $    451,000     $    317,000
   Required net capital                                          $    100,000     $    100,000


   JWC Clearing is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined in the rule and as required by the NYSE. At December 31, 1997 and 1996, JWC Clearing had no requirement to segregate funds under the rule.

   JWC Securities, CSG and DMG are exempt from the provisions of Rule 15c3-3, since they clear all transactions with and for customers on a fully-disclosed basis with affiliated and unaffiliated clearing brokers.

   Additionally, pursuant to Rule 15c3-1, JWC Clearing, JWC Securities, CSG and DMG must notify and obtain approval from the Securities and Exchange Commission and either the National Association of Securities Dealers, Inc. (CSG and DMG) or the NYSE (JWC Clearing and JWC Securities) for any advances or loans to JWCFS or any other affiliate, if such advances or loans would exceed in the aggregate, in any 30 calendar day period, 30% of that company's excess net capital and $500,000. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits or 120% of the minimum net capital required by the rule.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

12.  OFF-BALANCE-SHEET RISK:

   In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

   In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 1997 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 1997.

   The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

   The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

   The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

13.  PREFERRED STOCK:

   On October 30, 1990, the Company's stockholders voted to approve an amendment to the Company's Articles of Incorporation to authorize 5,000,000 shares of $.001 par value Special Stock and to designate 2,000,000 of such shares as Series A Special Distribution Stock (the "Series A Stock"). All of the Series A Stock was issued in 1990 in connection with the acquisition of certain subsidiaries.

   Beginning November 1, 1990, each share of Series A Stock was entitled to receive a cumulative quarterly dividend of $.03025 per share ("Mandatory Dividends"). All outstanding shares of Series A Stock, as a group, are entitled to receive special cash distributions ("Cash Flow Distributions") in the aggregate amount of $2,200,000 payable, when and as declared by the Board of Directors. The Company was required to declare and pay as Cash Flow Distributions, until the aggregate amount of Cash Flow Distributions paid was equal to $2,200,000 (the "Maximum Cash Flow Distributions"), not less than 80% of the Company's cumulative excess cash flow, determined at the end of each fiscal quarter of the Company ending after November 1, 1990, minus the aggregate amount of Cash Flow Distributions previously paid. Cumulative excess cash flow is equal to excess cash flow, as defined, for the period from November 1, 1990 through the calculation date. Also, to the extent dividends are declared on common stock, Series A Stock will be entitled to participate in such dividends on a share-per-share basis with the shares of common stock.

   As Cash Flow Distributions were paid, the Company had the right to redeem a number of outstanding shares of Series A Stock equal to the amount of Cash Flow Distributions previously paid divided by 1.1. The redemption price is $.001 per share. Upon liquidation, after payment of any unpaid Mandatory Dividends, the holders of Series A Stock shall have no right or claim to any of the remaining assets of the Company.

   In conjunction with a stock repurchase agreement entered into with Gilman (described in detail in Note 15), the Company purchased all of the Company's outstanding preferred stock from Gilman for an aggregate price of $700 during 1995.

14.  COMMON STOCK SPLIT

   On December 23, 1996, the Company's Board of Directors declared a 3-for-2 stock split in the form of a dividend payable on February 7, 1997 to shareholders of record on January 24, 1997. The Company's capital accounts at December 31, 1996 were adjusted to retroactively give effect to the dividend in the same manner as would be done if the dividend were issued before December 31, 1996. All references in the consolidated financial statements and accompanying notes to amounts per share and to the number of common shares have been retroactively adjusted for the stock split.

15.  MANDATORILY REDEEMABLE COMMON STOCK:

   On May 15, 1995, the Company entered into a Stock Repurchase Agreement (the "Old Agreement") with Gilman to repurchase all of the approximately 49% of the Company's outstanding common stock held by Gilman. The repurchase price per share was a minimum of $2.00,

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   subject to certain adjustments each year based upon changes in the Company's net tangible book value, as defined. Beginning April 15, 1996, the Company was obligated under the Old Agreement to repurchase stock each year in an amount equal to 50% of annual net income, as defined, until all Gilman stock was repurchased. For purposes of determining the aggregate amount of stock required to be repurchased each year, net income was reduced by principal repayments on the Note to Gilman (see Note 7). The Company was required to complete the repurchase of all Gilman stock by April 15, 2003 or pay a $672,000 penalty.

   On May 15, 1995, the Company reclassified $5,978,000, representing $2.08 per share from additional paid-in capital and retained earnings to mandatorily redeemable common stock to reflect the terms of the Old Agreement. The difference between the initially recorded cost of the mandatorily redeemable common stock and the adjusted purchase price at December 31, 1995 was accreted to mandatorily redeemable common stock through a $1,035,000 direct charge to retained earnings for the year ended December 31, 1995.

   On April 15, 1996, the Company repurchased 473,265 shares of stock from Gilman at a price per share of $2.44 for a total consideration of approximately $1,155,000.

   On June 11, 1996, the Company entered into an Amended and Restated Stock Repurchase Agreement (the "New Agreement") with Gilman for, and simultaneously consummated, the accelerated repurchase of all of the Company's shares of common stock owned by Gilman and subject to the Old Agreement. The total consideration paid by the Company consisted of a promissory note in the principal amount of $6,125,000 (the "Stock Loan"), along with the $1,155,000 in cash that was paid to Gilman in connection with the April 15, 1996 installment purchase under the Old Agreement. The difference between the adjusted purchase price of the mandatorily redeemable common stock at December 31, 1995, and the adjusted purchase price at June 11, 1996 was accreted to mandatorily redeemable common stock through a $267,000 direct charge to retained earnings for the year ended December 31, 1996. The Stock Loan bears interest, which is payable quarterly, at a rate of 10% per annum. Beginning April 15, 1997, the Company is obligated to make principal payments each year in an amount equal to 50% of annual net income, as defined, until the Stock Loan is repaid in full. Accordingly, on April 15, 1997, the Company made a principal payment to Gilman in the amount of $2,512,000. At December 31, 1997, the balance outstanding under the Stock Loan was $3,613,000, of which $2,552,000 is due on April 15, 1998. The Stock Loan contains a balloon payment feature requiring, without regard to the above formula, that the entire outstanding principal balance be repaid in full on April 15, 2000.

   The Stock Loan is prepayable, in whole or in part, at any time by paying Gilman a prepayment penalty equal to 10% of the prepayment amount. Additionally, Gilman's consent is required prior to the Company consummating any merger or reorganization. Simultaneous with the execution of the New Agreement, $6,125,000, which was the mandatorily redeemable common stock balance on June 11, 1996, was reclassified from mandatorily redeemable common stock to notes payable to affiliate.

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

16.  EMPLOYEE BENEFIT PLANS:

   On October 30, 1990, the Company adopted a stock option plan ("1990 Plan") pursuant to which 600,000 shares of common stock have been reserved for issuance upon exercise of options designated as "incentive stock options" or "nonqualified options." During 1994, the Company increased the number of shares of common stock reserved for issuance under the 1990 Plan from 600,000 to 1,200,000 shares. These options are to be issued to certain officers and employees of the Company, and certain other key persons instrumental to the success of the Company, and provide them a greater personal interest in the success of the Company. The 1990 Plan is administered by the Board of Directors of the Company, or a committee appointed by the Board of Directors, which determines, among other things, the persons to be granted options under the 1990 Plan, the number of shares subject to each option and the option price. The options are granted at fair market value. Options granted become exercisable in equal annual installments over a period of one to three years and expire five years from the date of grant.

   Information for the 1990 Plan for the years ended December 31, 1997, 1996 and 1995 is summarized as follows:


                                                         EXERCISE              WEIGHTED
                                           NUMBER          PRICE               AVERAGE
                                          OF SHARES        RANGE           EXERCISE PRICE
                                          -----------------------------------------------
Balance, December 31, 1994                451,875      $  1.33 - 2.50      $      1.90
Granted                                   210,000         2.25 - 2.55             2.50
Exercised                                  (2,250)               1.33             1.33
Forfeited                                 (66,000)        1.33 - 2.50             2.49
                                         --------      --------------      -----------
Balance, December 31, 1995                593,625         1.33 - 2.55             2.05

Granted                                   272,089         2.85 - 4.49             3.74
Exercised                                (208,125)        1.33 - 1.95             1.70
Forfeited                                 (18,238)        2.55 - 2.85             2.70
                                         --------     ---------------     ------------
Balance, December 31, 1996                639,351         1.95 - 4.49             2.87

Granted                                   449,190         6.50 -10.00             7.36
Exercised                                 (17,000)        1.95 - 4.09             2.20
Forfeited                                  (5,385)        6.73 -10.00             7.64
                                         ---------    ---------------    -------------
Balance, December 31, 1997               1,066,156    $   1.95 - 9.08    $        4.75
                                         ---------    ---------------    -------------

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   During 1993, the Company granted discretionary options to an officer of the Company to purchase 225,000 shares of the Company's common stock at an exercise price of $2.50 per share. The exercise price was greater than the fair market value of the common stock on the date of grant. The options vest in increments of 75,000 shares on December
   31, 1993, 1994 and 1995, and may be exercised in whole or in part, with respect to such vested amounts of shares, until the expiration of the options on December 31, 1997. As of December 31, 1997, all of the options had been exercised.

   The Company has a restricted stock plan providing for the issuance of up to 750,000 shares of its authorized but unissued common stock to nonexecutive employees and registered representatives. As of December 31, 1997 and 1996, 10,500 shares had been issued under the restricted stock plan and 739,500 shares of common stock have been reserved for future issuance.

   In accordance with the provisions of SFAS 123 the Company applies APB
   Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS 123, the Company's net income and earnings per common share would be reduced to the pro forma amounts indicated below:


                                                                        Year ended
                                                                       December 31,
                                                             1997          1996          1995
                                                             --------------------------------
NET INCOME:
   As reported                                          $ 6,103,000     $6,025,000     $3,810,000
   Pro forma                                            $ 5,404,000     $5,822,000     $3,643,000

Basic earnings per common share:
   As reported                                          $      1.77     $     1.42     $       .65
   Pro forma                                            $      1.57     $     1.37     $       .62

Diluted earnings per common share:
   As reported                                          $      1.50     $     1.26     $       .64
   Pro forma                                            $      1.33     $     1.22     $       .61

   These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. For disclosure purposes the fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock purchase rights granted in 1997 and 1996, respectively: dividend yields of 0.0% for both years; expected

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   volatility of 53.2% and 52.1%; risk-free interest rates of 6.0% and 6.1%; and expected life of 5 years for all grants. The weighted average fair value of stock options granted in 1997 and 1996 was $3.88 and $1.96, respectively. The weighted average remaining contractual life of options outstanding at December 31, 1997 and 1996 is 3.3 and
   3.4 years, respectively. At December 31, 1997, 1996 and 1995, the Company had options available for future grants of 306,469, 92,788 and 364,875, respectively. The following table summarizes information about the options exercisable at December 31:

                                                 1997          1996              1995
                                                 ----          ----              ----
   Number of shares                             395,499       262,500           375,625
   Exercise price ranges                  $   1.95-6.50    $1.95-2.50     $   1.33-2.50
   Weighted average exercise price        $        3.56    $     2.20     $        2.03

   The Company adopted a Pension and Profit Sharing Plan (the "Plan") in 1986 which offers all full-time employees over the age of 21 of the Company tax advantages pursuant to Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants may elect to defer up to 10% of their compensation. The Company will make a matching contribution to the Plan of 50% of the first 4% of compensation contributed by each participant who is employed by the Company or its subsidiary on December 31 of such year. Participant's contributions to the Plan are fully vested at all times and are not subject to forfeiture. The Company's matching contribution vests to each participant over a five-year vesting schedule based upon the participant's years of service with the Company. Contributions are made by participants by means of a payroll deduction program. Within specified limits, participants have the right to direct their savings into certain kinds of investments as specified in the Plan. Employee compensation and benefits include approximately $225,000, $264,000, and $197,000 of Company matching contributions made during 1997, 1996 and 1995, respectively.

   On October 1, 1997, the Company adopted an Employee Stock Purchase Plan, which is authorized to issue up to 400,000 shares of common stock to its full-time employees to purchase shares of common stock through voluntary contributions, including periodic payroll deductions. Under the terms of the Plan, employees are limited to a monthly contribution varying between $50 and $1,650 of after-tax dollars to purchase the Company's common stock. The purchase price of the stock is the lesser of 85 percent of the market price on the first day of the quarter, or on the stock purchase date designated after the end of each quarter. Under the Plan, the Company is committed to issue or purchase in the open market 25,151 shares of common stock at December 31, 1997.

17.  EARNINGS PER COMMON SHARE:

     Presented below is basic and diluted EPS under SFAS 128 for the years ended December 31, 1997, 1996 and 1995:

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

                                                                               PER SHARE
                                                   INCOME         SHARES         AMOUNT
                                                   ------         ------       ---------
1997
Earnings per share of common stock              $ 6,103,000     3,443,141      $     1.77
Effect of dilutive securities:
   Stock options                                        ---       626,453              ---
                                                -----------    ----------      -----------
Earnings per share of common stock --
 assuming dilution                              $ 6,103,000     4,069,594      $      1.50
                                                -----------    ----------      -----------

1996
Earnings per share of common stock              $ 6,025,000     4,245,895      $      1.42
Effect of dilutive securities:
   Stock options                                        ---       537,687              ---
                                                -----------    ----------      -----------
Earnings per share of common stock --
 assuming dilution                              $ 6,025,000     4,783,582      $      1.26
                                                ===========    ==========      ===========

1995
Earnings per share of common stock              $ 3,810,000     5,862,296      $      .65
Effect of dilutive securities:
   Stock options                                        ---       137,471             ---
                                                -----------    ----------      ----------
Earnings per share of common stock --
 assuming dilution                              $ 3,810,000     5,999,767      $      .64
                                                ===========    ==========      ==========

18. ACQUISITION:

   On September 22, 1997, the Company completed its exchange tender offer (the "Exchange Offer") to acquire all of the outstanding shares of common stock of The Americas Growth Fund, Inc. ("AGRO") not already owned by the Company. AGRO is a non-diversified, closed-end, management investment company. Prior to the commencement of the Exchange Offer, the Company owned 26% of the outstanding shares of common stock of AGRO. A total of approximately 823,000 shares of AGRO common stock, representing approximately 65% of AGRO common stock tendered were accepted for exchange by the Company according to the terms of the Exchange Offer on the basis of .431 shares of the Company's common stock for each share of AGRO resulting in the issuance by the Company of 354,851 shares of common stock at a price of $8.25 per share. The tendered shares together with the shares already owned by the Company represent approximately 91% of the outstanding shares of AGRO common stock, with the remaining 9% of AGRO shares held by minority shareholders.

   The AGRO acquisition was accounted for under the purchase method of accounting. The Company has consolidated the accounts of AGRO in the accompanying financial statements effective as of September 22, 1997. In accordance with the Exchange Offer, the purchase of the 65% of AGRO common stock tendered was allocated to the fair value of the net assets acquired as follows:

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

              Tangible assets acquired      $2,948,000
              Liabilities assumed              (20,000)
                                            ----------
                                            $2,928,000
                                            ==========

   The AGRO Minority Shareholders' interests in these accounts is reflected as accrued expenses in the accompanying financial statements. The Company is presently considering its options to effect a transaction that would result in its ownership of 100% of the shares of AGRO or the liquidation of AGRO and pro rata distribution of its assets to the Company and the holders of the remaining 9% of AGRO shares. Pro forma information for AGRO is not presented as management has determined that this information does not materially impact the historical financial data.

19. LINES OF CREDIT:

   On January 19, 1996, the Company obtained an unsecured $2,500,000 revolving line of credit from Wilmington Trust Company for general corporate purposes (the "Wilmington Facility"). The Wilmington Facility matures on December 31, 2002, at which time all outstanding borrowings plus all accrued and unpaid interest will become due and immediately payable. Borrowings under the Wilmington Facility bear interest at Wilmington's National Commercial Rate, with interest payments due monthly in arrears. The Company is required to maintain certain debt covenants, including (i) minimum stockholders' equity equal to at least $7,000,000, plus 30% of net income for all future fiscal quarters, plus 75% of the net proceeds from any common stock issuances and (ii) net income, as defined, in excess of $1,500,000 for any four quarters within any six consecutive quarterly periods. At December 31, 1997 the balance outstanding under the Wilmington Facility was $0.

   In connection with the Wilmington Facility, the Company entered into a Marketing Agreement with Wilmington Trust FSB (the "Wilmington Marketing Agreement") and granted W T Investments, Inc. a warrant to purchase up to 600,000 shares of the Company's common stock at any time prior to December 31, 2002 (the "Wilmington Warrant"). The exercise price per share is the greater of $3.67 or an amount equal to the sum of total (i) gross revenues multiplied by .175 plus (ii) earnings before tax multiplied by 2.5 and divided by the weighted average number of common shares outstanding based upon the Company's audited financial statements. At December 31, 1997, the Wilmington Warrant exercise price per share was approximately $11.30. The Wilmington Marketing Agreement provides that the Company will market certain products and services, initially personal trust and asset management services, provided by Wilmington Trust FSB to the Company's brokers, clients and prospects.

   On December 18, 1996, the Company obtained an unsecured $2,500,000 revolving line of credit from SunTrust Bank, South Florida, N.A. for general corporate purposes (the "SunTrust Facility"). The SunTrust Facility matures on April 30, 2000, at which time all outstanding borrowings plus all accrued and unpaid interest will become due and immediately payable. Borrowings under the SunTrust Facility bear interest at the prime rate of interest as announced from time to time by SunTrust Banks of Florida, Inc., with interest payments due

JW Charles Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
===========================================================================

   quarterly in arrears. The Company is required to maintain certain debt covenants, including (i) minimum stockholders' equity equal to at least $9,000,000, plus 75% of net income for all future fiscal quarters, plus 75% of the net proceeds from any common stock issuances and (ii) net income, as defined, in excess of $1,500,000 for any four quarters within any consecutive six-quarter period. At December 31, 1997 the balance outstanding under the SunTrust Facility was $890,000. In connection with the SunTrust Facility, the Company entered into a marketing agreement with SunTrust (the "SunTrust Marketing Agreement") and granted SunTrust Banks, Inc. a warrant to purchase 37,500 shares of the Company's common stock at any time prior to December 31, 2002. The exercise price per share is $6.67. The SunTrust Marketing Agreement provides that the Company will market certain products and services, through the Company's participation as an underwriter or selling group member of various municipal finance offerings underwritten by SunTrust Capital Markets, Inc., to the Company's brokers, clients and prospects.

20. SUBSEQUENT EVENTS

   On January 21, 1998, the Company executed an Agreement and Plan of Combination (the "Combination Agreement") with Genesis Merchant Group Securities Group, LLC ("Genesis"), the owners (the "Genesis Members") of all of the outstanding equity interests in Genesis (the "Genesis Membership Interests") and JWGenesis Financial Corp., a newly formed Florida corporation and currently a wholly-owned subsidiary of the Company ("JWGenesis"). Genesis is a San Francisco-based investment banking firm with special expertise in institutional research, sales and trading, corporate finance and brokerage processing services.

   The Combination Agreement contemplates, among other things, that (i) JWGenesis will acquire the outstanding shares of JWCFS Common Stock, pursuant to a statutory share exchange, in exchange for shares of JWGenesis Common Stock, on a one-for-one basis, with the result that JWCFS will become a wholly-owned subsidiary of JWGenesis and each issued and outstanding share of JWCFS will be exchanged for and become the right to receive one share of JWGenesis Common Stock and (ii) Genesis Members holding at least 90% of the Genesis Membership Interests will exchange such interests for up to 1,500,000 shares of JWGenesis Common Stock with the result that Genesis will become at least a 90% owned limited liability company of JWGenesis.
   The Combination, which will be accounted for as a purchase, is expected to be completed during 1998 and is subject to approval by the shareholders of the Company as well as other customary conditions of closing.

                         INDEPENDENT AUDITOR'S REPORT

January 30, 1998


Members
Genesis Merchant Group Securities, LLC
San Francisco, CA 94133

     We have audited the accompanying statements of financial condition of Genesis Merchant Group Securities, LLC as of December 31, 1997 and 1996, and the related statements of operations, changes in Members' capital, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Merchant Group Securities, LLC as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ LALLMAN, FELTMAN, SHELTON & PETERSON, P.A.
Ketchum, Idaho

                       STATEMENTS OF FINANCIAL CONDITION

                                                                         DECEMBER 31,
                                                                 --------------------------
                                                                     1997           1996
                                                                 -----------     ----------
                                ASSETS
Assets:
  Cash and cash equivalents....................................   $2,588,927     $  259,523
  Receivables from brokers and dealers.........................    1,477,415      2,697,287

  Readily marketable securities owned, at market value.........    2,281,085        466,882
  Not readily marketable securities owned, at market value.....      269,440        683,812

  Furniture, equipment, and leasehold improvements, net of
   accumulated depreciation of $1,381,452 and $1,233,377,
   respectively................................................    1,207,914      1,215,593
  Secured demand note from related party.......................      256,882           ---
  Other........................................................      139,620        664,748
                                                                  ----------     ----------
                                                                  $8,221,283     $5,987,845
                                                                  ==========     ==========
             LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
                 MEMBERS' CAPITAL, AND MEMBERS' CAPITAL
Liabilities:
  Accounts payable.............................................   $  553,976     $  981,282
  Payable to brokers and dealers...............................    1,185,138        460,688
  Securities sold, not yet purchased, at market value..........      179,871        298,805
  Payables to related parties..................................         ---         455,000
  Subordinated borrowings from related party...................      256,882           ---
                                                                  ----------     ----------
                                                                   2,175,867      2,195,775
                                                                  ----------     ----------
  Mandatorily redeemable preferred members' capital                1,275,174      1,288,778
                                                                  ----------     ----------
  Commitments and contingencies (Note 3)
  Members' Capital.............................................    4,770,242      2,503,292
                                                                  ----------     ----------
                                                                  $8,221,283     $5,987,845
                                                                  ==========     ==========


               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                            STATEMENTS OF OPERATIONS

                                                  YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                               1997        1996        1995
                                            ----------- ----------- -----------
Revenues:
  Commissions.............................. $18,073,683 $11,518,563 $12,834,210
  Commissions-related parties..............   5,281,000   4,748,000   3,208,000
  Market making and principal transactions,
   net.....................................   3,371,904   1,932,159   4,462,836
  Investment banking.......................   2,759,567   2,633,040     857,502
  Unrealized gain from not readily
   marketable securities...................         --      292,775   5,413,048
  Interest and dividends...................     565,113     533,313     590,199
  Other....................................     518,501     622,693     222,180
                                            ----------- ----------- -----------
                                             30,569,768  22,280,543  27,587,975
                                            ----------- ----------- -----------
Expenses:
  Commission and floor brokerage...........  10,097,656   6,324,226   7,795,721
  Personnel and employee benefits..........   9,329,277   8,726,101   8,253,440
  Communications...........................   1,529,390   1,279,141   1,581,035
  Occupancy and equipment rental...........     765,032     622,290     429,339
  General and administrative...............   5,022,403   4,840,238   3,908,160
                                            ----------- ----------- -----------
                                             26,743,758  21,791,996  21,967,695
                                            ----------- ----------- -----------
Net income................................. $ 3,826,010 $   488,547 $ 5,620,280
                                            =========== =========== ===========


               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                   STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

                                                       MANDATORILY
                                                       REDEEMABLE
                                                        PREFERRED
                                                        MEMBERS'     MEMBERS'
                                                         CAPITAL      CAPITAL
                                                       -----------  -----------
Partners' Capital, January 1, 1995.................... $      --    $ 7,597,938
  Contributions of capital............................        --         66,000
  Distributions of capital............................        --     (4,823,987)
  Net income..........................................        --      5,620,280
                                                       ----------   -----------
Partners' Capital, December 31, 1995..................        --      8,460,231
                                                       ----------   -----------
  Contributions of capital............................        --      1,916,680
  Transfer to mandatorily redeemable preferred........  1,988,993    (1,988,993)
  Distributions of capital............................   (791,551)   (6,281,837)
  Net income..........................................     91,336       397,211
                                                       ----------   -----------
Members' Capital, December 31, 1996...................  1,288,778     2,503,292
                                                       ----------   -----------
  Contributions of capital............................        --        127,664
  Transfer to mandatorily redeemable preferred........    385,766      (385,766)
  Distributions of capital............................   (477,245)   (1,223,083)
  Net income..........................................     77,875     3,748,135
                                                       ----------   -----------
Members' Capital, December 31, 1997................... $1,275,174   $ 4,770,242
                                                       ==========   ===========


               The accompanying Notes to Financial Statements are
                an integral part of these financial statements.

                            STATEMENTS OF CASH FLOWS

                                             FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Operating activities:
  Net income............................  $ 3,826,010  $   488,547  $ 5,620,280
  Adjustment to reconcile net income to
   cash provided (used) by operating
   activities:
    Depreciation........................      267,947      354,711      336,000
    Unrealized gain from not readily
     marketable securities..............          --      (292,775)  (5,413,048)
  Change in assets and liabilities:
    Receivables from brokers and
     dealers............................    1,219,872      252,901   (1,275,547)
    Securities owned, at market value...   (1,814,203)    (147,294)   2,419,395
    Other assets........................      525,128     (460,221)     582,393
    Accounts payable....................     (427,305)     563,114      (34,209)
    Payable to brokers and dealers......      724,450      (44,974)     458,511
    Securities sold, net yet purchased..     (118,934)    (544,765)    (318,170)
    Payables to related parties.........     (455,000)     452,530       (6,030)
                                          -----------  -----------  -----------
      Net cash flows provided by
       operating activities.............    3,747,965      621,774    2,369,575
                                          -----------  -----------  -----------
Investing activities
  (Purchase of) proceeds from not
   readily marketable securities........     (244,440)    (393,358)     132,310
  Acquisition of secured demand note
   from related party...................     (256,882)         --           --
  Purchase of furniture, equipment, and
   leasehold improvements...............     (260,268)    (468,004)    (473,226)
                                          -----------  -----------  -----------
      Net cash flows used in investing
       activities.......................     (761,590)    (861,362)    (340,916)
                                          -----------  -----------  -----------
Financing activities
  Acquisition of subordinated debt......      256,882          --           --
  Distributions paid to members.........   (1,041,517)  (1,623,694)  (4,071,836)
  Contributions received from members...      127,664    1,916,680       66,000
                                          -----------  -----------  -----------
      Net cash flows (used) provided by
       financing activities.............     (656,971)     292,986   (4,005,836)
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................    2,329,404       53,398   (1,977,177)
Cash and cash equivalents, beginning of
 year...................................      259,523      206,125    2,183,302
                                          -----------  -----------  -----------
Cash and cash equivalents, end of year..  $ 2,588,927  $   259,523  $   206,125
                                          ===========  ===========  ===========
Supplemental information:
  Cash paid for interest................  $     3,853  $       --   $       --
                                          ===========  ===========  ===========
Noncash transactions:
  Distributions of not readily
   marketable securities to members.....  $  (658,812) $(5,449,694) $  (752,151)
                                          ===========  ===========  ===========
  Transfer of members' capital to
   mandatorily redeemable preferred
   members' capital.....................  $   385,766  $ 1,988,993  $       --
                                          ===========  ===========  ===========

                The accompany Notes to Financial Statements are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS


1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  DESCRIPTION OF OPERATIONS

     Genesis Merchant Group Securities, LLC (the "Firm") a California limited liability company, commenced operations on March 16, 1989. The Firm, formerly organized as a limited partnership, became a limited liability company ("LLC"), which is an unincorporated association of members, on July 1, 1996. The Firm will continue to operate until March 31, 1999 unless the members elect otherwise.

     The Firm is a broker/dealer in securities with customers throughout the United States. The Firm's primary office is in San Francisco and it maintains a secondary office in New York City. The Firm's services include investment banking and investment advisory services. The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph
(k)(2)(ii).

  MANAGEMENT ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash, including cash in banks and money market funds.

  RECEIVABLE FROM BROKERS AND DEALERS

     The Firm's receivable from brokers and dealers consists primarily of amounts due from other broker/dealers for trades initiated by the Firm and executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.

  SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

     Securities owned and securities sold, not yet purchased are recorded at market value with unrealized gains or losses reflected in income currently.

     Included in securities owned are not readily marketable securities. These securities are defined as securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected, and/or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Firm. These securities are carried at their estimated fair value as determined by management with unrealized gains and losses included in income.

  FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to ten years using accelerated and straight-line methods.

  INCOME TAXES

     The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, an LLC is treated as a partnership. Accordingly, the individual Members report their share of the Firm's income on each member's individual tax return.


  REVENUE RECOGNITION

     The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis. Investment banking revenue is recognized as follows: Management fees are recognized on offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

  RECLASSIFICATION

     Certain amounts from prior years have been reclassified to conform to the current year presentation. These reclassifications are not material to the financial statements.

2.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized and not recognized in the statement of financial condition.

     The Firm's securities owned and securities sold, not yet purchased are carried at market value.

     Management estimates that the aggregate net fair value of other financial instruments recognized on the statement of financial condition (including cash and cash equivalents and receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

3.   COMMITMENTS AND CONTINGENCIES:

     The Firm rents office space under noncancelable operating leases. Rental expense under the leases approximated $663,600, $560,000 and $402,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum rental payments under these leases are as follows:

     [S]                                                          [C]
     1998....................................................     $   663,600
     1999....................................................         669,600
     2000....................................................         669,600
     2001....................................................         605,600
     2002....................................................         516,000
                                                                  -----------
                                                                  $ 3,124,400
                                                                  ===========

     The Firm has entered into an operating lease for certain furniture. The terms of this lease call for monthly payments aggregating $69,500 annually through December 2000.

     In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

     The Firm is involved in various claims and possible actions arising out of the normal course of its business. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of the Firm, based on knowledge of facts and advice of counsel, that the resolution of such claims and actions will not have a material adverse effect on the Firm's financial condition or results of operations.

     The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 1997, no employer contributions had been made to the Plan.

4.   SECURED DEMAND NOTE/SUBORDINATED BORROWINGS

     Subordinated borrowings consist of a loan from a member of the Firm, which is due by July 31, 1998 and bears interest at 6% per annum, payable quarterly. The Firm has a secured demand note receivable from this same member in an amount equal to the subordinated borrowing; this note is collateralized with marketable securities.

     The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

5.   RELATED PARTY TRANSACTIONS:

  RECEIVABLES FROM AND PAYABLES TO RELATED PARTIES

     Periodically, the Firm advances certain payments on behalf of Seneca Capital Management, LLC (Seneca), an investment advisor which was controlled by a member and provides services to Seneca. These amounts are reimbursed to the Firm on a regular basis and, as such, no interest is charged. Total fees earned from these services amounted to $327,000, $574,000 and $222,000 for the years ended December 31, 1997, 1996 and 1995, respectively. On July 17, 1997, the majority interest in Seneca was purchased by an unrelated party; subsequent to this date, Seneca was no longer considered a related party.

     The Firm periodically borrows money from Genesis Merchant Group, L.P., a registered investment advisor controlled by members of the Firm.

  COMBINED REVENUES

     The Firm has a number of customers who are related parties. Commissions earned from these customers amounted to approximately $5,281,000, $4,748,000 and $3,208,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

  EXPENSES PAID ON BEHALF OF RELATED PARTIES

     In exchange for providing brokerage services, the Firm has also agreed to pay certain operating expenses on behalf of customers who are related parties. These expenses are included in general and administrative and amounted to approximately $1,522,000, $1,226,000 and $678,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

6.   MANDATORILY REDEEMABLE PREFERRED MEMBERS' CAPITAL:

  Mandatorily redeemable preferred members' capital consists of Class C and Class D membership interests, as defined in the Members' agreement. These interests are specifically allocated a cumulative, priority return of net profits equal to 7% of their remaining capital balances. The basis of the Class C interests was determined at the date of the reduction of the member's profits interest in the Firm and was based upon the proportionate decrease in the affected member's capital balance. The basis of Class D interests is determined at the time of the termination of their employment by the Firm or their reduction in profit allocation and is based upon their capital balance at time of employment termination or reduction of profit allocation.

  Class C interests are to be redeemed over a five year period and Class D interests over a two year period. For the year ended December 31, 1997 and 1996, respectively, a total of $385,766 and $426,294 of members' equity was converted to Class D interests. For the year ended December 31, 1996, a total of $1,562,699 was converted to Class C interests. If these payments become in arrears, no distributions to other members may occur until the payments to Class C and D members become current. The aggregate amount of redemption requirements, including profit allocation, are as follows:

     1998.......................................................    $  468,000
     1999.......................................................       477,000
     2000.......................................................       272,000
     2001.......................................................       153,000
                                                                    ----------
                                                                    $1,370,000
                                                                    ==========

7.   DISTRIBUTIONS TO MEMBERS:

     Included in distributions to members are cash distributions and distributions of not readily marketable securities. Pursuant to the Members agreement in effect at the time of the distributions, the distributions of not readily marketable securities were specifically allocated to certain partners/members. On January 17, 1998, an additional cash distribution of $933,000 was paid to members.

8.   NET CAPITAL REQUIREMENTS:

     The Firm is subject to the Securities and Exchange commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and provides for certain ratios of aggregate indebtedness to net capital, both as defined. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

     Net capital positions of the Firm were as follows:

                                                             DECEMBER 31,
                                                          --------------------
                                                             1997       1996
                                                          ----------  --------
   Net capital as a percent of aggregate debit items...        27.45%   279.06%
   Net capital.........................................   $4,129,017  $679,759
   Required net capital................................   $  156,000  $250,000

9.   EDIT RISK CONCENTRATION AND OFF-BALANCE SHEET RISK:

  SECURITIES SOLD, NOT YET PURCHASED

     Securities sold, not yet purchased represent obligations of the Firm to deliver the specified financial instrument at the contracted price, and thereby create a liability to repurchase the financial instrument in the market at the then prevailing price. Accordingly, these transactions result in off-balance sheet risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized on the statement of financial condition.

     CONCENTRATIONS

     As of December 31, 1997, substantially all of the amounts receivable from brokers and dealers is due from either ABN AMRO Chicago Corp. or BT Alex Brown. Cash and securities deposited with clearing brokers and dealers is held by ABN AMRO Chicago Corp. and the amounts shown as cash and cash equivalents are held by a single bank.

  CREDIT RISK

     As a securities broker and dealer, the Firm is engaged in various securities underwriting, brokerage, and trading activities. These services are provided to a diverse group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. The Firm's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' and counterparties' abilities to satisfy their obligations to the Firm.

10.  SUBSEQUENT EVENTS:

     On March 9, 1998, the Firm executed an Amended and Restated Agreement and Plan of Combination (the "Combination Agreement") with JW Charles Financial Services, Inc. ("JWCFS"). Under the structure of this transaction, the two firms will combine to create a new holding company with the name "JWGenesis Financial Corp." ("JWGenesis"). The Combination Agreement contemplates, among other things, that (i) JWGenesis will acquire the outstanding shares of JWCFS Common Stock, pursuant to a statutory share exchange, in exchange for shares of JWGenesis Common Stock, on a one-for-one basis, with the result that JWCFS will become a wholly-owned subsidiary of JWGenesis and each issued and outstanding share of JWCFS will be exchanged for and become the right to receive one share of JWGenesis Common Stock and (ii) Genesis Members holding at least 90% of the Genesis Membership Interests will exchange such interests for up to 1,500,000 shares of JWGenesis Common Stock with the result that Genesis will become at least a 90% owned limited liability company of JWGenesis.

     The Combination, which will be accounted for as a purchase, is expected to be completed during 1998 and is subject to approval by the shareholders of JWCFS as well as other customary conditions of closing.

                              APPENDIX A


                            PLAN OF MERGER

                                  OF

                  JW CHARLES FINANCIAL SERVICES, INC.

                                  AND

                    THE AMERICAS GROWTH FUND, INC.

                           _________________


                               Section 1

     The names of the parties proposing to merge are JW Charles Financial Services, Inc., a Florida corporation ("JWCFS") and a wholly-owned subsidiary of JWGenesis Financial Corp. ("JWGenesis"), a Florida corporation, and The Americas Growth Fund, Inc., a Maryland corporation ("AGRO").

                               Section 2

     At the Effective Time (as defined in Section 3), subject to the applicable provisions of the Maryland General Corporation Law and the Florida Business Corporation Act, (a) AGRO shall be merged with and into JWCFS (the "Merger"), (b) the separate existence of AGRO shall cease, (c) JWCFS shall be the surviving corporation and (d) all the estate, property (real, personal, and mixed), rights, powers, privileges, immunities, and franchises of AGRO (public or private in nature), all the debts due on account to either of them, and all stock subscriptions and choses in action or other interests of or belonging or due to either of them, shall be transferred to and vested in JWCFS, the surviving corporation, without any further act or deed. The title to all real estate vested in AGRO shall not revert or be in any way impaired by reason of the Merger, but shall be vested in JWCFS as the surviving corporation.

                               Section 3

     The Merger shall become effective on the later of 12:01 A.M. on _______________, 1998 or the time and date that the Articles of Merger of JWCFS are filed with the Department of State of the State of Florida under the Florida Business Corporation Act and are accepted by the State Department of Assessments and Taxation of the State of Maryland under the Maryland General Corporation Law (the "Effective Time").

                               Section 4

     The manner of converting in the Merger shares of the issued and outstanding common stock, $.01 par value, of AGRO (the "AGRO Common Stock") into shares of the common stock, $.001 par value, of JWGenesis (the "JWGenesis Common Stock") is as follows:

     4.1 Each share of AGRO Common Stock issued and outstanding at the Effective Time (other than shares of AGRO Common Stock (i) held by JWCFS, or (ii) as to which the holder thereof has validly exercised the right to demand payment in cash of the fair value of such shares), by virtue of the Merger and without any further action on the part of the holder thereof, shall be canceled and converted into and become the right to receive .431 of a fully paid and nonassessable share of JWGenesis Common Stock.

     4.2 No fractional shares of JWGenesis Common Stock will be issued, but in lieu thereof, each holder of shares of AGRO Common Stock who would otherwise be entitled to a fraction of a share of JWGenesis Common Stock shall receive from JWCFS an amount of cash based on the last reported sale price of the JWGenesis Common Stock as reported on The American Stock Exchange on the last trading date immediately prior to the Effective Time.

     4.3 At the Effective Time, all issued and outstanding shares of AGRO Common Stock owned by JWCFS, and any shares of AGRO Common Stock held in AGRO's treasury, shall be canceled without consideration.

     4.4 At the Effective Time, JWCFS will cause the JWGenesis transfer agent to make available for delivery to the shareholders of AGRO the number of shares of JWGenesis Common Stock and cash in lieu of fractional shares to be received by them in the Merger. From and after the Effective Time, the sole right (except as provided herein) of the holders of certificates theretofore representing AGRO Common Stock shall be to receive shares of JWGenesis Common Stock or cash as provided above. As soon as practicable after the Effective Time, each holder of record as of the Effective Time of any shares of AGRO Common Stock, upon presentation and surrender of the certificate or certificates representing such shares to JWCFS or its designee, shall be entitled to receive in exchange therefor certificates representing the number of shares of JWGenesis Common Stock, amount of cash, or both to which such holder shall be entitled upon the aforesaid basis of exchange. Until so surrendered, each such outstanding certificate that prior to the Effective Time represented shares of AGRO Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of JWGenesis Common Stock or right to receive such amount of cash, or both, into which the same will have been converted.

     4.5 If, as of the Effective Time, any holder of shares of AGRO Common Stock shall have validly exercised and not forfeited its right to demand payment of the fair value of such shares in cash ("Objecting Shares") in connection with the Merger under Maryland Law, such shares shall not be converted into JWGenesis Common Stock but instead shall be converted into the right to receive such consideration as may be determined to be due with respect to such Objecting Shares pursuant to the Maryland Law. Each holder of Objecting Shares (an "Objecting Shareholder") who, pursuant to the provisions of Maryland Law, becomes entitled to payment in cash of the value of Objecting Shares shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of a legal obligation, after the Effective Time, to deliver shares of JWGenesis Common Stock to any holder of shares of AGRO Common Stock who shall have failed to make an effective payment demand or shall have lost his or her status as an Objecting Shareholder, JWCFS shall issue and deliver, upon surrender by such Objecting Shareholder of his or her certificate or certificates representing shares of AGRO Common Stock, the shares of JWGenesis Common Stock to which such Objecting Shareholder would have been entitled under Section 4.1 and cash in lieu of fractional shares pursuant to Section 4.2.

                               Section 5

     From and after the Effective Time, the effect of the Merger will be as provided in Section 607.1106 of the Florida Business Corporation Act and Section 3-114 of the Maryland General Corporation Law.

                               Section 6

     Neither the rights of creditors nor any liens or other encumbrances upon the property of AGRO or JWCFS shall in any manner be impaired by the Merger, but JWCFS as the surviving corporation shall be deemed to have assumed, and shall be liable for, all liabilities and obligations of each of AGRO and JWCFS in the same manner and to the same extent as if JWCFS had itself incurred each such liability or obligation. No action or proceeding then pending before any court or tribunal in which AGRO or JWCFS is a party shall abate or be discontinued by reason of the Merger, but any such action or proceeding may be prosecuted to final judgment or other determination as though no Merger had taken place, or JWCFS as the surviving corporation may be substituted as a party in place of AGRO by the court or other tribunal in or before which such action or proceeding is pending.

                               Section 7

     If at any time JWCFS as the surviving corporation shall consider necessary or desirable any further assignments, assurances, or other things in order to vest in it, according to the terms hereof, the title to any property or to rights of AGRO, the proper officers and directors of AGRO shall make, execute, and deliver all such proper assignments and assurances, and do all things necessary and proper, in order to vest such title in JWCFS as the surviving corporation, or in order to otherwise carry out the purposes of this Plan of Merger.

                               Section 8

     The Articles of Incorporation and Bylaws of JWCFS in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws, respectively, of the surviving corporation, JWCFS.

                               Section 9

     Concurrently with the Effective Time, the effect of the Merger, before the cessation of the separate existence of AGRO and the conversion or cancellation of outstanding shares of AGRO Common Stock as provided in Sections 2, 4, and 5, shall be that (a) JWCFS shall be deemed the sole owner of all outstanding shares of AGRO Common Stock, and (b) as such sole owner, JWCFS shall be deemed to have approved the withdrawal of AGRO's status as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), and to have authorized the filing of a Form N-54C notification of such withdrawal determination with the Securities and Exchange Commission (the "Commission"), without the necessity for any further action on the part of JWCFS or AGRO to evidence or effect such approval of withdrawal. Notwithstanding the foregoing, but without affecting the approval of AGRO's withdrawal of BDC status provided therein, the concurrent effect of the Merger as of the Effective Time shall thereafter be as provided in Section 2, 4, and 5. The provisions of this Section 9 are included solely to comply with certain matters under the 1940 Act and requirements of the Commission and do not otherwise affect or confer any right of or upon any other party or person.


     IN WITNESS WHEREOF, AGRO and JWCFS have caused this Plan of

Merger to be executed by officers thereunto duly authorized, as of the ____ day of __________, 1998.

[CORPORATE SEAL]              JW CHARLES FINANCIAL SERVICES, INC.

Attest:

________________________________   By: /s/ Joel E. Marks
Secretary or Assistant                Joel E. Marks
  Secretary                           Vice Chairman and Chief Financial Officer

[CORPORATE SEAL]              THE AMERICAS GROWTH FUND, INC.

Attest:

_______________________________    By: /s/ Leonard J. Sokolor
Secretary or Assistant             Leonard J. Sokolow
  Secretary                        President

                              APPENDIX B
                              ----------

                                TITLE 3
                              SUBTITLE 2
                OF THE MARYLAND GENERAL CORPORATION LAW

                   RIGHTS OF OBJECTING SHAREHOLDERS

                             SECTION 3-201

                              DEFINITION

     (a) In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

     (b) When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

                             SECTION 3-202

                     RIGHT TO FAIR VALUE OF STOCK

     (a) Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

          (1) The corporation consolidates or merges with another corporation;

          (2) The stockholder's stock is to be acquired in a share exchange;

          (3) The corporation transfers its assets in a manner requiring action under Section 3-105(d) of this title;

          (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

          (5) The transaction is governed by Section 3-602 of this title or exempted by Section 3-603(b) of this title.

     (b)  (1)  Fair value is determined as of the close of business:

               (i) With respect to a merger under Section 3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the day notice is given or waived under Section 3-106; or

               (ii) with respect to any other transaction, on the day the stockholders voted on the transaction objected to.

          (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

          (3) In any transaction governed by Section 3-602 of this title or exempted by Section 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of Section 3-603(b) of this title.

     (c) Unless the transaction is governed by Section 3-602 of this title or is exempted by Section 3-603(b) of this title, a stockholder may not demand the fair value of his stock and is bound by the terms of the transaction if:

          (1) The stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.:

               (i) With respect to a merger under Section 3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the date notice is given or waived under Section 3-106; or

               (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

          (2)  The stock is that of the successor in a merger; unless:

               (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

               (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or

          (3) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

                             SECTION 3-203

                       PROCEDURE BY STOCKHOLDER

     (a) A stockholder of a corporation who desires to receive payment of the fair value of his stock under this subtitle:

          (1) Shall file with the corporation a written objection to the proposed transaction:

               (i) With respect to a merger under Section 3-106 of this title of a 90 percent or more owned subsidiary into its parent, within 30 days after notice is given or waived under
          Section 3-106; or

               (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered;

          (2)  May not note in favor of the transaction; and

          (3)  Within 20 days after the Department accepts the

articles for record, shall make a written demand on the successor for payment for his stock, stating the number and class of shares for which he demands payment.

     (b) A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

                             SECTION 3-204

             EFFECT OF DEMAND ON DIVIDEND AND OTHER RIGHTS

     A stockholder who demands payment for his stock under this subtitle:

          (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under Section 3-202 of this subtitle; and

          (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

                             SECTION 3-205

                         WITHDRAWAL OF DEMAND

     A demand for payment may be withdrawn only with the consent of the successor.

                             SECTION 3-206

               RESTORATION OF DIVIDEND AND OTHER RIGHTS

     (a) The rights of a stockholder who demands payment are restored in full, if:

          (1)  The demand for payment is withdrawn;

          (2) A petition for an appraisal is not filed within the time required by this subtitle;

          (3) A court determines that the stockholder is not entitled to relief; or

          (4)  The transaction objected to is abandoned or rescinded.

     (b) The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

                             SECTION 3-207

                        PROCEDURE BY SUCCESSOR

     (a)  (1)       The successor promptly shall notify each objecting
stockholder in writing of the date the articles are accepted for record by the Department.

          (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

               (i) A balance sheet as of a date not more than six months before the date of the offer;

               (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

               (iii) Any other information the successor considers pertinent.

     (b) The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by registered mail at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

                             SECTION 3-208

         PETITION FOR APPRAISAL; CONSOLIDATION OF PROCEEDINGS;
                         JOINDER OF OBJECTORS

     (a) Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

     (b) (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

          (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

                             SECTION 3-209

                       CERTIFICATE MAY BE NOTED

     (a) At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

     (b) If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

                             SECTION 3-210

                        APPRAISAL OF FAIR VALUE

     (a) If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

     (b) Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

     (c) The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

     (d) (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

          (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

                             SECTION 3-211

             CONSIDERATION BY COURT OF APPRAISERS' REPORT

     (a) The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

          (1)  Confirms, modifies, or rejects it; and

          (2) If appropriate, sets the time for payment to the stockholder.

     (b) (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

          (2)  If the appraisers' report is rejected, the court may:

               (i) Determine the fair value of the stock and enter judgment for the stockholder; or

               (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

     (c) (1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as to which fair value is to be determined under Section 3-202 of this subtitle, and

          (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under
Section 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

             (i) The price which the successor offered for the stock;

             (ii) The financial statements and other information furnished to the stockholder; and

             (iii) Any other circumstances it considers relevant.

     (d) (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under Section 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

             (i) The price which the successor offered for the stock;

             (ii) The financial statements and other information furnished to the stockholder; and

             (iii) Any other circumstances it considers relevant.

          (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

             (i)The successor did not make an offer for the stock under Section 3-207 of this subtitle; or

             (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

     (e) The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

                             SECTION 3-212

                          SURRENDER OF STOCK

     The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

          (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

          (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

                             SECTION 3-213

               RIGHTS OF SUCCESSOR WITH RESPECT TO STOCK

     (a) A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under
Section 3-202 of this subtitle.

     (b) After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

     (c) Unless the articles provide otherwise stock in the successor of a consolidation merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

                              APPENDIX C


   FAIRNESS OPINIONS WITH RESPECT TO EXCHANGE OFFER AND COMBINATION
                          (NOT AS TO MERGER)

            PART II-INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act (the "FBCA") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain of the directors' fiduciary duties. In general, the duty of care requires that a director exercise his judgment in good faith on an informed basis, and in a manner he reasonably believes to be in the best interests of the corporation. Absent the limitations now authorized by the FBCA, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     The Registrant's Articles of Incorporation (the "Registrant's Articles") provide for indemnification of directors to the fullest extent permitted by Florida law and, to the extent permitted by such law, eliminate, or limit the personal liability of directors to the Registrant and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. Specifically, a director of the Registrant will not be personally liable to the Registrant or its shareholders for monetary damages for breach of such fiduciary duty as a director, except for liability for (i) a violation of the criminal law, (ii) a transaction from which the director received an improper personal benefit, (iii) an unlawful distribution,
(iv) willful misconduct in a proceeding by or in the right of the corporation or a shareholder, or (v) recklessness or bad faith in a proceeding by or in the right of someone other than the corporation or a shareholder.

     The inclusion of this provision in the Registrant's Articles may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Registrant and its shareholders.

     The Registrant's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this Registration
Statement:

   Exhibit Number          Description of Exhibit
   --------------          ----------------------

       3(a)          Articles of Incorporation of JWGenesis
                     (incorporated by reference to Exhibit 3.1 to JWGenesis' Registration Statement on Form S-4 (File No. 333-47693) filed with the Commission on April 22, 1998 (the "Combination S-4")).

        3(b) By-Laws of JWGenesis (incorporated by reference to Exhibit 3.2 to the Combination S-4).

   Exhibit Number          Description of Exhibit
   --------------          ----------------------

          5           Opinion of Kilpatrick Stockton LLP.

          8           Tax Opinion of Kilpatrick Stockton LLP.

         10 Shareholders Agreement, dated June 12, 1998, between Marshall T. Leeds and The Will K. Weinstein Revocable Trust (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of JWGenesis (File
                      No. 001-14205) filed with the Commission on August 19, 1998 (the "JWGenesis 10-Q")).

        23(a) Consent of PricewaterhouseCoopers LLP (accountants for JWCFS and JWGenesis).

        23(b)         Consent of Lallman, Feltman, Shelton & Peterson, P.A.
                      (accountants for Genesis).

        23(c)         Consent of Kilpatrick Stockton LLP (included in
                      Exhibit 5).

         24           Power of Attorney (included on Signature Page).

        99(a) Amended and Restated Agreement and Plan of Combination, dated as March 9, 1998, among JWCFS, JWGenesis, Genesis and the owners of all of the equity interests in Genesis (incorporated by reference to Exhibit 2.1 to the Combination S-4).

        99(b)         Employment Agreement between JWGenesis and Marshall T.
                      Leeds (incorporated by reference to Exhibit 10.1 to the to the JWGenesis 10-Q).

        99(c)         Employment Agreement between JWGenesis and Joel E.
                      Marks (incorporated by reference to Exhibit 10.2 to the JWGenesis 10-Q).

        99(d)         Employment Agreement between JWGenesis and Philip
                      C. Stapleton (incorporated by reference to Exhibit 10.3 to the JWGenesis 10-Q).

        99(e)         Employment Agreement between JWGenesis and Gregg S. Glaser

        99(f)         Employment Agreement between JWGenesis and Will K.
                      Weinstein (incorporated by reference to Exhibit 10.4 to the JWGenesis 10-Q).

        99(g) Form of Nonsolicitation Agreement between JWGenesis and each of Marshall T. Leeds and Joel E. Marks
                      (incorporated by reference to Exhibit 10.3 to the Combination S-4).

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15 of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(iii) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on November 3, 1998.

                                   JWGENESIS FINANCIAL CORP., INC.

                                   By: /s/   Joel E. Marks
                                       Joel E. Marks, Executive Vice
                                       President and Chief Financial
                                       Officer

                           POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marshall T. Leeds and Joel E. Marks, attorneys-in-fact, jointly and severally, each having the power of substitution, for them in any and all capacities, to sign any amendments to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 3rd day of November, 1998.

                   Signature                          Title

 /s/ Marshall T. Leeds                         President, Chief Executive
     Marshall T. Leeds                         Officer and Chairman of the
                                               Board (Principal Executive
                                               Officer)

/s/________________________________            Vice Chairman and Director
     Will K. Weinstein

/s/  Philip C. Stapleton                       Chief Operating Officer and
     Philip C. Stapleton                       Director

/s/ Joel E. Marks                              Executive Vice President, Chief
    Joel E. Marks                              Financial Officer and Director
                                               (Principal Financial and
                                               Accounting Officer)

/s/ Jeffrey H. Lehman                          Director
    Jeffrey H. Lehman

/s/ Wm. Dennis Ferguson                        Director
    Wm. Dennis Ferguson

/s/ Gregg S. Glaser                            Director
    Gregg S. Glaser

/s/ Harvey R. Heller                           Director
    Harvey R. Heller

/s/ Curtis Sykora                              Director
    Curtis Sykora

                             EXHIBIT INDEX

   Exhibit Number          Description of Exhibit
   --------------          ----------------------

       3(a)          Articles of Incorporation of JWGenesis
                     (incorporated by reference to Exhibit 3.1 to JWGenesis' Registration Statement on Form S-4 (File No. 333-47693) filed with the Commission on April 22, 1998 (the "Combination S-4")).

        3(b) By-Laws of JWGenesis (incorporated by reference to Exhibit 3.2 to the Combination S-4).

          5           Opinion of Kilpatrick Stockton LLP.

          8           Tax Opinion of Kilpatrick Stockton LLP.

         10 Shareholders Agreement, dated June 12, 1998, between Marshall T. Leeds and The Will K. Weinstein Revocable Trust (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of JWGenesis (File
                      No. 001-14205) filed with the Commission on August 19, 1998 (the "JWGenesis 10-Q")).

        23(a) Consent of PricewaterhouseCoopers LLP (accountants for JWCFS and JWGenesis).

        23(b)         Consent of Lallman, Feltman, Shelton & Peterson, P.A.
                      (accountants for Genesis).

        23(c)         Consent of Kilpatrick Stockton LLP (included in
                      Exhibit 5).

         24           Power of Attorney (included on Signature Page).

        99(a) Amended and Restated Agreement and Plan of Combination, dated as March 9, 1998, among JWCFS, JWGenesis, Genesis and the owners of all of the equity interests in Genesis (incorporated by reference to Exhibit 2.1 to the Combination S-4).

        99(b)         Employment Agreement between JWGenesis and Marshall T.
                      Leeds (incorporated by reference to Exhibit 10.1 to the to the JWGenesis 10-Q).

        99(c)         Employment Agreement between JWGenesis and Joel E.
                      Marks (incorporated by reference to Exhibit 10.2 to the JWGenesis 10-Q).

        99(d)         Employment Agreement between JWGenesis and Philip
                      C. Stapleton (incorporated by reference to Exhibit 10.3 to the JWGenesis 10-Q).

        99(e)         Employment Agreement between JWGenesis and Gregg S. Glaser

        99(f)         Employment Agreement between JWGenesis and Will K.
                      Weinstein (incorporated by reference to Exhibit 10.4 to the JWGenesis 10-Q).

        99(g) Form of Nonsolicitation Agreement between JWGenesis and each of Marshall T. Leeds and Joel E. Marks
                      (incorporated by reference to Exhibit 10.3 to the Combination S-4).